



2012 ANNUAL REPORT


APR 3 0 2013
Washington DC
401


02
03
04
05




23700

INDUSTRIAL INCOME TRUST®


INDUSTRIAL
INCOME TRUST™

April 2013

Dear Stockholders:

2012 was another exciting year for our company, and we are pleased to report that we made great progress across the board. Our market teams continued to do a great job serving our customers, leasing space, sourcing new growth opportunities and creating value.

In terms of acquisition activity, 2012 was a successful year for us, as we acquired 107 industrial buildings comprising approximately 23.0 million square feet for an aggregate purchase price of approximately $1.4 billion, which was our biggest year for acquisitions since inception. This brought our total portfolio to 219 industrial buildings aggregating 43.1 million square feet with over 410 customers in 19 major markets throughout the U.S., all as of year-end.

On the operating front, we leased approximately 4.9 million square feet during the year, which included 2.3 million square feet of new leases and expansions, and 2.6 million square feet of renewals. This leasing activity resulted in our operating portfolio being 96% leased at year-end, including leases in-place that had not yet commenced.

With limited new supply, demand remains strong for Class A and Class B product in those port and high-barrier-to-entry markets targeted by us, with many national corporate users taking large blocks of available space. Overall, we believe leasing activity and net absorption will continue their broad-based improvement over the next three to four years, with rental rates increasing across most markets over this time period as well. In addition, we believe customers will continue to look for opportunities to upgrade and consolidate their distribution facilities to reduce their overall costs. Thus, we are beginning to participate in some industrial warehouse development in certain key supply constrained markets, as construction continues to remain at or near record low levels across the country.

With regard to capital, during 2012, we sold over $730 million of stock in our public offerings, bringing the total gross proceeds raised at year-end to $1.3 billion. In addition, we maintained our leverage levels in our target range, ending the year with a consolidated leverage ratio of approximately 52%.

Strategically, we continue to expand and strengthen our presence in the 15 top-tier U.S. markets, by prudently deploying capital to acquire primarily institutional quality, functional industrial buildings with generic features designed for flexibility and high acceptance by a wide range of customers, at attractive prices and targeted returns. We also plan to continue acquiring properties in selected markets that we believe are important to the global and national supply chain, which markets we believe provide unique opportunities to capture additional value. While the acquisition market is highly competitive, our pipeline remains active and we believe the capital markets remain open for the long-term, stable institutional quality properties we are acquiring and managing.

We are very pleased with all we have accomplished in 2012 and the team we have assembled. We have continued to strategically expand our organization, including growing our offices in each of the critical Southern California, New Jersey, and Dallas markets, as well as adding to our asset management, real estate due diligence, accounting, and capital markets teams as needed. Every day we are focused on helping to create value for our stockholders, and we thank the IIT employees, workforce, and Board of Directors for their hard work and continued dedication. We enter 2013 with positive momentum and look forward to communicating our future achievements as we continue to execute our business plan.

Sincerely,

Dwight L. Merriman III
Chief Executive Officer

This letter contains forward-looking statements that are based on IIT's current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties, including, without limitation, IIT's ability to consummate additional acquisitions and otherwise execute on its investment strategy, the availability of affordable financing, IIT's ability to identify and time investments that will generate attractive returns for investors and those risks set forth in the "Risk Factors" section of IIT's Annual Report on Form 10-K for the year ended December 31, 2012. Any of these statements could prove to be inaccurate, and actual events and results of operations could differ materially from those expressed or implied. You are cautioned not to place undue reliance on any forward-looking statements.

Industrial Income Trust Inc.
2012 Annual Report to Stockholders

In addition to the enclosed Annual Report on Form 10-K for the year ended December 31, 2012 of Industrial Income Trust Inc., a Maryland corporation (the "Company"), the Company provides the following additional information, as required by Section 12.6 of its charter.

- For the year ended December 31, 2012, the total capital raised was approximately $731.0 million and the total costs of raising capital were approximately $62.3 million, which represented approximately 8.5% of the total capital raised.
- For the year ended December 31, 2012, applying the definitions of total operating expenses, net income and average invested assets from the Company's charter, the Company's total operating expenses were approximately $47.8 million, which represented (i) approximately 191.8% of the Company's net income and (ii) approximately 3.3% of the Company's average invested assets.

Report of the Independent Directors

As Independent Directors of the Company, we have reviewed the policies being followed by the Company and believe they are in the best interest of its stockholders. The basis for this conclusion is outlined below in the analysis of the policies in place.

The Company has developed a system of policies and procedures designed to enable the objectives of the Company (as outlined in the Company's charter) to be achieved. These policies cover, among other things, investments in properties, debt and other real estate assets, administration of the Company, conflict resolution and raising capital. We believe the Company's policies, as described in the Company's prospectus, have been carefully and thoughtfully drafted to minimize risk while maximizing the Company's ability to achieve its primary investment objectives as described in the prospectus. The Company's investment policies include provisions that: (i) limit the Company's investments in certain types of unimproved real properties to 10% of the Company's total assets; (ii) require the Company's board of directors or an appropriate committee of the board of directors to pre-approve any joint venture investment made by the Company; (iii) require appraisals of underlying property before the Company may make debt investments relating to such property; and (iv) establish criteria for acceptable lease terms and structures. Further, the Company's conflict of interest policies require the prior approval of the Company's independent directors with respect to transactions between the Company and its affiliates.

The Company's Advisor, Industrial Income Advisors LLC (the "Advisor"), has substantial discretion with respect to the selection of real properties and other real estate-related investments, and in connection with such determination, the Advisor considers certain factors, including, but not limited to, the following: (i) demographic data and trends; (ii) regional and local market, and property specific supply/demand dynamics; (iii) barriers to entry and competition in the relevant market; (iv) physical condition and location of the asset; (v) credit quality of in-place tenants; (vi) market rents and opportunity for revenue and net operating income growth; (vii) liquidity and income tax considerations; and (viii) additional factors considered important to meeting the investment objectives of the Company.

As of December 31, 2012, the Company owned and managed a portfolio of consolidated and unconsolidated properties that included 219 industrial buildings totaling approximately 43.1 million square feet with over 410 customers in 19 major industrial markets throughout the U.S. We believe the Company's portfolio of properties as of December 31, 2012 is consistent with the investment strategy and objectives outlined in the Company's charter and prospectus.

We have reviewed the related party transactions as outlined in Note 10 to the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on March 6, 2013, and in our opinion, the transactions reflected therein are fair and reasonable to the Company and its stockholders.

Dated: April 12, 2013

Independent Directors of the Company:

Marshall M. Burton
Charles B. Duke
Stanley A. Moore

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 000-54372

Industrial Income Trust Inc.

(Exact name of registrant as specified in its charter)

Maryland	**27-0477259**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
518 Seventeenth Street, 17th Floor, Denver, CO	**80202**
(Address of principal executive offices)	**(Zip Code)**

(303) 228-2200

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 Par Value

(Title of Each Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one).

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of June 30, 2012 was $1.1 billion (assuming a market value of $10.40 per share based on our offering price as of the date of this report). No established market exists for the registrant's common stock.

As of February 27, 2013, there were 144.0 million shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates certain information by reference to the definitive proxy statement for the registrant's 2013 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission no later than April 30, 2013.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes certain statements that may be deemed forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements relate to, without limitation, rent and occupancy growth, general conditions in the geographic area where we operate, our future debt and financial position, our future capital expenditures, future distributions and acquisitions (including the amount and nature thereof), other developments and trends of the real estate industry, business strategies and the expansion and growth of our operations. Forward-looking statements are generally identifiable by the use of the words "may," "will," "should," "expect," "could," "intend," "plan," "anticipate," "estimate," "believe," "continue," "project," or the negative of these words or other comparable terminology. These statements are not guarantees of future performance, and involve certain risks, uncertainties and assumptions that are difficult to predict.

The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to:

- Our ability to raise substantially more offering proceeds and effectively deploy the proceeds raised in our public offerings in accordance with our investment strategy and objectives;
- The failure of acquisitions to perform as we expect;
- Our failure to successfully integrate acquired properties and operations;
- The availability of cash flows from operating activities for distributions and capital expenditures;
- Defaults on or non-renewal of leases by customers, lease renewals at lower than expected rent, or failure to lease properties at all or on favorable rents and terms;
- Continued or worsening difficulties in economic conditions generally and the real estate, debt, and securities markets specifically;
- Legislative or regulatory changes (including changes to the laws governing the taxation of real estate investment trusts ("REITs"));
- Our failure to obtain, renew, or extend necessary financing or access the debt or equity markets;
- Conflicts of interest arising out of our relationships with Industrial Income Advisors Group LLC (the "Sponsor"), Industrial Income Advisors LLC (the "Advisor"), and their affiliates;
- Risks associated with using debt to fund our business activities, including re-financing and interest rate risks;
- Increases in interest rates, operating costs, or greater than expected capital expenditures;
- Changes to U.S. generally accepted accounting principles ("GAAP"); and
- Our ability to qualify as a REIT.

Any of the assumptions underlying forward-looking statements could prove to be inaccurate. Our stockholders are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report on Form 10-K. All forward-looking statements are made as of the date of this Annual Report on Form 10-K and the risk that actual results will differ materially from the expectations expressed in this Annual Report on Form 10-K will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report on Form 10-K, whether as a result of new information, future events, changed circumstances, or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report on Form 10-K, including, without limitation, the risks described under "Risk Factors," the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report on Form 10-K will be achieved.

PART I

ITEM 1. BUSINESS

The Company

Industrial Income Trust Inc. is a Maryland corporation formed on May 19, 2009 to make investments in income-producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers. As used herein, the terms "Industrial Income Trust," "IIT," the "Company", "we," "our," or "us" refer to Industrial Income Trust Inc. and its consolidated subsidiaries, except where otherwise indicated.

We have operated and elected to be treated as a REIT for U.S. federal income tax purposes, commencing with the taxable year ended December 31, 2010. We utilize an Umbrella Partnership Real Estate Investment Trust ("UPREIT") organizational structure to hold all or substantially all of our assets through our operating partnership, Industrial Income Operating Partnership LP (the "Operating Partnership"), a Delaware limited partnership of which we are the sole general partner and a limited partner.

On December 18, 2009, we commenced an initial public offering (the "Initial Offering") of up to $2.0 billion in shares of our common stock, including $1.5 billion in shares of common stock offered at a price of $10.00 per share and $500.0 million in shares offered under our distribution reinvestment plan at a price of $9.50 per share. On April 17, 2012, immediately following the end of the Initial Offering, which closed on April 16, 2012, we commenced the follow-on offering of up to $2.4 billion in shares of our common stock (the "Follow-On Offering"), including $1.8 billion in shares of common stock offered at a price of $10.40 per share and $600.0 million in shares offered under our distribution reinvestment plan at a price of $9.88 per share. As of December 31, 2012, we had raised gross proceeds of approximately $1.3 billion from the sale of 133.2 million shares of our common stock in our public offerings, including approximately $31.9 million from the sale of 3.3 million shares of our common stock through our distribution reinvestment plan.

Prior to the Initial Offering, our sole investors were the Advisor and the Sponsor, which purchased 20,000 shares and 200 shares of our common stock, respectively. In addition, the Sponsor has been issued and owns partnership units in the Operating Partnership constituting a separate series of partnership interests with special distribution rights, which we refer to as the "Special Units." See "Note 11 of Notes to Consolidated Financial Statements" for additional information.

We rely on the Advisor to manage our day-to-day operating and acquisition activities and to implement our investment strategy pursuant to the terms of a fourth amended and restated advisory agreement (the "Advisory Agreement"), dated February 21, 2013, by and among us, the Operating Partnership, and the Advisor. The Advisor performs its duties and responsibilities under the Advisory Agreement as a fiduciary of us and our stockholders. The Advisor may, but is not required to, establish working capital reserves from proceeds from our public offerings, from cash flow generated by operating assets, or from proceeds from the sale of assets. Working capital reserves are typically utilized to fund customer improvements, leasing commissions, and major capital expenditures. Our lenders also may require working capital reserves.

As of December 31, 2012, we owned, either directly or through an unconsolidated joint venture, a portfolio that included 219 industrial buildings totaling approximately 43.1 million square feet with 414 customers in 19 major industrial markets throughout the U.S. with a weighted-average remaining lease term (based on square feet) of 5.3 years. This data includes our unconsolidated properties, consisting of 29 industrial buildings totaling approximately 6.2 million square feet. Of the 219 industrial buildings we owned and managed as of December 31, 2012:

- 208 industrial buildings totaling approximately 40.0 million square feet comprised our operating portfolio, which includes stabilized properties and was 95% occupied (96% leased). The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced.

- 11 industrial buildings totaling approximately 3.1 million square feet comprised our development portfolio, which includes buildings acquired with the intention to reposition or redevelop, or buildings recently completed which have not yet reached stabilization. We generally consider a building to be stabilized on the earlier to occur of the first anniversary of a building's completion or a building achieving 90% occupancy.

During the year ended December 31, 2012, we acquired, either directly or through an unconsolidated joint venture, 107 buildings comprising approximately 23.0 million square feet for an aggregate total purchase price of approximately $1.4 billion. We funded these acquisitions with proceeds from our public offerings and financings.

We currently operate as one reportable segment comprised of industrial real estate. Refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, "Financial Statements and Supplementary Data," for further details concerning our operating results and Item 2, "Properties," for further details concerning our portfolio.

Investment Objectives

Our primary investment objectives include the following:

- Preserving and protecting our stockholders' capital contributions;
- Providing current income to our stockholders in the form of regular cash distributions; and
- Realizing capital appreciation upon the potential sale of our assets or other liquidity event.

There is no assurance that we will attain our investment objectives. Our charter places numerous limitations on us with respect to the manner in which we may invest our funds. In most cases these limitations cannot be changed unless our charter is amended, which may require the approval of our stockholders.

Investment Strategy

We will continue to focus our investment activities on, and use the proceeds of our public offerings principally for, the acquisition, development, and/or financing of income-producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers. Creditworthiness does not necessarily mean that our customers are or will be investment grade, and much of our customer base is currently comprised of and is expected to continue to be comprised of non-rated and non-investment grade customers. We evaluate creditworthiness and financial strength of prospective customers based on financial, operating and business plan information that is provided to us by such prospective customers, as well as other market and economic information that is generally publicly available. Although we intend to continue to focus our investment activities primarily on distribution warehouses and other industrial properties, our charter and bylaws do not preclude us from investing in other types of commercial property or real estate-related debt. As of December 31, 2012, our portfolio was comprised entirely of industrial properties (see Item 2, "Properties" for further detail). Our investment in any distribution warehouse, other industrial property, or other property type will be based upon the best interests of our company and our stockholders as determined by our board of directors. Real estate assets in which we may invest may be acquired either directly by us or through joint ventures or other co-ownership arrangements, and may include equity investments in commercial properties; mortgage, mezzanine, construction, bridge, and other loans related to real estate; and investments in other real estate-related entities, including REITs, private real estate funds, real estate management companies, real estate development companies, and debt funds, both foreign and domestic.

Financing Objectives

We use secured and unsecured debt as a means of providing additional funds for the acquisition of assets, to pay distributions, and for other corporate purposes. This will generally allow us to make more investments than would otherwise be possible, potentially resulting in enhanced investment returns and a more diversified portfolio. While a large percentage of our debt financings are typically comprised of long-term, fixed rate loans, our use of leverage generally increases the risk of default on loan payments and the resulting foreclosure on a particular asset. Upon a default, our lenders may also have recourse to assets other than those specifically securing the repayment of the indebtedness. Our ability to enhance our investment returns and to increase our diversification by acquiring assets using additional funds provided through borrowing could be adversely impacted if the credit markets are closed or limited and banks and other lending institutions impose severe restrictions on the amount of funds available for the types of loans we seek. See Item 1A, "Risk Factors – Risks Associated with Debt Financing" for further detail.

Competition

The market for the acquisition of industrial real estate is highly competitive. We compete for real property investments with other REITs and institutional investors, such as pension funds and their advisors, private real estate investment funds, insurance company investment accounts, private investment companies, individuals and other entities engaged in real estate investment activities, some of which have greater financial resources than we do and generally may be able to accept more risk, including risks relating to the creditworthiness of potential customers, the breadth of the markets in which to invest, or the level of leverage they are willing to take on. They also may possess significant competitive advantages that result from, among other things, a lower cost of capital or greater operating efficiencies associated with a larger platform.

The market for the leasing of industrial real estate is also very competitive. We experience competition for customers from other existing assets in proximity to our buildings, as well as from proposed new developments. As a result, we may have to provide free rental periods, incur charges for tenant improvements, or offer other inducements, all of which may have an adverse impact on our results of operations.

Significant Customers

We are dependent upon the ability of current customers to pay their contractual rent amounts as the rents become due. As of December 31, 2012, there were no customers that individually represented more than 10% of total annualized base rent, and our 10 largest customers represented approximately 28.9% of total annualized base rent of our consolidated and unconsolidated properties (assuming 100% ownership of our unconsolidated properties). We are not aware of any current customers who will not be able to pay their contractual rental amounts as they become due whose inability to pay would have a material adverse impact on our results of operations. See Item 2, "Properties" for further detail about customer diversification.

Conflicts of Interest

We are subject to various conflicts of interest arising out of our relationship with the Advisor and other affiliates, including: conflicts related to the compensation arrangements among the Advisor, certain affiliates, and us; conflicts with respect to the allocation of the Advisor's time and its key personnel; conflicts related to our potential acquisition of assets from affiliates of the Advisor; and conflicts with respect to the allocation of investment opportunities. See Item 1A, "Risk Factors – Risks Related to the Advisor and Its Affiliates," for additional detail. The independent directors have an obligation to function on our behalf in all situations in which a conflict of interest may arise and have a fiduciary obligation to act on behalf of our stockholders.

Compliance with Federal, State and Local Environmental Laws

Properties that we acquire, and the properties underlying our investments, are subject to various federal, state, and local environmental laws, ordinances, and regulations. Under these laws, ordinances, and regulations, a current or previous owner of real estate (including, in certain circumstances, a secured lender that succeeds to ownership or control of a property) may become liable for the costs of removal or remediation of certain hazardous or toxic substances or petroleum product releases at, on, under, or in its property. These laws typically impose cleanup responsibility and liability without regard to whether the owner or control party knew of or was responsible for the release or presence of the hazardous or toxic substances. The costs of investigation, remediation, or removal of these substances may be substantial and could exceed the value of the property. An owner or control party of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. Certain environmental laws also impose liability in connection with the handling of or exposure to materials containing asbestos. These laws allow third parties to seek recovery from owners of properties for personal injuries associated with materials containing asbestos. Our operating costs and the values of these assets may be adversely affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances, and regulations, as well as the cost of complying with future legislation, and our income and ability to make distributions to our stockholders could be affected adversely by the existence of an environmental liability with respect to our properties. We will endeavor to ensure our properties are in compliance in all material respects with all federal, state and local laws, ordinances, and regulations regarding hazardous or toxic substances or petroleum products.

Employees

We have no employees. Pursuant to the terms of the Advisory Agreement, the Advisor assumes principal responsibility for managing our affairs and we compensate the Advisor for these services.

Additional Information

Our internet address is *www.industrialincome.com.* Through a link on our website, we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and prospectus, along with any amendments to those filings, as soon as reasonably practicable after we file or furnish them to the SEC.

ITEM 1A. RISK FACTORS

RISKS RELATED TO INVESTING IN SHARES OF OUR COMMON STOCK

We have a limited operating history and there is no assurance that we will be able to successfully achieve our investment objectives; the prior performance of other Sponsor affiliated entities may not be an accurate barometer of our future results.

We have a limited operating history and we may not be able to achieve our investment objectives. As a result, an investment in our shares of common stock may entail more risk than the shares of common stock of a real estate investment trust with a substantial operating history. In addition, stockholders should not rely on the past performance of investments by other Sponsor affiliated entities to predict our future results. Our investment strategy and key employees may differ from the investment strategies and key employees of our affiliates in the past, present, and future.

There is no public trading market for the shares of our common stock; therefore it will be difficult for our stockholders to sell their shares of common stock.

There is no current public market for the shares of our common stock and we have no obligation or current plans to apply for listing on any public securities market. We have a share redemption program, but it is limited in terms of the amount of shares which may be redeemed over a 12-month period. It will therefore be difficult for our stockholders to sell their shares of common stock promptly or at all. Even if our stockholders are able to sell their shares of common stock, the absence of a public market may cause the price received for any shares of our common stock to be less than what our stockholders paid, less than their proportionate value of the assets we own and less than the amount our stockholders would receive on any liquidation of our assets. This may be the result, in part, of the fact that the amount of funds available for investment are reduced by funds used to pay selling commissions, the dealer manager fees and the acquisition fees in connection with our public offering. Unless our aggregate investments increase in value to compensate for these up-front fees and expenses, which may not occur, it is unlikely that our stockholders will be able to sell their shares without incurring a substantial loss. Also, upon the occurrence of a Liquidity Event (as defined in Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities"), including but not limited to listing our common stock on a national securities exchange (or the receipt by our stockholders of securities that are listed on a national securities exchange in exchange for our common stock); our sale, merger, or other transaction in which our stockholders either receive, or have the option to receive, cash, securities redeemable for cash, and/or securities of a publicly traded company; and the sale of all or substantially all of our assets where our stockholders either receive, or have the option to receive, cash or other consideration, or our liquidation, our stockholders may receive less than what they paid for their shares. We cannot assure our stockholders that their shares will ever appreciate in value to equal the price they paid for their shares. Prospective stockholders should consider our shares of common stock as illiquid and a long-term investment, and they must be prepared to hold their shares for an indefinite length of time.

We have not identified any specific assets to acquire or investments to make with all of the proceeds of the Follow-On Offering. Stockholders will not have the opportunity to evaluate all of the investments we will make with the proceeds of the Follow-On Offering prior to purchasing shares of our common stock.

Stockholders will not be able to evaluate the economic merits, transaction terms or other financial or operational data concerning any of our future investments we will make with the proceeds of the Follow-On Offering prior to purchasing shares of our common stock. Stockholders must rely on the Advisor and our board of directors to implement our investment policies, to evaluate our investment opportunities and to structure the terms of our investments. Because stockholders cannot evaluate any of our future investments in advance of purchasing shares of our common stock, the Follow-On Offering may entail more risk than other types of offerings. This additional risk may hinder stockholders' ability to achieve their own personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives.

The Follow-On Offering is a "best efforts" offering and if we are unable to raise substantial funds, we will be limited in the number and type of investments we may make which could negatively impact an investment in shares of our common stock.

The Follow-On Offering is being made on a "best efforts" basis, whereby the broker dealers participating in the offering are only required to use their best efforts to sell shares of our common stock and have no firm commitment or obligation to purchase any of the shares of our common stock. In addition, FINRA has proposed, and other regulatory agencies may propose, rules or regulations that could negatively impact our ability to sell our shares. As a result, the amount of proceeds we raise in the Follow-On Offering may be substantially less than the amount we would need to achieve a diversified industrial portfolio. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, and our financial condition and ability to make distributions could be adversely affected. If we are unable to raise a substantial amount through the Follow-On Offering, we will make fewer investments in properties, and will more likely focus on making investments in loans and real estate-related entities, resulting in less diversification in terms of the number of investments owned, the geographic regions in which our property investments are located, and the types of investments that we make. As a result, the likelihood increases that any single investment's poor performance would materially affect our overall investment performance.

Our stockholders may be at a greater risk of loss than the Sponsor or the Advisor since our primary source of capital is funds raised through the sale of shares of our common stock.

Because our primary source of capital is funds raised through the sale of shares of our common stock, any losses that may occur will be borne primarily by our stockholders, rather than by the Sponsor or the Advisor.

Stockholders will not have the benefit of an independent due diligence review in connection with the Follow-On Offering, which increases the risk of their investment.

Because the Advisor and the Dividend Capital Securities LLC (the "Dealer Manager") are affiliates of ours, stockholders will not have the benefit of an independent due diligence review and investigation of the type normally performed by an unaffiliated, independent underwriter in connection with a securities offering. This lack of an independent due diligence review and investigation increases the risk of the stockholders' investment.

We are required to pay substantial compensation to the Advisor and its affiliates, which may be increased or decreased during the Follow-On Offering or thereafter by a majority of our board of directors, including a majority of the independent directors.

Subject to limitations in our charter, the fees, compensation, income, expense reimbursements, interest and other payments that we are required to pay to the Advisor and its affiliates may increase or decrease during the Follow-On Offering or thereafter if such change is approved by a majority of our board of directors, including a majority of the independent directors. These payments to the Advisor and its affiliates will decrease the amount of cash we have available for operations and new investments and could negatively impact our ability to pay distributions and our stockholders' overall return.

Our stockholders are limited in their ability to sell their shares of our common stock pursuant to our share redemption program; our stockholders may not be able to sell any of their shares of our common stock back to us; and, if our stockholders do sell their shares, they may not receive the price they paid.

Our share redemption program may provide our stockholders with only a limited opportunity to have their shares of our common stock redeemed by us at a price that may reflect a discount from the purchase price of the shares of our common stock being redeemed, after our stockholders have held them for a minimum of one year. Our common stock may be redeemed on a quarterly basis. However, our share redemption program contains certain restrictions and limitations, including those relating to the number of shares of our common stock that we can redeem at any given time and limiting the redemption price. Specifically, we cap the number of shares to be redeemed during any calendar quarter. The aggregate amount of redemptions under our share redemption program is not expected to exceed the aggregate amount of proceeds received from our distribution reinvestment plan, although the board of directors, in its sole discretion, could determine to use other sources of funds to make redemptions provided that we will not redeem, during any consecutive 12-month period, more than five percent of the number of shares of common stock outstanding at the beginning of such 12-month period. Our board of directors may also determine from time to time to further limit redemptions when funds are needed for other business purposes. Any request by the holders of our Operating Partnership Units ("OP Units") to redeem some or all of their OP Units, may further limit the funds we have available to redeem shares of our common stock pursuant to our share redemption program, should our board of directors determine to redeem OP Units for cash. Our board of directors, in its sole discretion, may determine to redeem OP Units for shares of our common stock, cash, or a combination of both. In addition, our board of directors reserves the right to reject any redemption request for any reason or to amend, suspend or terminate the share redemption program at any time. Therefore, our stockholders may not have the opportunity to sell any of their shares of common stock back to us pursuant to our share redemption program. Any amendment, suspension, or termination of our share redemption program will not affect the rights of holders of OP Units to cause us to redeem their OP Units. Moreover, if our stockholders do sell their shares of common stock back to us pursuant to the share redemption program, our stockholders may not receive the same price they paid for the shares of our common stock being redeemed. See Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" for a description of other restrictions and limitations of our share redemption program.

The actual value of shares that we repurchase under our share redemption program may be substantially less than what we pay.

Under our share redemption program, shares may be redeemed at varying prices depending on (a) the number of years the shares have been held, (b) the purchase price paid for the shares and (c) whether the redemptions are sought upon a stockholder's death or disability. As described below, the offering price for shares of our common stock in the Follow-On Offering was arbitrarily determined. Although the offering price represents the most recent price at which most investors are willing to purchase such shares, it does not represent the current value of our assets per share of our common stock at any particular time and may be higher or lower than the actual value of our assets per share at such time. Accordingly, when we redeem shares of our common stock at the offering price or at a percentage of the offering price, the actual value of the shares that we redeem may be less, and, as a result, the redemption may be dilutive to our remaining stockholders.

We may continue to have difficulty completely funding our distributions with funds provided by cash flows from operating activities; therefore, we may use cash flows from financing activities (which include borrowings), proceeds from the issuance of shares under our distribution reinvestment plan, sales of assets, cash resulting from a waiver or deferral of fees, interest income from our cash balances, or other sources to fund distributions to our stockholders. The use of these sources to fund distributions and the ultimate repayment of any liabilities incurred could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for operations and new investments and/or potentially impact the value or result in dilution of our stockholders' investment in shares of our common stock by creating future liabilities, reducing the return on their investment or otherwise.

Until the proceeds from our public offerings are fully invested, and from time to time thereafter, we may not generate sufficient cash flows from operating activities, as determined on a GAAP basis, to fully fund distributions to our stockholders. For the year ended December 31, 2012, 42% of our total distributions were paid from cash flows from operating activities, as determined on a GAAP basis, and 58% of our total distributions were funded from sources other than cash flows from operating activities, including 12% funded with proceeds from our debt financings (including borrowings secured by our assets) and 46% funded with proceeds from the issuance of shares under our distribution reinvestment plan, or DRIP shares. Some or all of our future distributions may be paid from these sources, as well as from the sales of assets, cash resulting from a waiver or deferral of fees otherwise payable to the Advisor or its affiliates, and interest income from our cash balances. However, the Advisor and its affiliates are under no obligation to defer or waive fees in order to support our distributions and there is no limit on the amount of time that we may use such sources to fund distributions. We may be required to continue to fund our regular quarterly distributions from a combination of some of these sources if our investments fail to perform as anticipated, if expenses are greater than expected or as a result of numerous other factors. We have not established a cap on the amount of our distributions that may be paid from any of these sources. Using certain of these sources may result in a liability to us, which would require a future repayment. The payment of distributions in excess of cash flows from operating activities, the use of these sources and the ultimate repayment of any liabilities incurred could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for operations and new investments, and potentially reduce our stockholders' overall return and adversely impact and dilute the value of their investment in shares of our common stock. To the extent distributions in excess of current and accumulated earnings and profits (i) do not exceed our stockholders' adjusted basis in our stock, such distributions will not be taxable to them, but rather their adjusted basis in our stock will be reduced; or (ii) exceed their adjusted basis in our stock, such distributions will be included in income as long-term capital gain if our stockholders have held their shares for more than one year and otherwise as short-term capital gain. In addition, the Advisor or its affiliates could choose to receive shares of our common stock or interests in the Operating Partnership in lieu of cash or deferred fees or the repayment of advances to which they are entitled, and the issuance of such securities may dilute an investment in shares of our common stock.

Investors will experience dilution in the net tangible book value of their shares of our common stock equal to the offering costs associated with their shares.

If investors purchase shares of our common stock in our public offerings, they will incur immediate dilution equal to the costs of the offering we incur in selling such shares. This means that investors who purchase our shares of common stock will pay a price per share that exceeds the amount per share available to us to invest in assets.

There is very limited liquidity for our shares of common stock. If we do not effect a Liquidity Event, it will be very difficult for our stockholders to have liquidity for their investment in shares of our common stock.

On a limited basis, our stockholders may be able to have their shares redeemed through our share redemption program. However, in the future we may also consider various Liquidity Events. However, there can be no assurance that we will ever seek to effect, or be successful in effecting, a Liquidity Event. Our charter does not require us to have a finite date for a Liquidity Event and does not assure that a Liquidity Event will occur. If we do not effect a Liquidity Event, it will be very difficult for our stockholders to have liquidity for their investment in shares of our common stock other than limited liquidity through any share redemption program.

The Follow-On Offering is a fixed price offering and the offering price was arbitrarily determined and will not accurately represent the current value of our assets at any particular time; therefore the purchase price stockholders pay for shares of our common stock may be higher than the value of our assets per share of our common stock at the time of the stockholders' purchase.

The Follow-On Offering is a fixed price offering, which means that the price for shares of our common stock in the Follow-On Offering is fixed and does not vary based on the underlying value of our assets at any time. Our board of directors arbitrarily determined the offering price in its sole discretion and is ultimately and solely responsible for establishing the fixed offering price for shares of our common stock in the Follow-On Offering. We did, however, engage the services of Duff & Phelps LLC ("Duff & Phelps"), an independent valuation firm, to conduct an appraisal of all of our real estate assets that had been acquired prior to the fourth quarter of 2011. For our assets acquired during the fourth quarter of 2011, Duff & Phelps did not prepare an appraisal but did review each of those properties and concluded that the acquisition prices approximated market value. Our board of directors also considered certain other factors, including: a discounted cash flow analysis; comparisons against certain publicly-traded industrial REITs with respect to certain operating and financial metrics including occupancy levels, leverage ratios and debt terms, and concentration of properties in top tier markets; the quality and diversity of our properties and tenant base; and the progress in executing our overall investment strategy. However, our board of directors did not consider certain other factors, such as an aggregation premium for the properties in our portfolio or a liquidity discount.

We do not currently intend to adjust the fixed offering price for shares of our common stock in the future based on updated appraisals for any assets we currently own or may own nor do we presently intend to obtain such appraisals. The various factors considered by our board of directors in determining the fixed offering price for the

Follow-On Offering were based on a number of assumptions and estimates that may not be accurate or complete. The fixed offering price established for shares of our common stock in the Follow-On Offering may not now or in the future accurately represent the current value of our assets per share of our common stock at any particular time and may be higher or lower than the actual value of our assets per share at any time. In addition, the fixed offering price may not be indicative of either the price stockholders would receive if they sold their shares, the price at which shares of our common stock would trade if they were listed on a national securities exchange or if we were liquidated or dissolved. Similarly, the amount stockholders may receive upon redemption of their shares, if they determine to participate in our share redemption program, may be less than the amount they paid for the shares, regardless of any increase in the underlying value of any assets we own.

We currently do not have research analysts reviewing our performance.

We do not have research analysts reviewing our performance or our securities on an ongoing basis. Therefore, we do not have an independent review of our performance and value of our common stock relative to publicly traded companies.

Payments to the holder of the Special Units or cash redemptions by holders of OP Units will reduce cash available for distribution to our stockholders and our ability to honor their redemption requests under our share redemption program.

The Sponsor, the holder of the Special Units, may be entitled to receive a cash payment upon dispositions of the Operating Partnership's assets and/or redemption of the Special Units upon the earliest to occur of specified events, including, among other events, listing, termination or non-renewal of the Advisory Agreement upon a merger or sale of assets or otherwise. Such payments will reduce cash available for distribution to our stockholders and may negatively affect the value of our shares of common stock upon consummation of a Liquidity Event. Furthermore, if Special Units are redeemed pursuant to the termination of the Advisory Agreement, there will not be cash from the disposition of assets to make a redemption payment; therefore, we may need to use cash from operations, borrowings, or other sources to make the payment, which will reduce cash available for distribution to our stockholders.

The holders of OP Units (other than us and the holder of the Special Units) generally have the right to cause the Operating Partnership to redeem all or a portion of their OP Units for, at our sole discretion, shares of our common stock, cash, or a combination of both. Our election to redeem OP Units for cash will reduce funds available for other purposes, including for distributions and for redemption requests under our share redemption program.

The availability and timing of cash distributions to our stockholders is uncertain.

We bear all expenses incurred in our operations, which are deducted from cash funds generated by operations prior to computing the amount of cash distributions to our stockholders. Distributions would also be negatively impacted by the failure to deploy our net proceeds on an expeditious basis, the poor performance of our investments, an increase in expenses for any reason (including expending funds for redemptions in excess of the proceeds from our distribution reinvestment plan) and due to numerous other factors. Any request by the holders of our OP Units to redeem some or all of their OP Units for cash may also impact the amount of cash available for distribution to our stockholders. In addition, our board of directors, in its discretion, may retain any portion of such funds for working capital. There can be no assurance that sufficient cash will be available to make distributions to our stockholders or that the amount of distributions will increase and not decrease over time. Should we fail for any reason to distribute at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding any net capital gain), we would not qualify for the favorable tax treatment accorded to REITs.

If we internalize our management functions, the percentage of our outstanding common stock owned by our other stockholders could be reduced, we could incur other significant costs associated with being self-managed, and any internalization could have other adverse effects on our business and financial condition.

At some point in the future, we may internalize the functions performed for us by the Advisor, particularly if we seek to list our shares on an exchange as a way of providing our stockholders with a Liquidity Event. The method by which we could internalize these functions could take many forms. We may hire our own group of executives and other employees or we may acquire the Advisor or its respective assets, including its existing workforce. Any internalization transaction could result in significant payments to the owners of the Advisor, including in the form of our stock, which could reduce the percentage ownership of our then existing stockholders and concentrate ownership in our Sponsor. For example, the owners of the advisor for DCT Industrial received 15,111,111 operating partnership units in DCT Industrial's operating partnership (with a value of $11.25 per operating partnership unit) in connection with the internalization of the advisor for DCT Industrial in conjunction with its listing on the New York Stock Exchange ("NYSE") in December 2006. In addition, there is no assurance that internalizing our management functions will be beneficial to us and our stockholders. For example, we may not realize the perceived benefits because of the costs of being self-managed or we may not be able to properly integrate a new staff of managers and employees or we may not be able to effectively replicate the services provided previously by the Advisor or its affiliates. Internalization transactions have also, in some cases, been the subject of litigation. Even if these claims are without merit, we could be forced to spend significant amounts of money defending claims which would reduce the amount of funds available for us to invest in real estate assets or to pay distributions.

If we were to internalize our management or if another investment program, whether sponsored by our Sponsor or otherwise, hires the employees of the Advisor in connection with its own internalization transaction or otherwise, our ability to conduct our business may be adversely affected.

We rely on persons employed by the Advisor to manage our day-to-day operating and acquisition activities. If we were to effectuate an internalization of the Advisor, we may not be able to retain all of the employees of the Advisor or to maintain a relationship with our Sponsor. In addition, some of the employees of the Advisor may provide services to one or more other investment programs. These programs or third parties may decide to retain some or all of the Advisor's key employees in the future. If this occurs, these programs could hire certain of the persons currently employed by the Advisor who are most familiar with our business and operations, thereby potentially adversely impacting our business.

We have broad authority to incur debt, and high debt levels could hinder our ability to make distributions and could decrease the value of an investment in shares of our common stock.

Under our charter, we have a limitation on borrowing which precludes us from borrowing in excess of 300% of the value of our net assets, provided that we may exceed this limit if a higher level of borrowing is approved by a majority of our independent directors. High debt levels could cause us to incur higher interest charges, could result in higher debt service obligations, could be accompanied by restrictive covenants, and generally could make us subject to the risks associated with higher leverage. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of an investment in shares of our common stock.

RISKS RELATED TO OUR GENERAL BUSINESS OPERATIONS AND OUR CORPORATE STRUCTURE

If we are delayed or unable to find suitable investments, we may not be able to achieve our investment objectives and make distributions to our stockholders.

We could suffer from delays in identifying suitable investments due to, among other factors, competition we face for real property investments from other REITs and institutional investors, which may have greater financial resources than we do, may be able to accept more risk than we can and may possess other significant competitive advantages over us, including a lower cost of capital. Because we are conducting the Follow-On Offering on a "best efforts" basis over time, our ability to commit to purchase specific assets will also depend, in part, on the amount of proceeds we have received at a given time. If we are delayed or unable to find suitable investments, we may not be able to achieve our investment objectives or make distributions to our stockholders. In addition, such delays in our ability to find suitable investments would increase the length of time that offering proceeds are held in short term liquid investments that are expected to only produce minimal returns.

Our investments in property are concentrated in the industrial real estate sector and primarily in the largest distribution and logistics markets in the U.S. An economic downturn in that sector or in those markets could adversely affect our business.

Our investments in property are concentrated in the industrial real estate sector and primarily in the largest distribution and logistics markets in the U.S. Such industry concentration may expose us to the risk of economic downturns in this sector to a greater extent than if our business activities included investing a more significant portion of the net proceeds of the Follow-On Offering in other sectors of the real estate industry; and such market concentrations may expose us to the risk of economic downturns in these areas. In addition, if our customers are concentrated in any particular industry, any adverse economic developments in such industry could expose us to additional risks. As of December 31, 2012, approximately 11.9% and 11.1%, respectively, of total annualized base rent and approximately 12.5% and 12.7%, respectively, of total occupied square footage of our consolidated and unconsolidated properties (assuming 100% ownership of our unconsolidated properties) was represented by customers in the transportation/logistics industry and the home improvement industry. Because of this concentration, we may be particularly vulnerable to economic downturns in these industries. These concentration risks could negatively impact our operating results and affect our ability to make distributions to our stockholders.

The geographic concentration of our properties in California makes our business particularly vulnerable to adverse conditions affecting these markets.

As of December 31, 2012, 26 of our buildings were located in California, with 15 in the Inland Empire market, six in the Los Angeles market, and five in the San Francisco Bay Area market, and in aggregate represented approximately 13.1% of total annualized base rent of our consolidated and unconsolidated properties (assuming 100% ownership of our unconsolidated properties) and 15.5% of total rentable square footage of our consolidated and unconsolidated properties (assuming 100% ownership of our unconsolidated properties). Because of this geographic concentration, we may be vulnerable to adverse conditions affecting California, including general economic conditions, increased competition, real estate conditions, terrorist attacks, earthquakes and wildfires, and other natural disasters occurring in this region. In addition, we cannot assure our stockholders that these markets will continue to grow or remain favorable to the industrial real estate industry.

We are dependent on customers for revenue and our inability to lease our properties or to collect rent from our customers will adversely affect our results of operations and returns to our stockholders.

Our revenues from property investments depend on the creditworthiness of our customers and would be adversely affected by the loss of or default by significant lessees. Much of our customer base is presently comprised of and is expected to continue to be comprised of non-rated and non-investment grade customers. In addition, certain of our properties are occupied by a single customer, and as a result, the success of those properties depends on the financial stability of that customer. Lease payment defaults by customers could cause us to reduce the amount of distributions to stockholders and could force us to find an alternative source of funding to pay any mortgage loan interest or principal, taxes, or other obligations relating to the property. In the event of a customer default, we may also experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a lease is terminated, the value of the property may be immediately and negatively affected and we may be unable to lease the property for the rent previously received or at all or sell the property without incurring a loss.

Continued disruptions in the global financial markets and uncertain economic conditions could adversely affect commercial real estate values and our ability to secure debt financing, which could adversely impact our results of operations, our ability to service our debt obligations, and our ability to pay distributions to our stockholders.

Despite improved access to capital for some market participants, the capital and credit markets continue to be affected by the extreme volatility and disruption during recent years. The health of the global capital markets remains a concern. The banking industry has been experiencing improved earnings, but the relatively low growth economic environment has caused the markets to question whether financial institutions are appropriately capitalized. The downgrade of the U.S. government debt in 2011 has increased these concerns, especially for the larger banks. Certain financial institutions have continued to work with borrowers to amend and extend existing loans; however, as these loans reach maturity, there is the potential for future credit losses. The FDIC has characterized a substantial number of financial institutions as "troubled," and the threat of more bank closings continues to weigh heavily on the financial markets. Liquidity in the global credit market has been severely contracted by market disruptions, and overall new lending is expected to remain subdued for certain businesses in the near term. We have relied in part on debt financing to finance our investments. As a result of the uncertainties in the credit market, we may not be able to refinance our existing indebtedness or to obtain additional debt financing on attractive terms. If we are not able to refinance existing indebtedness on attractive terms at its maturity, we may be forced to dispose of some of our assets. Further disruptions in the financial markets and uncertain economic conditions could adversely affect the values of our investments and could make it more difficult to sell any of our investments at attractive prices if we determine to do so. These disruptions in the markets and economic uncertainty may adversely impact our results of operations and our ability to pay distributions to our stockholders and may result in a decrease in the value of our stockholders' investment.

Yields on and safety of deposits may be lower due to the extensive decline in the financial markets.

Until we invest the proceeds of the Follow-On Offering in additional properties, debt and other investments, we generally plan to hold those funds in permitted investments that are consistent with preservation of liquidity and safety. Subject to applicable REIT rules, the investments include money market funds, bank money market accounts and CDs or other accounts at third-party depository institutions. There can be no assurance that continued or unusual declines in the financial markets will not result in a loss of some or all of these funds. In particular, money market funds have recently experienced intense redemption pressure and have had difficulty satisfying redemption requests. As such, we may not be able to access the cash in our money market investments. In addition, income from these investments for the year ended December 31, 2012 was minimal.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and make additional investments.

We will seek to diversify our cash and cash equivalents between several banking institutions in an attempt to minimize exposure to any one of these entities. However, the Federal Deposit Insurance Corporation generally only insures amounts up to $250,000 per depositor per insured bank. It is likely that we will have cash and cash equivalents and restricted cash deposited in certain financial institutions substantially in excess of federally insured levels. If any of the banking institutions in which we deposit funds ultimately fails, we may lose our deposits over $250,000. The loss of our deposits could reduce the amount of cash we have available to distribute or invest and could result in a decline in the value of our stockholders' investment.

Terrorist attacks and other acts of violence, civilian unrest or war may affect the markets in which we operate, our operations and our profitability.

Terrorist attacks and other acts of violence, civilian unrest, or war may negatively affect our operations and our stockholders' investment. We may acquire real estate assets located in areas that are susceptible to attack. In addition, any kind of terrorist activity or violent criminal acts, including terrorist acts against public institutions or buildings or modes of public transportation (including airlines, trains or buses) could have a negative effect on our business. These events may directly impact the value of our assets through damage, destruction, loss or increased security costs. Although we may obtain terrorism insurance, we may not be able to obtain sufficient coverage to fund any losses we may incur. Risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Further, certain losses resulting from these types of events are uninsurable or not insurable at reasonable costs.

More generally, any terrorist attack, other act of violence or war, including armed conflicts, could result in increased volatility in, or damage to, the worldwide financial markets and economy. Increased economic volatility could adversely affect our customers' ability to pay rent on their leases or our ability to borrow money or issue capital stock at acceptable prices and have a material adverse effect on our financial condition, results of operations and ability to pay distributions to our stockholders.

Our board of directors determines our major policies and operations which increases the uncertainties faced by our stockholders.

Our board of directors determines our major policies, including our policies regarding acquisitions, dispositions, financing, growth, debt capitalization, REIT qualification, listing, redemptions and distributions. Our board of directors may amend or revise these and other policies without a vote of our stockholders. Under the Maryland General Corporation Law and our charter, our stockholders have a right to vote only on limited matters. Our board of directors' broad discretion in setting policies and our stockholders' inability to exert control over those policies increases the uncertainty and risks our stockholders face, especially if our board of directors and stockholders disagree as to what course of action is in such stockholders' best interests.

Our UPREIT structure may result in potential conflicts of interest with limited partners in the Operating Partnership whose interests may not be aligned with those of our stockholders.

Limited partners in the Operating Partnership have the right to vote on certain amendments to the Operating Partnership Agreement, as well as on certain other matters. Persons holding such voting rights may exercise them in a manner that conflicts with our stockholders' interests. As general partner of the Operating Partnership, we are obligated to act in a manner that is in the best interests of all partners of the Operating Partnership. Circumstances may arise in the future when the interests of limited partners in the Operating Partnership may conflict with the interests of our stockholders. These conflicts may be resolved in a manner stockholders believe is not in their best interests.

We may acquire co-ownership interests in property that are subject to certain co-ownership agreements which may have an adverse effect on our results of operations, relative to if the co-ownership agreements did not exist.

We may acquire co-ownership interests, especially in connection with the Operating Partnership's potential private placements, such as tenancy-in-common interests in property, interests in Delaware statutory trusts that own property and/or similar interests, which are subject to certain co-ownership agreements. The co-ownership agreements may limit our ability to encumber, lease, or dispose of our co-ownership interest. Such agreements could affect our ability to turn our investments into cash and could affect cash available for distributions to our stockholders. The co-ownership agreements could also impair our ability to take actions that would otherwise be in the best interest of our stockholders and, therefore, may have an adverse effect on our results of operations, relative to if the co-ownership agreements did not exist.

The Operating Partnership's potential private placements of tenancy-in-common interests in properties, Delaware statutory trust interests and/or similar interests could subject us to liabilities from litigation or otherwise.

The Operating Partnership may offer undivided tenancy-in-common interests in properties, interests in Delaware statutory trusts that own properties and/or similar interests to accredited investors in private placements exempt from registration under the Securities Act. We anticipate that these tenancy-in-common interests, Delaware statutory trust interests and/or similar interests may serve as replacement properties for investors seeking to complete like-kind exchange transactions under Section 1031 of the Internal Revenue Code of 1986, as amended (the "Code"). Additionally, the properties associated with any tenancy-in-common interests, Delaware statutory trust interests and/or similar interests sold to investors pursuant to such private placements are expected to be 100% leased by the Operating Partnership, and such leases would be expected to contain purchase options whereby the Operating Partnership would have the right to acquire the tenancy-in-common interests, Delaware statutory trust interests and/or similar interests from the investors at a later time in exchange for OP Units under Section 721 of the Code. Investors who acquire tenancy-in-common interests, Delaware statutory trust interests and/or similar interests pursuant to such private placements may do so seeking certain tax benefits that depend on the interpretation of, and compliance with, extremely technical tax laws and regulations. As the general partner of the Operating Partnership, we may become subject to liability, from litigation or otherwise, as a result of such transactions, including in the event an investor fails to qualify for any desired tax benefits.

If we invest in a limited partnership as a general partner, we could be responsible for all liabilities of such partnership.

We have invested, and may continue to invest, in limited partnership entities through joint ventures or other co-ownership arrangements, in which we acquire all or a portion of our interest in such partnership as a general partner. Such general partner status could expose us to all the liabilities of such partnership. Additionally, we may take a non-managing general partner interest in the limited partnership, which would limit our rights of management or control over the operation of the partnership but would still make us potentially liable for all liabilities of the partnership. Therefore, we may be held responsible for all of the liabilities of an entity in which we do not have full management rights or control, and our liability may be greater than the amount or value of our initial, or then current, investment in the entity.

Maryland law and our organizational documents limit our stockholders' rights to bring claims against our officers and directors.

Maryland law provides that a director will not have any liability as a director so long as he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests, and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter provides that, subject to the applicable limitations set forth therein or under Maryland law, no director or officer will be liable to us or our stockholders for monetary damages. Our charter also provides that we will generally indemnify and advance expenses to our directors, our officers, the Advisor and its affiliates for losses they may incur by reason of their service in those capacities unless their act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, they actually received an improper personal benefit in money, property or services or, in the case of any criminal proceeding, they had reasonable cause to believe the act or omission was unlawful. Moreover, we have entered into separate indemnification agreements with each of our officers and directors. As a result, we and our stockholders have more limited rights against these persons than might otherwise exist under common law. In addition, we are obligated to fund the defense costs incurred by these persons in some cases. However, our charter provides that we may not indemnify our directors, the Advisor and its affiliates for any liability or loss suffered by them or hold our directors, the Advisor and its affiliates harmless for any liability or loss suffered by us unless they have determined that the course of conduct that caused the loss or liability was in our best interests, they were acting on our behalf or performing services for us, the liability or loss was not the result of negligence or misconduct by our non-independent directors, the Advisor and its affiliates or gross negligence or willful misconduct by our independent directors, and the indemnification or agreement to hold harmless is recoverable only out of our net assets or the proceeds of insurance and not from our stockholders.

We may issue preferred stock, additional shares of common stock or other classes of common stock, which issuance could adversely affect the holders of our common stock issued pursuant to our public offerings.

Holders of our common stock do not have preemptive rights to any shares issued by us in the future. We may issue additional shares of common stock, without stockholder approval, at a price which could dilute the value of existing stockholders' shares. In addition, we may issue, without stockholder approval, preferred stock or other classes of common stock with rights that could dilute the value of our stockholders' shares of common stock. This would increase the number of stockholders entitled to distributions without simultaneously increasing the size of our asset base. Our charter authorizes us to issue 1.2 billion shares of capital stock, of which 1.0 billion shares of capital stock are designated as common stock and 200.0 million shares of capital stock are designated as preferred stock. Our board of directors may amend our charter to increase the aggregate number of authorized shares of capital stock or the number of authorized shares of capital stock of any class or series that we have authority to issue without stockholder approval. If we ever created and issued preferred stock with a distribution preference over common stock, payment of any distribution preferences of outstanding preferred stock would reduce the amount of funds available for the payment of distributions on our common stock. Further, holders of preferred stock are normally entitled to receive a preference payment in the event we liquidate, dissolve or wind up before any payment is made to our common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of preferred stock or a separate class or series of common stock may render more difficult or tend to discourage:

- A merger, tender offer or proxy contest;
- The assumption of control by a holder of a large block of our securities; and/or
- The removal of incumbent management.

The limit on the percentage of shares of our common stock that any person may own may discourage a takeover or business combination that could benefit our stockholders.

Our charter restricts the direct or indirect ownership by one person or entity to no more than 9.8% of the value of our then outstanding capital stock (which includes common stock and any preferred stock we may issue) and no more than 9.8% of the value or number of shares, whichever is more restrictive, of our then outstanding common stock. This restriction may discourage a change of control of us and may deter individuals or entities from making tender offers for shares of our common stock on terms that might be financially attractive to stockholders or which may cause a change in our management. This ownership restriction may also prohibit business combinations that would have otherwise been approved by our board of directors and our stockholders. In addition to deterring potential transactions that may be favorable to our stockholders, these provisions may also decrease our stockholders' ability to sell their shares of our common stock.

RISKS RELATED TO INVESTMENTS IN PROPERTY

Changes in global, national, regional or local economic, demographic, political, real estate, or capital market conditions may adversely affect our results of operations and returns to our stockholders.

We are subject to risks generally incident to the ownership of property including changes in global, national, regional or local economic, demographic, political, real estate, or capital market conditions and other factors particular to the locations of the respective property investments. We are unable to predict future changes in these market conditions. For example, a continuing economic downturn or rise in interest rates could make it more difficult for us to lease properties or dispose of them. In addition, rising interest rates could also make alternative interest bearing and other investments more attractive and, therefore, potentially lower the relative value of our existing real estate investments.

Adverse economic conditions in the regions where our assets are located may adversely affect our levels of occupancy, the terms of our leases, and our ability to lease available areas, which could have an adverse effect on our results of operations.

Our results of operations depend substantially on our ability to lease the areas available in the assets that we own as well as the price at which we lease such space. Adverse conditions in the regions and specific markets where we operate may reduce our ability to lease our properties, reduce occupancy levels, restrict our ability to increase lease prices and force us to lower lease prices and/or offer customer incentives. Should our assets fail to generate sufficient revenues for us to meet our obligations, our financial condition and results of operations, as well as our ability to make distributions, could be adversely affected. The following factors, among others, may adversely affect the operating performance of our assets:

- Economic downturn and turmoil in the financial markets may preclude us from leasing our properties or increase the vacancy level of our assets;

- Periods of increased interest rates could result in a decline in our lease prices or an increase in defaults by customers;
- Rising vacancy rates for commercial property, particularly in large metropolitan areas;
- Our inability to attract and maintain quality customers;
- Default or breaches by our customers of their contractual obligations;
- Increases in our operating costs, including the need for capital improvements;
- Increases in the taxes levied on our business; and
- Regulatory changes affecting the real estate industry, including zoning rules.

We anticipate that our investments in real estate assets will continue to be concentrated in industrial properties, and the demand for industrial space in the U.S. is related to the level of economic activity. Accordingly, reduced economic activity may lead to lower occupancy and/or rental rates for our properties.

If the market for commercial real estate experiences increased vacancy rates, particularly in certain large metropolitan areas, it could result in lower revenues for us.

Over the past few years, the global economic downturn has negatively impacted the commercial real estate market in the U.S., particularly in certain large metropolitan areas, and has resulted in, among other things, increased customer defaults under leases, generally lower demand for rentable space, and an oversupply of rentable space, all of which could lead to increased concessions, customer improvement expenditures or reduced rental rates to maintain occupancies. Economic conditions could also adversely affect the financial condition of the customers that occupy our properties and, as a result, their ability to pay us rents. Although overall vacancy rates have decreased in the past several quarters and the economy is showing signs of recovery, we believe that the risks associated with our business could be more severe if the economy deteriorated further or commercial real estate values continued to decline. Our revenues will decline and our ability to pay distributions will be negatively impacted if our commercial properties experience higher vacancy rates or decline in value.

Risks related to the development of properties may have an adverse effect on our results of operations and returns on our stockholders' investment.

The risk associated with development and construction activities carried out by real estate companies like ours include, among others, the following:

- Long periods of time may elapse between the commencement and the completion of our projects;
- Construction and development costs may exceed original estimates;
- The developer/builder may be unable to index costs or receivables to inflation indices prevailing in the industry;
- The level of interest of potential customers for a recently launched development may be low;
- There could be delays in obtaining necessary permits;
- The supply and availability of construction materials and equipment may decrease and the price of construction materials and equipment may increase;
- Construction and sales may not be completed on time, resulting in a cost increase;
- It may be difficult to acquire land for new developments or properties;
- Labor may be in limited availability; and
- Changes in tax, real estate and zoning laws may be unfavorable to us.

In addition, our reputation and the construction quality of our real estate developments, whether operated individually or through partnerships, may be determining factors for our ability to lease space and grow. The timely delivery of real estate projects and the quality of our developments, however, depend on certain factors beyond our full control, including the quality and timeliness of construction materials delivered to us and the technical capabilities of our contractor. If one or more problems affect our real estate developments, our reputation and future performance may be negatively affected and we may be exposed to civil liability.

Companies in the real estate industry, including us, depend on a variety of factors outside of their control to build, develop and operate real estate projects. These factors include, among others, the availability of market resources for financing, land acquisition and project development. Any scarcity of market resources, including human capital, may decrease our development capacity due to either difficulty in obtaining credit for land acquisition or construction financing or a need to reduce the pace of our growth. The combination of these risks may adversely affect our revenues, results of operations and financial condition.

Delays in the acquisition, development, and construction of properties may have adverse effects on portfolio diversification, results of operations, and returns to our stockholders.

Delays we encounter in the acquisition, development, and construction of properties could adversely affect our stockholders' returns. To the extent that such disruptions continue, we may be delayed in our ability to invest our capital in property investments that meet our acquisition criteria. Such delays would result in our maintaining a relatively higher cash balance than expected, which could have a negative effect on our stockholders returns until the capital is invested.

In addition, where properties are acquired prior to the start of construction or during the early stages of construction, it will typically take several months or longer to complete construction, to rent available space, and for rent payments to commence. Therefore, we may not receive any income from these properties and distributions to our stockholders could suffer. Delays in the completion of construction could give customers the right to terminate preconstruction leases for space at a newly developed project. We may incur additional risks when we make periodic progress payments or other advances to builders prior to completion of construction. Each of those factors could result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. Furthermore, the price we agree to pay for a property will be based on our projections of rental income and expenses and estimates of the fair market value of the property upon completion of construction. If our projections are inaccurate, we may pay too much for a property.

Changes in supply of or demand for similar properties in a particular area may increase the price of real estate assets we seek to purchase or adversely affect the value of the properties we own.

The real estate industry is subject to market forces and we are unable to predict certain market changes including changes in supply of or demand for similar properties in a particular area. For example, if demand for the types of real estate assets in which we seek to invest were to sharply increase or supply of those assets were to sharply decrease, the prices of those assets could rise significantly. Any potential purchase of an overpriced asset could decrease our rate of return on these investments and result in lower operating results and overall returns to our stockholders. Likewise, a sharp increase in supply could adversely affect lease rates and occupancy, which could result in lower operating results and overall returns to our stockholders.

Actions of joint venture partners could negatively impact our performance.

We have entered, and may continue to enter, into joint ventures with third parties, including entities that are affiliated with the Advisor. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements with the sellers of the properties, affiliates of the sellers, developers or other persons. Such investments may involve risks not otherwise present with a direct investment in real estate, including, for example:

- The possibility that our venture partner, co-tenant or partner in an investment might become bankrupt or otherwise be unable to meet its capital contribution obligations;
- That such venture partner, co-tenant or partner may at any time have economic or business interests or goals which are or which become inconsistent with our business interests or goals;

- That such venture partner, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; or
- That actions by such venture partner could adversely affect our reputation, negatively impacting our ability to conduct business.

Actions by such a joint venture partner or co-tenant, which are generally out of our control, might have the result of subjecting the property to liabilities in excess of those contemplated and may have the effect of reducing our stockholders' returns, particularly if the joint venture agreement provides that the joint venture partner is the managing partner or otherwise maintains a controlling interest that could allow it to take actions contrary to our interests.

Under certain joint venture arrangements, neither venture partner may have the power to control the venture, and an impasse could be reached, which might have a negative influence on the joint venture and decrease potential returns to our stockholders. In the event that a venture partner has a right of first refusal to buy out the other partner, it may be unable to finance such a buy-out at that time. For example, certain actions by the joint venture partnership may require joint approval of our affiliated partners, on the one hand, and our joint venture partner, on the other hand. An impasse among the partners could result in a "deadlock event", which could trigger a buy-sell mechanism under the partnership agreement and, under certain circumstances, could lead to a liquidation of all or a portion of the partnership's portfolio. It may also be difficult for us to sell our interest in any such joint venture or partnership or as a co-tenant in a particular property. In addition, to the extent that our venture partner or co-customer is an affiliate of the Advisor, certain conflicts of interest will exist.

Properties are illiquid investments and we may be unable to adjust our portfolio in response to changes in economic or other conditions or sell a property if or when we decide to do so.

Properties are illiquid investments and we may be unable to adjust our portfolio in response to changes in economic or other conditions. In addition, the real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

We may also be required to expend funds to correct defects or to make improvements before a property can be sold. There can be no assurance that we will have funds available to correct such defects or to make such improvements.

In acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. All of these provisions would restrict our ability to sell a property.

Properties that have significant vacancies, especially value-add or other types of development real estate assets, may experience delays in leasing up or could be difficult to sell, which could diminish our return on these properties and the return on our stockholders' investment.

Our investments in value-add properties or other types of development properties, may have significant vacancies at the time of acquisition. If vacancies continued for a prolonged period of time beyond the expected lease-up stage that we anticipate will follow any redevelopment or repositioning efforts, we could suffer reduced revenues, resulting in less cash available than anticipated for distributions to our stockholders. In addition, the resale value of the property could be diminished because the market value of a particular property depends principally upon the value of the cash flow generated by the leases associated with that property. Such a reduction on the resale value of a property could also reduce the return on our stockholders' investment.

Our operating expenses may increase in the future and to the extent such increases cannot be passed on to our customers, our cash flow and our operating results would decrease.

Operating expenses, such as expenses for property and other taxes, fuel, utilities, labor, building materials and insurance are not fixed and may increase in the future. Furthermore, we may not be able to pass these increases on to our customers. To the extent such increases cannot be passed on to our customers, any such increases would cause our cash flow and our operating results to decrease.

We compete with numerous other parties or entities for property investments and customers and may not compete successfully.

We compete with numerous other persons or entities seeking to buy or develop real estate assets or to attract customers to properties we already own. These persons or entities may have greater experience and financial strength. There is no assurance that we will be able to acquire or develop real estate assets or attract customers on favorable terms, if at all. For example, our competitors may be willing to offer space at rental rates below our rates, causing us to lose existing or potential customers and pressuring us to reduce our rental rates to retain existing customers or convince new customers to lease space at our properties. Similarly, the opening of new competing assets near the assets that we own may hinder our ability to renew our existing leases or to lease to new customers, because the proximity of new competitors may divert existing or new customers to such competitors. Each of these factors may lead to a reduction in our cash flow and operating income and could adversely affect our results of operations, financial condition, value of our investments and ability to pay distributions to our stockholders.

The operating results of the assets that we own may be impacted by our customers' financial condition.

Our income is derived primarily from lease payments made by our customers. As such, our performance is indirectly affected by the financial results of our customers, as difficulties experienced by our customers could result in defaults in their obligations to us. Furthermore, certain of our assets may utilize leases with payments directly related to customer sales, where the amount of rent that we charge a customer is calculated as a percentage of such customer's revenues over a fixed period of time, and a reduction in sales can reduce the amount of the lease payments required to be made to us by customers leasing space in such assets.

The financial results of our customers can depend on several factors, including but not limited to the general business environment, interest rates, inflation, the availability of credit, taxation and overall consumer confidence. The present economic downturn can be expected to negatively impact all of these factors, some to a greater degree than others.

In addition, our ability to increase our revenues and operating income partially depends on steady growth of demand for the products and services offered by the customers located in the assets that we own and manage. A drop in demand, as a result of the current slowdown in the U.S. and global economy or otherwise, could result in a reduction in customer performance and consequently, adversely affect us.

Lease agreements may have specific provisions that create risks to our business and may adversely affect us.

Our lease agreements are regulated by local, municipal, state and federal laws, which may grant certain rights to customers, such as the compulsory renewal of their lease by filing lease renewal actions when certain legal conditions are met. A lease renewal action may represent two principal risks for us: if we planned to vacate a given unit in order to change or adapt an asset's mix of customers, the customer could remain in that unit by filing a lease renewal action and interfere with our strategy; and if we desired to increase the lease price for a specific unit, this increase may need to be approved in the course of a lease renewal action, and the final value could be decided at the discretion of a judge. We would then be subject to the court's interpretation and decision, and could be forced to accept an even lower price for the lease of the unit. The compulsory renewal of our lease agreements and/or the judicial review of our lease prices may adversely affect our cash flow and our operating results.

Certain of our lease agreements may not be "triple net leases," under which the lessee undertakes to pay all the expenses of maintaining the leased property, including insurance, taxes, utilities and repairs. We will be exposed to higher maintenance, taxes, and property management expenses with respect to all of our leases that are not "triple net."

We depend on the availability of public utilities and services, especially for water and electric power. Any reduction, interruption or cancellation of these services may adversely affect us.

Public utilities, especially those that provide water and electric power, are fundamental for the sound operation of our assets. The delayed delivery or any material reduction or prolonged interruption of these services could allow certain customers to terminate their leases or result in an increase in our costs, as we may be forced to use backup generators, which also could be insufficient to fully operate our facilities and could result in our inability to provide services. Accordingly, any interruption or limitation in the provision of these essential services may adversely affect us.

The real estate industry is subject to extensive regulation, which may result in higher expenses or other negative consequences that could adversely affect us.

Our activities are subject to federal, state and municipal laws, and to regulations, authorizations and license requirements with respect to construction, zoning, use of the soil, environmental protection and historical heritage, lease and condominium, all of which affect our business. We may be required to obtain licenses and permits with different governmental authorities in order to acquire and manage our assets or to carry out our development projects.

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). Various aspects of the legislation may have a significant impact on our business, including, without limitation, provisions of the legislation that increase regulation of and disclosure requirements related to investment advisers, swap transactions and hedging policies, corporate governance and executive compensation, investor protection and enforcement provisions, and asset-backed securities. We expect that the Dodd-Frank Act, together with the significant rulemaking that it requires, will create a new financial regulatory environment that may significantly increase our costs.

In addition, public authorities may enact new and more stringent standards, or interpret existing laws and regulations in a more restrictive manner, which may force companies in the real estate industry, including us, to spend funds to comply with these new rules. Any such action on the part of public authorities may adversely affect our results from operations.

In the event of noncompliance with such laws, regulations, licenses and authorizations, we may face the payment of fines, project shutdowns, cancellation of licenses, and revocation of authorizations, in addition to other civil and criminal penalties.

Our properties are subject to property and other taxes that may increase in the future, which could adversely affect our cash flow.

Our properties are subject to real and personal property and other taxes that may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. Certain of our leases may provide that the property taxes, or increases therein, are charged to the lessees as an expense related to the properties that they occupy while other leases will generally provide that we are responsible for such taxes. In any case, as the owner of the properties, we are ultimately responsible for payment of the taxes to the applicable governmental authorities. If property taxes increase, our customers may be unable to make the required tax payments, ultimately requiring us to pay the taxes even if otherwise stated under the terms of the lease. If we fail to pay any such taxes, the applicable taxing authorities may place a lien on the property and the property may be subject to a tax sale. In addition, we will generally be responsible for property taxes related to any vacant space.

Uninsured losses or premiums for insurance coverage relating to property may adversely affect our operating results.

We attempt to adequately insure all of our properties against casualty losses. There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Risks associated with potential terrorism acts could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders sometimes require commercial property owners to purchase specific coverage against terrorism as a condition for providing mortgage loans. These policies may not be available at a reasonable cost, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. Due to the current depressed and volatile market conditions for insurance companies, among others, there may be fewer companies from which to purchase insurance, thereby making insurance more scarce and, when available, more expensive. Changes in the cost or availability of insurance could expose us to uninsured casualty losses. In the event that any of our properties incurs a casualty loss which is not fully covered by insurance, the value of our assets will be reduced by any such uninsured loss. In addition, we could be held liable for indemnifying possible victims of an accident. There can be no assurance that funding will be available to us for repair or reconstruction of damaged property in the future or for liability payments to accident victims.

Environmentally hazardous conditions may adversely affect our operating results.

Under various federal, state and local environmental laws, a current or previous owner or operator of property may be liable for the cost of removing or remediating hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages based on personal injury, natural resources or property damage or other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of hazardous or toxic substances on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination, or otherwise adversely affect our ability to sell or lease the property or borrow using the property as collateral. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated. A property owner who violates environmental laws may be subject to sanctions which may be enforced by governmental agencies or, in certain circumstances, private parties. In connection with the acquisition and ownership of our properties, we may be exposed to such costs. The cost of defending against environmental claims, of compliance with environmental regulatory requirements or of remediating any contaminated property could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our stockholders.

Environmental laws in the U.S. also require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos, adequately inform or train those who may come into contact with asbestos and undertake special precautions, including removal or other abatement, in the event that asbestos is disturbed during building renovation or demolition. These laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos. Some of our properties may contain asbestos-containing building materials.

We have, and intend to continue to, invest in properties historically used for industrial, manufacturing and commercial purposes. Some of these properties may contain at the time of our investment, or may have contained prior to our investment, underground storage tanks for the storage of petroleum products and other hazardous or toxic substances. All of these operations create a potential for the release of petroleum products or other hazardous or toxic substances. Some of our properties and future property acquisitions may be adjacent to or near other properties that have contained or then currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. In addition, certain of our properties and future property acquisitions may be on or adjacent to or near other properties upon which others, including former owners or customers of our properties, have engaged, or may in the future engage, in activities that may release petroleum products or other hazardous or toxic substances.

From time to time, we may acquire properties, or interests in properties, with known adverse environmental conditions where we believe that the environmental liabilities associated with these conditions are quantifiable and that the acquisition will yield a superior risk-adjusted return. In such an instance, we will underwrite the costs of environmental investigation, clean-up and monitoring into the cost. Further, in connection with property dispositions, we may agree to remain responsible for, and to bear the cost of, remediating or monitoring certain environmental conditions on the properties.

All of our properties are subject to a Phase I or similar environmental assessment by independent environmental consultants prior to or in connection with our acquisition of such properties. Phase I assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. Phase I assessments generally include a historical review, a public records review, an investigation of the surveyed site and surrounding properties, and preparation and issuance of a written report, but do not include soil sampling or subsurface investigations and typically do not include an asbestos survey. We cannot give any assurance that an environmental liability that we believe would have a material adverse effect on our business, financial condition or results of operations taken as a whole, will not currently exist at the time of acquisition or may not arise in the future, with respect to any of our properties. Material environmental conditions, liabilities or compliance concerns may arise after an environmental assessment has been completed. Moreover, there can be no assurance that future laws, ordinances or regulations will not impose any material environmental liability; or the then current environmental condition of our properties will not be affected by customers, by the condition of land or operations in the vicinity of such properties (such as releases from underground storage tanks), or by third parties unrelated to us.

Costs of complying with environmental laws and regulations may adversely affect our income and the cash available for any distributions.

All property and the operations conducted on property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Customers' ability to operate and to generate income to pay their lease obligations may be affected by permitting and compliance obligations arising under such laws and regulations. Some of these laws and regulations may impose joint and several liability on customers, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. Leasing properties to customers that engage in industrial, manufacturing, and commercial activities will cause us to be subject to the risk of liabilities under environmental laws and regulations. In addition, the presence of hazardous or toxic substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such property as collateral for future borrowings.

Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability. Additionally, our customers' operations, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply and which may subject us to liability in the form of fines or damages for noncompliance. Any material expenditures, fines or damages we must pay will reduce our ability to make distributions.

In addition, changes in these laws and governmental regulations, or their interpretation by agencies or the courts, could occur.

The costs associated with complying with the Americans with Disabilities Act may reduce the amount of cash available for distribution to our stockholders.

Investment in properties may also be subject to the Americans with Disabilities Act of 1990, as amended. Under this act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The act's requirements could require us to remove access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We will attempt to acquire properties that comply with the act or place the burden on the seller or other third party, such as a customer, to ensure compliance with the act. There can be no assurance that we will be able to acquire properties or allocate responsibilities in this manner. Any monies we use to comply with the act will reduce the amount of cash available for distribution to our stockholders.

We may not have funding for future customer improvements which may adversely affect the value of our assets, our results of operations and returns to our stockholders.

If a customer at one of our properties does not renew its lease or otherwise vacates its space in one of our buildings, it is likely that, in order to attract one or more new customers, we will be required to expend substantial funds to construct new customer improvements in the vacated space. Substantially all of the net proceeds from the Follow-On Offering will be used to acquire property, debt and other investments, and we do not anticipate that we will maintain permanent working capital reserves. We do not currently have an identified funding source to provide funds which may be required in the future for customer improvements and customer refurbishments in order to attract new customers. If we do not establish sufficient reserves for working capital or obtain adequate secured financing to supply necessary funds for capital improvements or similar expenses, we may be required to defer necessary or desirable improvements to our properties. If we defer such improvements, the applicable properties may decline in value, and it may be more difficult for us to attract or retain customers to such properties or the amount of rent we can charge at such properties may decrease. There can be no assurance that we will have any sources of funding available to us for repair or reconstruction of damaged property in the future.

Property investments made outside of the U.S will be subject to currency rate exposure and risks associated with the uncertainty of foreign laws and markets.

We may invest outside of the U.S., most likely in Mexico or Canada, to the extent that opportunities exist that may help us meet our investment objectives. To the extent that we invest in property located outside of the U.S., in addition to risks inherent in the investment in real estate generally discussed in this prospectus, we will also be subject to fluctuations in foreign currency exchange rates and the uncertainty of foreign laws and markets including, but not limited to, unexpected changes in regulatory requirements, political and economic instability in certain geographic locations, difficulties in managing international operations, currency exchange controls, potentially adverse tax consequences, additional accounting and control expenses and the administrative burden associated with complying with a wide variety of foreign laws. Changes in foreign currency exchange rates may adversely impact the fair values and earnings streams of our international holdings and therefore the returns on our non-dollar denominated investments. Although we may hedge our foreign currency risk subject to the REIT income qualification tests, we may not be able to do so successfully and may incur losses on these investments as a result of exchange rate fluctuations.

RISKS RELATED TO DEBT FINANCING

We have, and intend to continue to incur mortgage indebtedness and other borrowings, which may increase our business risks, and could hinder our ability to make distributions to our stockholders.

We intend to continue to finance a portion of the purchase price of our investments by borrowing funds. Under our charter, we have a limitation on borrowing which precludes us from borrowing in excess of 300% of the value of our net assets, provided that we may exceed this limit if a higher level of borrowing is approved by a majority of our independent directors. Net assets for purposes of this calculation are defined to be our total assets (other than intangibles), valued at cost prior to deducting depreciation or other non-cash reserves, less total liabilities. Generally speaking, the preceding calculation is expected to approximate 75% of the sum of (a) the aggregate cost of our real estate assets before non-cash reserves and depreciation and (b) the aggregate cost of our debt and other assets. In addition, we may incur mortgage debt and pledge some or all of our properties or other assets as security for that debt to obtain funds to acquire additional property, debt or other investments. We may also borrow funds to make distributions, to redeem securities, to satisfy the REIT distribution requirements or for any working capital purposes. Furthermore, we may borrow if we otherwise deem it necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes. As of December 31, 2012, our consolidated debt leverage ratio (calculated as the book value of our debt to total assets) was 52.1%.

High debt levels will cause us to incur higher interest charges, which would result in higher debt service payments and could be accompanied by restrictive covenants. If there is a shortfall between the cash flow from a property and the cash flow needed to service mortgage debt on that property, then the amount available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, thus reducing the value of our stockholders' investment. For tax purposes, a foreclosure on any of our properties will be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we will recognize taxable income on foreclosure, but we would not receive any cash proceeds. We may give full or partial guarantees to lenders of mortgage debt secured by our properties. When we give a payment guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgage contains cross collateralization or cross default provisions, a default on a single property could affect multiple properties. If any of our properties are foreclosed upon due to a default, our ability to pay cash distributions to our stockholders may be adversely affected.

We may not be able to obtain debt financing necessary to run our business.

We do not anticipate that we will maintain any permanent working capital reserves. Accordingly, we expect to need to borrow capital for acquisitions, the improvement of our properties, and for other purposes. Under current market conditions, we may not be able to borrow all of the funds we may need. If we cannot obtain debt or equity financing on acceptable terms, our ability to acquire new investments to expand our operations will be adversely affected. As a result, we would be less able to achieve our investment objectives, which may negatively impact our results of operations and reduce our ability to make distributions to our stockholders.

Increases in mortgage interest rates and/or unfavorable changes in other financing terms may make it more difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire and the amount of cash distributions we can make to our stockholders.

If mortgage debt is unavailable on reasonable terms as a result of increased interest rates, increased credit spreads, decreased liquidity or other factors, we may not be able to finance the initial purchase of properties. In addition, when we incur mortgage debt on properties, we run the risk of being unable to refinance such debt when the loans come due, or of being unable to refinance on favorable terms. If interest rates are higher or other financing terms, such as principal amortization, are not as favorable when we refinance debt, our income could be reduced. We may be unable to refinance debt at appropriate times, which may require us to sell properties on terms that are not advantageous to us, or could result in the foreclosure of such properties. If any of these events occur, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing securities or by borrowing more money.

Increases in interest rates could increase the amount of our debt payments and therefore negatively impact our operating results.

Our debt may be subject to the fluctuation of market interest rates such as the London Interbank Offered Rate ("LIBOR"), Prime rate, and other benchmark rates. Should such interest rates increase, our debt payments may also increase, reducing cash available for distributions. Furthermore, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times which may not permit realization of the maximum return on such investments. Additionally, as it relates to any real estate assets that we may own, an increase in interest rates may negatively impact activity in the consumer market and reduce consumer purchases, which could adversely affect us.

Lenders may require us to enter into restrictive covenants that relate to or otherwise limit our operations, which could limit our ability to make distributions to our stockholders, to replace the Advisor or to otherwise achieve our investment objectives.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage property, discontinue insurance coverage or make distributions under certain circumstances. In addition, provisions of our loan documents may deter us from replacing the Advisor because of the consequences under such agreements and may limit our ability to replace the property manager or terminate certain operating or lease agreements related to the property. We have entered into a financing agreement that applies new offering proceeds on an ongoing basis to repay any borrowings outstanding under the agreement. The ability to raise such proceeds depends on the success of our Dealer Manager and on the broker dealers who are selling our shares and is not in our control. Any failure to raise such proceeds could result in a default and the acceleration of the repayment of the debt under such financing agreement. These or other limitations may adversely affect our flexibility and our ability to achieve our investment objectives.

We have entered, and may continue to enter into financing arrangements that require us to use and pledge offering proceeds to secure and repay such borrowings, and such arrangements may adversely affect our ability to make investments and operate our business.

We have entered, and may continue to enter into financing arrangements that require us to use and pledge future proceeds from the Follow-On Offering or future offerings, if any, to secure and repay such borrowings. Such arrangements may cause us to have less proceeds available to make investments or otherwise operate our business, which may adversely affect our flexibility and our ability to achieve our investment objectives.

We have entered, and may continue to enter into financing arrangements involving balloon payment obligations, which may adversely affect our ability to refinance or sell properties on favorable terms, and to make distributions to our stockholders.

Some of our financing arrangements may require us to make a lump-sum or "balloon" payment at maturity. Our ability to make a balloon payment at maturity will be uncertain and may depend upon our ability to obtain additional financing or our ability to sell the particular property. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the particular property at a price sufficient to make the balloon payment. The effect of a refinancing or sale could affect the rate of return to our stockholders and the projected time of disposition of our assets. In an environment of increasing mortgage rates, if we place mortgage debt on properties, we run the risk of being unable to refinance such debt if mortgage rates are higher at a time a balloon payment is due. In addition, payments of principal and interest made to service our debts, including balloon payments, may leave us with insufficient cash to pay the distributions that we are required to pay to maintain our qualification as a REIT.

The derivative instruments that we use to hedge against interest rate fluctuations may not be successful in mitigating our risks associated with interest rates and could reduce the overall returns on our stockholders' investment.

We use derivative instruments to hedge exposure to changes in interest rates on certain of our loans secured by our properties, but no hedging strategy can protect us completely. We cannot assure our stockholders that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging of these transactions will not result in losses. Any settlement charges incurred to terminate unused derivative instruments may result in increased interest expense, which may reduce the overall return on our investments. These instruments may also generate income that may not be treated as qualifying REIT income for purposes of the 75% or 95% REIT income tests.

RISKS RELATED TO INVESTMENTS IN DEBT

The mortgage loans in which we may invest will be subject to delinquency, foreclosure and loss, which could result in losses to us.

Commercial mortgage loans are secured by commercial property and are subject to risks of delinquency and foreclosure and risks of loss. The ability of a borrower to repay a loan secured by a property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income producing property can be affected by, among other things: customer mix, success of customer businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, current and potential future capital markets uncertainty, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, acts of God, terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flows from operating activities and limit amounts available for distribution to our stockholders. If current market conditions continue to deteriorate, it is possible that a loan which was adequately secured when it was acquired or originated will not remain adequately collateralized. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process due to, among other things, state statutes and rules governing foreclosure actions and defenses and counterclaims that may be raised by defaulting parties, and therefore such process could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan. In addition, to the extent we foreclose on a particular property, we could become, as owner of the property, subject to liabilities associated with such property, including liabilities related to taxes and environmental matters.

The mezzanine loans, B-notes, and other junior financings in which we may invest would involve greater risks of loss than senior loans secured by income-producing properties.

We may invest in mezzanine loans, B-notes, and other junior financings that substantially take the form of subordinated loans secured by second mortgages on the underlying property or loans secured by a pledge of the ownership interests of either the entity owning the property or the entity that owns the interest in the entity owning the property. These types of investments involve a higher degree of risk than senior mortgage lending secured by income producing property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a mortgage loan borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. If the borrower defaults on any debt senior to our loan, we may have the right, under certain circumstances, to cure the default by paying off this senior debt; however, we may not have sufficient cash to do so, or we may choose not to pay off such senior debt in order to avoid additional investment exposure to the asset, potentially resulting in the loss of some or all of our investment. If we cure the default by paying off the senior debt and ultimately foreclose on the property, we could become subject to liabilities associated with the property, including liabilities relating to taxes and environmental matters. In addition, mezzanine loans typically have higher overall loan-to-value ratios than conventional mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal.

The B-notes in which we may invest may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.

We may invest in B-notes. A B-note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A-note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-note holders after payment to the A-note holders. Since each transaction is privately negotiated, B-notes can vary in their structural characteristics and risks. For example, the rights of holders of B-notes to control the process following a borrower default may be limited in certain B-note investments, particularly in situations where the A-note holders have the right to trigger an appraisal process pursuant to which control would shift from the holder of the B-note when it is determined, for instance, that a significant portion of the B-note is unlikely to be recovered. We cannot predict the terms of each B-note investment. Further, B-notes typically are secured by a single property, and, as a result, reflect the increased risks associated with a single property compared to a pool of properties. Our ownership of a B-note with controlling class rights may, in the event the financing fails to perform according to its terms, cause us to elect to pursue our remedies as owner of the B-note, which may include foreclosure on, or modification of, the note or the need to acquire or payoff the A-note. Acquiring or paying off the A-note could require a significant amount of cash, and we may not have sufficient cash to be able to do so.

Bridge loans may involve a greater risk of loss than conventional mortgage loans.

We may provide bridge loans secured by first lien mortgages on properties to borrowers who are typically seeking short-term capital to be used in an acquisition, development or refinancing of real estate. The borrower may have identified an undervalued asset that has been undermanaged or is located in a recovering market. If the market in which the asset is located fails to recover according to the borrower's projections, or if the borrower fails to improve the quality of the asset's management or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the bridge loan, and we may not recover some or all of our investment.

In addition, owners usually borrow funds under a conventional mortgage loan to repay a bridge loan. We may, therefore, be dependent on a borrower's ability to obtain permanent financing to repay our bridge loan, which could depend on market conditions and other factors. Bridge loans, like other loans secured directly or indirectly by property, are subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under bridge loans held by us, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the bridge loan. Any such losses with respect to our investments in bridge loans could have an adverse affect on our results of operations and financial condition.

Investment in non-conforming and non-investment grade loans may involve increased risk of loss.

Loans we may acquire or originate may not conform to conventional loan criteria applied by traditional lenders and may not be rated or may be rated as non-investment grade. Non-investment grade ratings for these loans typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers' credit history, the properties' underlying cash flow or other factors. As a result, loans we acquire or originate may have a higher risk of default and loss than conventional loans. Any loss we incur may reduce distributions to stockholders and adversely affect our value.

Risks of cost overruns and non-completion of the construction or renovation of the properties underlying loans we make or acquire may materially adversely affect our investment.

The renovation, refurbishment or expansion by a borrower of a mortgaged or leveraged property involves risks of cost overruns and non-completion. Costs of construction or improvements to bring a property up to standards established for the market intended for that property may exceed original estimates, possibly making a project uneconomical. Other risks may include: environmental risks, permitting risks, other construction risks and subsequent leasing of the property not being completed on schedule or at projected rental rates. If such construction or renovation is not completed in a timely manner, or if it costs more than expected, the borrower may experience a prolonged impairment of net operating income and may not be able to make payments of interest or principal to us.

To close transactions within a time frame that meets the needs of borrowers of loans we may originate, we may perform underwriting analyses in a very short period of time, which may result in credit decisions based on limited information.

We may gain a competitive advantage by, from time to time, being able to analyze and close debt financing transactions within a very short period of time. Our underwriting guidelines contemplate an analysis of many factors, including the underlying property's financial performance and condition, geographic market assessment, experience and financial strength of the borrower and future prospects of the property within the market. If we make the decision to extend credit to a borrower prior to the completion of one or more of these analyses, we may fail to identify certain credit risks that we would otherwise have identified.

Interest rate fluctuations and changes in prepayment rates could cause the value of our debt investments to decrease or could reduce our ability to generate income from such investments.

Interest rate risk is the risk that debt investments will decline in value because of changes in market interest rates. Generally, when market interest rates rise, the market value of such investments will decline, and vice versa. Accordingly, the yield on our debt investments may be sensitive to changes in prevailing interest rates and corresponding changes in prepayment rates. Therefore, changes in interest rates may affect our net interest income, which is the difference between the interest income we earn on our interest-earning investments and the interest expense we incur in financing these investments. Interest rate fluctuations could also cause a borrower to prepay a mortgage loan more quickly than we expect, which could lead to our expected return on the investment being adversely affected.

Our debt investments may be considered illiquid and we may not be able to adjust our portfolio in response to changes in economic and other conditions.

The debt investments we may make in connection with privately negotiated transactions may not be registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise registered in accordance with, those laws. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited. The mezzanine, B-note and bridge loans we may originate or purchase in the future may be particularly illiquid investments due to their short life, their unsuitability for securitization and the greater difficulty of recovery in the event of a borrower's default.

Delays in liquidating defaulted loans could reduce our investment returns.

If there are defaults under mortgage or other types of loans that we make, we may not be able to repossess and sell the underlying properties or equity collateral quickly. The resulting time delay could reduce the value of our investment in the defaulted loans. An action to foreclose on a property securing a loan is regulated by state statutes and regulations and is subject to many of the delays and expenses of other lawsuits if the defendant raises defenses or counterclaims. In the event of default by a mortgagor or other borrower, these restrictions, among other things, may impede our ability to foreclose on or sell the mortgaged property or other equity collateral or to obtain proceeds sufficient to repay all amounts due to us on the mortgage or other type of loan.

We may make investments in non-U.S. dollar denominated debt, which will be subject to currency rate exposure and risks associated with the uncertainty of foreign laws and markets.

Some of our debt related investments may be denominated in foreign currencies and, therefore, we expect to have currency risk exposure to any such foreign currencies. A change in foreign currency exchange rates may have an adverse impact on returns on our non-U.S. dollar denominated investments. Although we may hedge our foreign currency risk subject to the REIT income qualification tests, we may not be able to do so successfully and may incur losses on these investments as a result of exchange rate fluctuations. To the extent that we invest in non-U.S. dollar denominated debt investments, in addition to risks inherent in debt investments as generally discussed in this prospectus, we will also be subject to risks associated with the uncertainty of foreign laws and markets including, but not limited to, unexpected changes in regulatory requirements, political and economic instability in certain geographic locations, difficulties in managing international operations, currency exchange controls, potentially adverse tax consequences, additional accounting and control expenses and the administrative burden of complying with a wide variety of foreign laws.

We will depend on debtors for our revenue, and, accordingly, our revenue and our ability to make distributions to our stockholders will be dependent upon the success and economic viability of such debtors.

The success of our real estate-related investments will materially depend on the financial stability of the debtors underlying such investments. The inability of a single major debtor or a number of smaller debtors to meet their payment obligations could result in reduced revenue or losses. In the event of a debtor default or bankruptcy, we may experience delays in enforcing our rights as a creditor, and such rights may be subordinated to the rights of other creditors. These events could negatively affect the cash available for distribution to our stockholders.

We may invest in real estate-related preferred equity securities, which may involve a greater risk of loss than traditional debt financing.

We may invest in real estate-related preferred equity securities, which are currently volatile and which securities may involve a higher degree of risk than traditional debt financing due to a variety of factors, including that such investments are subordinate to traditional loans and are not secured. Furthermore, should the issuer default on our investment, we would only be able to proceed against the entity in which we have an interest, and not the property owned by such entity and underlying our investment. As a result, we may not recover some or all of our investment. Since there may be a number of debt obligations that have priority over our preferred stock investment, any determination by us to cure defaults could be costly and we may not have the cash to be able to do so. If we become the equity owner of the issuer, we would be responsible for other liabilities of the issuer, including liabilities relating to taxes and environmental matters.

RISKS RELATED TO INVESTMENTS IN REAL ESTATE-RELATED ENTITIES

Investments in securities of real estate-related entities will be subject to specific risks relating to the particular issuer of the securities and may be subject to the general risks of investing in subordinated securities of real estate-related entities.

We may invest in debt or equity securities of both publicly traded and private real estate-related entities (including preferred equity securities having some of the same characteristics as debt). Our investments in such securities will involve special risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer. Issuers of such securities generally invest in real estate or real estate-related assets and are subject to the inherent risks associated with real estate-related investments discussed in this prospectus.

Equity securities of real estate-related entities are typically unsecured and subordinated to other obligations of the issuer. Investments in such equity securities are subject to risks of: limited liquidity in the secondary trading market in the case of unlisted or thinly traded securities; substantial market price volatility in the case of traded equity securities; subordination to the debt and other liabilities of the issuer, in situations in which we buy equity securities; the possibility that earnings of the issuer may be insufficient to meet its debt service and other obligations and, therefore, to make payments to us on any debt securities we may purchase or to make distributions to us on any equity securities we may purchase; and the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic downturn. These risks may adversely affect the value of outstanding equity securities and the ability of the issuers thereof to repay principal and interest or make distribution payments.

RISKS RELATED TO THE ADVISOR AND ITS AFFILIATES

The Advisor's management personnel, other employees and affiliates face conflicts of interest relating to time management and there can be no assurance that the Advisor's management personnel, other employees and affiliates will devote adequate time to our business activities or that the Advisor will be able to hire adequate additional employees.

All of the Advisor's management personnel, other employees, affiliates and related parties may also provide services to other Sponsor affiliated entities, including, but not limited to, Dividend Capital Diversified Property Fund Inc. ("DPF") (formerly known as Dividend Capital Total Realty Trust Inc.), Industrial Property REIT Inc. ("IPT") and one or more additional debt funds that an affiliate of the Sponsor may form and/or advise, the primary purpose of which will be to originate debt secured by commercial real estate. We are not able to estimate the amount of time that such management personnel, other employees, affiliates and related parties will devote to our business. As a result, the Advisor's management personnel, other employees, affiliates and related parties may have conflicts of interest in allocating their time between our business and their other activities, which may include advising and managing various other real estate programs and ventures, which may be numerous and may change as programs are closed or new programs are formed. During times of significant activity in other programs and ventures, the time they devote to our business may decline. We expect that as our investment activities expand, the Advisor will attempt to hire additional employees; however, there can be no assurance that the Advisor's affiliates and related parties will devote adequate time to our business activities or that the Advisor will be able to hire adequate additional employees.

The Advisor and its affiliates, including our officers and some of our directors, face conflicts of interest caused by compensation arrangements with us, other Sponsor affiliated entities and joint venture partners or co-owners, which could result in actions that are not in our stockholders' best interests.

The Advisor and its affiliates receive substantial fees from us in return for their services and these fees could influence the Advisor's advice to us. Among other matters, the compensation arrangements could affect their judgment with respect to:

- Public offerings of equity by us, which allow the Dealer Manager to earn additional dealer manager fees and the Advisor to earn increased acquisition fees and asset management fees;
- Property dispositions, which allow the Advisor to earn additional asset management fees and distributions from sales;
- Property acquisitions from third parties or Sponsor affiliated entities, which may allow the Advisor or its affiliates to earn additional acquisition, asset management and other fees;
- Investment opportunities, which may result in more compensation to Sponsor affiliated entities if allocated to other programs or business ventures instead of us; and
- Various liquidity events.

Further, the Advisor may recommend that we invest in a particular asset or pay a higher purchase price for the asset than it would otherwise recommend if it did not receive an acquisition fee. Similarly, the Advisor has incentives to recommend that we purchase properties using debt financing since the acquisition fees and asset management fees that we pay to the Advisor will increase if more assets are acquired through the use of debt financing. Certain potential acquisition fees and asset management fees paid to the Advisor and management and leasing fees paid to Dividend Capital Property Management LLC (the "Property Manager") would be paid irrespective of the quality of the underlying real estate or property management services during the term of the related agreement. The Advisor is also entitled to a fee equal to a percentage of the total consideration paid in connection with a disposition. This fee may incentivize the Advisor to recommend the disposition of a property or properties through a sale, merger, or other transaction that may not be in our best interests at the time. In addition, the premature disposition of an asset may add concentration risk to the portfolio or may be at a price lower than if we held the property. Moreover, the Advisor has considerable discretion with respect to the terms and timing of acquisition, disposition and leasing transactions. With respect to our joint ventures or co-ownership arrangements, the Advisor or its affiliates may receive various fees for providing services to the joint venture, including but not limited to an asset management fee, with respect to the proportionate interest in the properties held by our joint venture partners or co-owners of our properties. In evaluating investments and other management strategies, the opportunity to earn these fees may lead the Advisor to place undue emphasis on criteria relating to its compensation at the expense of other criteria, such as preservation of capital, in order to achieve higher short-term compensation. Considerations relating to compensation from us to the Advisor and its affiliates, other Sponsor affiliated entities and other business ventures could result in decisions that are not in our stockholders' best interests, which could hurt our ability to pay them distributions or result in a decline in the value of their investment. Conflicts of interest such as those described above have contributed to stockholder litigation against certain other externally managed REITs that are not affiliated with us.

The time and resources that Sponsor affiliated entities devote to us may be diverted and we may face additional competition due to the fact that Sponsor affiliated entities are not prohibited from raising money for another entity that makes the same types of investments that we target.

Sponsor affiliated entities are not prohibited from raising money for another investment entity that makes the same types of investments as those we target. As a result, the time and resources they could devote to us may be diverted. For example, the Dealer Manager is currently involved in one other public offering for a Sponsor affiliated entity. In addition, we may compete with other entities affiliated with direct or indirect owners of our Sponsor, including, but not limited to, DPF and IPT for the same investors and investment opportunities.

We may co-invest or joint venture an investment with a Sponsor affiliated entity.

We may also co-invest or joint venture with other Sponsor affiliated entities. Even though all such co-investments will be subject to approval by a majority of our board of directors, including a majority of our independent directors, they could be on terms not as favorable to us as those we could achieve co-investing with a third party. In addition, we may share control with or cede control of the venture to the Sponsor affiliated entity and decisions could be made that are not in our best interests.

We may purchase real estate assets from affiliates or other related entities of the Advisor; as a result, in any such transaction, we may not have the benefit of arm's length negotiations of the type normally conducted between unrelated parties.

We may purchase assets from affiliates or other related entities of the Advisor that they currently own or hereafter acquire from third parties. The Advisor may also cause us to enter into a joint venture with its affiliates or to dispose of an interest in a property to its affiliates. We may also purchase properties developed and completed by affiliates of the Advisor or provide loans for the development of properties being developed by affiliates of the Advisor. The Advisor and/or its management team could experience a conflict in representing our interests in these transactions. In any such transaction, we will not have the benefit of arm's length negotiations of the type normally conducted between unrelated parties and may receive terms that are less beneficial to us than if such transactions were with a third party.

We depend on the Advisor and its key personnel; if any of such key personnel were to cease employment with the Advisor, our business could suffer.

Our ability to make distributions and achieve our investment objectives is dependent upon the performance of the Advisor in the acquisition, disposition and management of our investments, the selection of customers for our properties, the determination of any financing arrangements and other factors. In addition, our success depends to a significant degree upon the continued contributions of certain of the Advisor's key personnel, including, in alphabetical order, John A. Blumberg, David M. Fazekas, Andrea L. Karp, Thomas G. McGonagle, Dwight L. Merriman III, Lainie P. Minnick, James R. Mulvihill, Scott W. Recknor, Gary M. Reiff, Peter M. Vanderburg, J.R. Wetzel, Joshua J. Widoff, Brian C. Wilkinson and Evan H. Zucker, each of whom would be difficult to replace. We currently do not have, nor do we expect to obtain, key man life insurance on any of the Advisor's key personnel. If the Advisor were to lose the benefit of the experience, efforts and abilities of one or more of these individuals, our operating results could suffer.

The fees we pay to affiliates in connection with our public offerings and the operation of our business and the acquisition, management and disposition of our investments were not determined on an arm's length basis and therefore we do not have the benefit of arm's length negotiations of the type normally conducted between unrelated parties.

Substantial fees will be paid to the Advisor, the Dealer Manager and other affiliates for services they provide to us in connection with our public offerings and the operation of our business and the acquisition, management and disposition of our investments. None of these arrangements were determined on an arm's length basis. As a result, the fees have been determined without the benefit of arm's length negotiations of the type normally conducted between unrelated parties.

As of December 31, 2012, we had paid, in the aggregate, $185.0 million to the Advisor, the Dealer Manager, and other affiliates, which was comprised of $80.9 million of sales commissions, of which a substantial portion was reallowed to third parties, $32.3 million of dealer manager fees, of which a substantial portion was reallowed to third parties, $27.6 million of acquisition fees, $22.9 million of organization and offering expenses, $17.2 million of asset management fees, and $4.0 million of other expenses. As of December 31, 2012, the amount due to affiliates was $3.9 million, which related to unreimbursed fees and expenses incurred by certain affiliates.

We compete with other Sponsor affiliated entities for opportunities to acquire or sell investments, and for customers, which may have an adverse impact on our operations.

We compete with other Sponsor affiliated entities, and with other entities that Sponsor affiliated entities may advise or own interests in, whether existing or created in the future, for opportunities to acquire, finance or sell certain types of properties. We may also buy, finance or sell properties at the same time as other Sponsor affiliated entities are buying, financing or selling properties. In this regard, there is a risk that the Advisor will purchase a property that provides lower returns to us than a property purchased by another Sponsor affiliated entity. Certain of our affiliates own and/or manage properties in geographical areas in which we currently own and expect to own properties. Therefore, our properties may compete for customers with other properties owned and/or managed by other Sponsor affiliated entities. The Advisor may face conflicts of interest when evaluating customer leasing opportunities for our properties and other properties owned and/or managed by Sponsor affiliated entities and these conflicts of interest may have a negative impact on our ability to attract and retain customers.

Sponsor affiliated entities may have, and additional entities (including those that may be advised by Sponsor affiliated entities or in which Sponsor affiliated entities own interests) may be given, priority over us with respect to the acquisition of certain types of investments. As a result of our potential competition with these entities, certain investment opportunities that would otherwise be available to us may not in fact be available. For example, subject to changes approved by the IIT – DPF Conflicts Resolution Committee, in the event there are investments that are equally suitable for DPF, IPT and us, until such time as all of the proceeds from our public offerings have been fully invested, we will have priority over DPF and IPT to acquire or invest in (a) industrial properties located in the U.S. or Mexico or (b) debt investments related to industrial properties located in the U.S. or Mexico if such debt is intended to provide us with the opportunity to acquire the equity ownership in the underlying industrial asset, and DPF will have priority over us and IPT for all other real estate or debt investment opportunities until such time as DPF is no longer engaged in a public offering and all of the proceeds from its public offerings have been fully invested. After the proceeds from our public offerings have been fully invested, our Sponsor may propose a new allocation procedure that reflects that IPT intends to invest primarily in industrial real property and related investments, but such procedure may not preclude the allocation of such an investment to DPF. One of our independent directors, Mr. Charles Duke, is also an independent director for DPF and currently holds options to purchase 30,000 shares of common stock of DPF. If there are any transactions or policies affecting us and DPF, Mr. Duke will recuse himself from making any such decisions for as long as he holds both positions.

If we invest a percentage of the net proceeds of the Follow-On Offering in joint venture or co-ownership arrangements with the Advisor or its affiliates, they may retain significant control over our investments even if our independent directors terminate the Advisor.

While a majority of our independent directors may terminate the Advisor upon 60 days' written notice, our ability to remove co-general partners or advisors to any entities in which the Advisor or its affiliates serve in such capacities and in which we may serve as general partner or manager is limited. As a result, if we invest a percentage of the net proceeds from the Follow-On Offering in such joint-venture or co-ownership arrangements; an affiliate of the Advisor may continue to maintain a substantial degree of control over our investments despite the termination of the Advisor.

RISKS RELATED TO OUR TAXATION AS A REIT

Failure to qualify as a REIT could adversely affect our operations and our ability to make distributions.

We have operated and have elected to be treated as a REIT for U.S. federal income tax purposes, commencing with our taxable year ended December 31, 2010. Although we do not intend to request a ruling from the Internal Revenue Service (the "IRS") as to our REIT status, we have received the opinion of our special U.S. federal income tax counsel, Greenberg Traurig, LLP, with respect to our qualification as a REIT. This opinion has been issued in connection with our public offerings. Investors should be aware, however, that opinions of counsel are not binding on the IRS or on any court. The opinion of Greenberg Traurig, LLP represents only the view of our counsel based on our counsel's review and analysis of existing law and on certain representations as to factual matters and covenants made by us, including representations relating to the values of our assets and the sources of our income. Greenberg Traurig, LLP has no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed in its opinion or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of Greenberg Traurig LLP and our qualification as a REIT will depend on our satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex provisions of the Code, for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control. The complexity of these provisions and of the applicable income tax regulations that have been promulgated under the Code is greater in the case of a REIT that holds its assets through a partnership, as we do. Moreover, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the U.S. federal income tax consequences of that qualification.

If we were to fail to qualify as a REIT for any taxable year, we would be subject to U.S. federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year in which we lose our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer be deductible in computing our taxable income and we would no longer be required to make distributions. To the extent that distributions had been made in anticipation of our qualifying as a REIT, we might be required to borrow funds or liquidate some investments in order to pay the applicable corporate income tax. In addition, although we believe we have operated in such a manner as to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause our board of directors to determine that it is no longer in our best interest to continue to be qualified as a REIT and recommend that we revoke our REIT election.

We believe that the Operating Partnership will be treated for federal income tax purposes as a partnership and not as an association or as a publicly traded partnership taxable as a corporation. If the IRS successfully determines that the Operating Partnership should be treated as a corporation, the Operating Partnership would be required to pay U.S. federal income tax at corporate rates on its net income, its partners would be treated as stockholders of the Operating Partnership and distributions to partners would constitute distributions that would not be deductible in computing the Operating Partnership's taxable income. In addition, we could fail to qualify as a REIT, with the resulting consequences described above.

To qualify as a REIT, we must meet annual distribution requirements, which may result in us distributing amounts that may otherwise be used for our operations.

To obtain the favorable tax treatment accorded to REITs, we normally will be required each year to distribute to our stockholders at least 90% of our real estate investment trust taxable income, determined without regard to the deduction for distributions paid and by excluding net capital gains. We will be subject to U.S. federal income tax on our undistributed taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. These requirements could cause us to distribute amounts that otherwise would be spent on acquisitions of properties and it is possible that we might be required to borrow funds or sell assets to fund these distributions. It is possible that we might not always be able to continue to make distributions sufficient to meet the annual distribution requirements required to maintain our REIT status, avoid corporate tax on undistributed income and/or avoid the 4% excise tax.

From time to time, we may generate taxable income greater than our income for financial reporting purposes, or differences in timing between the recognition of taxable income and the actual receipt of cash may occur. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell investments at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect our value.

Recharacterization of sale-leaseback transactions may cause us to lose our REIT status.

We may purchase properties and lease them back to the sellers of such properties. There can be no assurance that the IRS will not challenge our characterization of any such sale-leaseback transaction as a 'true lease.' In the event that any such sale-leaseback transaction is challenged and successfully recharacterized as a financing or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so recharacterized, we might fail to satisfy the REIT qualification "asset tests," the "income tests" or the "distribution requirements" and, consequently, lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated which might also cause us to fail to meet the distribution requirement for a taxable year.

Our stockholders may have current tax liability on distributions if they elect to reinvest in shares of our common stock.

Stockholders who elect to participate in the distribution reinvestment plan, and who are subject to U.S. federal income taxation laws, will incur a tax liability on an amount equal to the fair market value on the relevant distribution date of the shares of our common stock purchased with reinvested distributions, even though such stockholders have elected not to receive the distributions used to purchase those shares of common stock in cash. As a result, if our stockholders are not a tax-exempt entity, they may have to use funds from other sources to pay their tax liability on the value of the common stock received.

Distributions payable by REITs do not qualify for the reduced tax rates that apply to other corporate distributions.

The maximum tax rate applicable to income from "qualified dividends" payable to U.S. stockholders that are individuals, trusts and estates is currently 20% (commencing in 2013). Distributions payable by REITs, however, generally continue to be taxed at the normal rate applicable to the individual recipient, rather than the 20% preferential rate. Although this tax rate does not adversely affect the taxation of REITs or distributions paid by REITs, the more favorable rates applicable to regular corporate distributions could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay distributions, which could adversely affect the value of our common stock.

In certain circumstances, we may be subject to federal and state income taxes as a REIT, which would reduce our cash available for distribution to our stockholders.

Even if we qualify and maintain our status as a REIT, we may be subject to U.S. federal income taxes or state taxes. For example, net income from a "prohibited transaction" will be subject to a 100% tax. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain income we earn from the sale or other disposition of our property and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability. We may also be subject to state and local taxes on our income or property, either directly or at the level of the companies through which we indirectly own our assets. Any U.S. federal or state taxes we pay will reduce our cash available for distribution to our stockholders.

Distributions to tax-exempt investors may be classified as unrelated business taxable income.

Neither ordinary nor capital gain distributions with respect to our common stock nor gain from the sale of common stock should generally constitute unrelated business taxable income to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

- Part of the income and gain recognized by certain qualified employee pension trusts with respect to our common stock may be treated as unrelated business taxable income if shares of our common stock are predominately held by qualified employee pension trusts, and we are required to rely on a special look-through rule for purposes of meeting one of the REIT share ownership tests, and we are not operated in a manner to avoid treatment of such income or gain as unrelated business taxable income;
- Part of the income and gain recognized by a tax-exempt investor with respect to our common stock would constitute unrelated business taxable income if the investor incurs debt in order to acquire the common stock; and
- Part or all of the income or gain recognized with respect to our common stock by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans which are exempt from federal income taxation under Sections 501(c)(7), (9), (17), or (20) of the Code may be treated as unrelated business taxable income.

Investments in other REITs and real estate partnerships could subject us to the tax risks associated with the tax status of such entities.

We may invest in the securities of other REITs and real estate partnerships. Such investments are subject to the risk that any such REIT or partnership may fail to satisfy the requirements to qualify as a REIT or a partnership, as the case may be, in any given taxable year. In the case of a REIT, such failure would subject such entity to taxation as a corporation, may require such REIT to incur indebtedness to pay its tax liabilities, may reduce its ability to make distributions to us, and may render it ineligible to elect REIT status prior to the fifth taxable year following the year in which it fails to so qualify. In the case of a partnership, such failure could subject such partnership to an entity level tax and reduce the entity's ability to make distributions to us. In addition, such failures could, depending on the circumstances, jeopardize our ability to qualify as a REIT.

Complying with the REIT requirements may cause us to forego otherwise attractive opportunities.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of shares of our common stock. We may be required to forego attractive investments. We also may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Complying with the REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investments (other than governmental securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total securities can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments.

The stock ownership limit imposed by the Code for REITs and our charter may restrict our business combination opportunities.

To qualify as a REIT under the Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year after our first year in which we qualify as a REIT. Our charter, with certain exceptions, authorizes our board of directors to take the actions that are necessary and desirable to preserve our qualification as a REIT. Unless an exemption is granted by our board of directors, no person (as defined to include entities) may own more than 9.8% in value of our capital stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of our common stock. In addition, our charter will generally prohibit beneficial or constructive ownership of shares of our capital stock by any person that owns, actually or constructively, an interest in any of our customers that would cause us to own, actually or constructively, 10% or more of any of our customers. Our board of directors may grant an exemption in its sole discretion, subject to such conditions, representations and undertakings as it may determine. These ownership limitations in our charter are common in REIT charters and are intended, among other purposes, to assist us in complying with the tax law requirements and to minimize administrative burdens. However, these ownership limits might also delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

The IRS has issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan that is secured by interests in a pass-through entity will be treated by the IRS as a real estate asset for purposes of the REIT tests, and interest derived from such loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We may make investments in loans secured by interests in pass-through entities in a manner that complies with the various requirements applicable to our qualification as a REIT. To the extent, however, that any such loans do not satisfy all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, there can be no assurance that the IRS will not challenge the tax treatment of such loans, which could jeopardize our ability to qualify as a REIT.

Liquidation of assets may jeopardize our REIT status.

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to satisfy our obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our status as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Legislative or regulatory action could adversely affect us or our stockholders.

In recent years, numerous legislative, judicial and administrative changes have been made to the U.S. federal income tax laws applicable to investments in REITs and similar entities. Additional changes to tax laws are likely to continue to occur in the future and may take effect retroactively, and there can be no assurance that any such changes will not adversely affect how we are taxed or the taxation of a stockholder. Any such changes could have an adverse effect on an investment in shares of our common stock. We urge our stockholders to consult with their own tax advisor with respect to the status of legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in shares of our common stock.

Recharacterization of transactions related to potential private placements by the Operating Partnership could result in a 100% tax on income from prohibited transactions, which would diminish our cash distributions to our stockholders.

The IRS could recharacterize transactions related to private placements by the Operating Partnership such that the Operating Partnership could be treated as the bona fide owner, for tax purposes, of properties acquired and resold by the entity established to facilitate the transaction. Such recharacterization could result in the income realized on these transactions by the Operating Partnership being treated as gain on the sale of property that is held as inventory or otherwise held primarily for the sale to customers in the ordinary course of business. In such event, such gain would constitute income from a prohibited transaction and would be subject to a 100% tax. If this occurs, our ability to pay cash distributions to our stockholders will be adversely affected.

Qualifying as a REIT involves highly technical and complex provisions of the Code.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our continued qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In addition, our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes.

Foreign investors may be subject to FIRPTA on the sale of common stock if we are unable to qualify as a domestically controlled REIT.

A foreign person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to a tax known as the Foreign Investment in Real Property Tax Act ("FIRPTA") on the gain recognized on the disposition. FIRPTA does not apply, however, to the disposition of stock in a REIT if the REIT is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by non-U.S. holders. There can be no assurance that we will qualify as a domestically controlled REIT. If we were to fail to so qualify, gain realized by a foreign investor on a sale of our common stock would be subject to FIRPTA unless our common stock was traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than five percent of the value of our outstanding common stock. We are not currently traded on an established securities market.

We may enter into certain hedging transactions which may have a potential impact on our REIT status.

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate and/or foreign currency swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income and gain from "hedging transactions" that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests. Moreover, any income from a transaction entered into primarily to manage risk of currency fluctuations with respect to any item of income that would be qualifying REIT income under the REIT gross income tests, and any gain from the unwinding of any such transaction, does not constitute gross income for purposes of the REIT annual gross income tests. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, or hedge other types of indebtedness, the income from those transactions may not be treated as qualifying income for purposes of the gross income tests.

Each of our Subsidiary REITs must individually qualify as a REIT, and failure of any one of our Subsidiary REITs to qualify as a REIT could also cause us to fail to qualify as a REIT.

We indirectly own equity interests in multiple wholly-owned subsidiaries of the unconsolidated joint venture ("Subsidiary REITs") and we currently intend to directly or indirectly own additional Subsidiary REITs. We intend that each Subsidiary REIT will elect to be treated, and will qualify, as a REIT. Each Subsidiary REIT is subject to, and must comply with, the same requirements that we must satisfy in order to qualify as a REIT, together with all other rules applicable to REITs. The risks described under the caption "Risks Related to Our Taxation as REIT" also apply to each of the Subsidiary REITs. If a Subsidiary REIT failed to qualify as a REIT, it would be subject to federal income tax at regular corporate rates, and such Subsidiary REIT would remain disqualified as a REIT for four years following the year in which it lost its REIT status. Moreover, we too may fail to qualify as REIT in the event that one or more Subsidiary REITs fails to qualify as a REIT.

INVESTMENT COMPANY RISKS

We are not registered as an investment company under the Investment Company Act, and therefore we will not be subject to the requirements imposed on an investment company by the Investment Company Act which may limit or otherwise affect our investment choices.

The Company, the Operating Partnership, and our subsidiaries intend to conduct our businesses so that we are not required to register as "investment companies" under the Investment Company Act. We expect that the focus of our activities will involve investments in real estate, buildings, and other assets that can be referred to as "sticks and bricks." We also may invest in other real estate investments, such as real estate-related securities, and will otherwise be considered to be in the real estate business.

Companies subject to the Investment Company Act are required to comply with a variety of substantive requirements such as requirements relating to:

- Limitations on the capital structure of the entity;
- Restrictions on certain investments;
- Prohibitions on transactions with affiliated entities; and
- Public reporting disclosures, record keeping, voting procedures, proxy disclosure and similar corporate governance rules and regulations.

These and other requirements are intended to provide benefits or protections to security holders of investment companies. Because we and our subsidiaries do not expect to be subject to these requirements, our stockholders will not be entitled to these benefits or protections. It is our policy to operate in a manner that will not require us to register as an investment company, and we do not expect to register as an "investment company" under the Investment Company Act.

Whether a company is an investment company can involve analysis of complex laws, regulations and SEC staff interpretations. The Company and the Operating Partnership intend to conduct operations so as not to become subject to regulation as an "investment company" under the Investment Company Act. The securities issued by any subsidiary that is excepted from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, together with any other "investment securities" (as used in the Investment Company Act) its parent may own, may not have a combined value in excess of 40% of the value of the parent entity's total assets on an unconsolidated basis (which we refer to as the 40% test). In other words, even if some interests in other entities were deemed to be investment securities, so long as such investment securities do not comprise more than 40% of an entity's assets, the entity will not be required to register as an investment company. If an entity held investment securities and the value of these securities exceeded 40% of the value of its total assets, and no other exemption from registration was available, then that entity might be required to register as an investment company.

We do not expect that we, the Operating Partnership, or other subsidiaries will be an investment company because, if we have any securities that are considered to be investment securities held by an entity, then we will seek to assure that holdings of investment securities in such entity will not exceed 40% of the total assets of that entity as calculated under the Investment Company Act. In order to operate in compliance with that standard, each entity may be required to conduct its business in a manner that takes account of these provisions. We, our Operating Partnership, or a subsidiary could be unable to sell assets we would otherwise want to sell or we may need to sell assets we would otherwise wish to retain, if we deem it necessary to remain in compliance with the 40% test. In addition, we may also have to forgo opportunities to acquire certain investments or interests in companies or entities that we would otherwise want to acquire, or acquire assets we might otherwise not select for purchase, if we deem it necessary to remain in compliance with the 40% test.

If the Company, the Operating Partnership or any subsidiary owns assets that qualify as "investment securities" as such term is defined under the Investment Company Act and the value of such assets exceeds 40% of the value of its total assets, the entity could be deemed to be an investment company. In that case the entity would have to qualify for an exemption from registration as an investment company in order to operate without registering as an investment company. Certain of the subsidiaries that we may form in the future could seek to rely upon the exemption from registration as an investment company under the Investment Company Act pursuant to Section 3(c)(5)(C) of that Act, which is available for entities, among other things, "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exemption generally requires that at least 55% of our subsidiaries' portfolios must be comprised of qualifying assets and at least 80% of each of their total portfolios of assets must be comprised of a combination of qualifying assets and other real estate-related assets (as such terms are used under the Investment Company Act), and no more than 20% may be comprised of assets that are neither qualifying assets nor real estate-related assets. Qualifying assets for this purpose include certain mortgage loans and other assets that the SEC staff, in various no-action letters, has determined are the functional equivalent of mortgage loans for the purposes of the Investment Company Act. We intend to treat as real estate-related assets that do not qualify for treatment as qualifying assets, including any securities of companies primarily engaged in real estate businesses that are not within the scope of SEC staff policies regarding qualifying assets. In order to assure that the composition of assets of an entity meets the required standard, an entity may have to buy, hold, or sell an asset that it might otherwise prefer not to buy, sell, or hold at that time.

In addition to the exceptions and exemptions discussed above, we, the Operating Partnership and/or our subsidiaries may rely upon other exceptions and exemptions, including the exemptions provided by Section 3(c)(6) of the Investment Company Act (which exempts, among other things, parent entities whose primary business is conducted through majority-owned subsidiaries relying upon the exemption provided by Section 3(c)(5)(C), discussed above), from the definition of an investment company and the registration requirements under the Investment Company Act.

There can be no assurance that the laws and regulations governing the Investment Company Act status of REITs, including actions by the Division of Investment Management of the SEC providing more specific or different guidance regarding these exemptions, will not change in a manner that adversely affects our operations. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the exemptions discussed above or other exemptions from the definition of investment company under the Investment Company Act upon which we may rely, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

If the Company or the Operating Partnership is required to register as an investment company under the Investment Company Act, the additional expenses and operational limitations associated with such registration may reduce our stockholders' investment return or impair our ability to conduct our business as planned.

If we become an investment company or are otherwise required to register as an investment company, we might be required to revise some of our current policies, or substantially restructure our business, to comply with the Investment Company Act. This would likely require us to incur the expense and delay of holding a stockholder meeting to vote on proposals for such changes. Further, if we were required to register as an investment company, but failed to do so, we would be prohibited from engaging in our business, criminal and civil actions could be brought against us, some of our contracts might be unenforceable, unless a court were to direct enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

ERISA RISKS

If our assets are deemed to be Employee Retirement Income Security Act of 1974, as Amended, ("ERISA"), plan assets, the Advisor and we may be exposed to liabilities under Title I of ERISA and the Code.

In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entire entity are deemed to be ERISA plan assets unless an exception applies. This is known as the "look-through rule." Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Title I of ERISA and Section 4975 of the Code, as applicable, may be applicable, and there may be liability under these and other provisions of ERISA and the Code. We believe that our assets should not be treated as plan assets because the shares should qualify as "publicly-offered securities" that are exempt from the look-through rules under applicable Treasury Regulations. We note, however, that because certain limitations are imposed upon the transferability of shares so that we may qualify as a REIT, and perhaps for other reasons, it is possible that this exemption may not apply. If that is the case, and if the Advisor or we are exposed to liability under ERISA or the Code, our performance and results of operations could be adversely affected. Prior to making an investment in us, our stockholders should consult with their legal and other advisors concerning the impact of ERISA and the Code on our stockholders' investment and our performance.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of December 31, 2012, we owned, either directly or through an unconsolidated joint venture, a portfolio that included 219 industrial buildings totaling approximately 43.1 million square feet with 414 customers in 19 major industrial markets throughout the U.S. with a weighted-average remaining lease term (based on square feet) of 5.3 years. This data includes our unconsolidated properties, consisting of 29 industrial buildings totaling approximately 6.2 million square feet. Of the 219 industrial buildings we owned and managed as of December 31, 2012:

- 208 industrial buildings totaling approximately 40.0 million square feet comprised our operating portfolio, which includes stabilized properties and was 95% occupied (96% leased). The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced.
- 11 industrial buildings totaling approximately 3.1 million square feet comprised our development portfolio, which includes buildings acquired with the intention to reposition or redevelop, or buildings recently completed which have not yet reached stabilization. We generally consider a building to be stabilized on the earlier to occur of the first anniversary of a building's completion or a building achieving 90% occupancy.

Unless otherwise indicated, the term "property" as used herein refers to one or more buildings in the same market that were acquired by us in the same transaction.

Building Types. Our industrial buildings consist primarily of warehouse distribution facilities suitable for single or multiple customers. The following table summarizes our portfolio by building type as of December 31, 2012:

		Percent of Rentable Square Feet	
Building Type	**Description**	**Total (1)**	**Consolidated (2)**
Bulk distribution	Building size of 150,000 to over 1 million square feet, single or multi-tenant	78.8 %	77.3 %
Light industrial	Building size of 75,000 to 150,000 square feet, single or multi-tenant	16.8	18.8
Flex industrial	Includes assembly or research and development, primarily multi-tenant	1.7	1.9
Freezer / cooler	Building mostly includes freezer / cooler space, primarily single tenant	2.7	2.0
		100.0 %	100.0 %

(1) Includes both our consolidated and unconsolidated properties and assumes 100% ownership of our unconsolidated properties.

(2) Includes only our consolidated properties.

Portfolio Overview and Market Diversification. As of December 31, 2012, the average effective annual rent per square foot of our total portfolio (calculated by dividing total annualized base rent, which accounts for tenant concessions, by total occupied square footage) was approximately $4.41. The following table summarizes our portfolio by market as of December 31, 2012:

Market	Number of Buildings	Rentable Square Feet Total (1)	Rentable Square Feet Consolidated (2)	Occupied Rate (1)(3)	Leased Rate (1)(3)	Annualized Base Rent (4) Total (1)	Annualized Base Rent (4) Consolidated (2)	Percent of Annualized Base Rent Total (1)	Percent of Annualized Base Rent Consolidated (2)
		(in thousands)				(in thousands)			
Operating Properties:									
Atlanta	13	5,154	5,154	94.9 %	95.7 %	$ 14,775	$ 14,775	8.6 %	9.7 %
Austin	7	748	748	93.0	93.0	3,703	3,703	2.2	2.4
Baltimore / D.C.	17	2,395	2,176	96.6	97.6	12,377	11,292	7.2	7.4
Chicago	17	3,602	2,589	95.8	99.4	15,443	10,991	9.0	7.2
Dallas	25	3,538	2,709	84.3	92.3	12,252	9,343	7.2	6.2
Houston	23	2,315	2,315	91.7	91.9	12,086	12,086	7.1	8.0
Indianapolis	6	2,248	2,248	88.2	89.1	9,161	9,161	5.3	6.0
Inland Empire	12	4,117	2,065	99.3	100.0	16,295	8,721	9.5	5.7
Los Angeles	4	448	448	90.0	90.0	2,652	2,652	1.5	1.7
Memphis	6	2,176	2,176	100.0	100.0	5,572	5,572	3.3	3.7
New Jersey	7	1,348	1,348	100.0	100.0	6,542	6,542	3.8	4.3
Pennsylvania	24	4,096	4,096	94.9	94.9	16,323	16,323	9.5	10.7
Phoenix	3	2,851	2,851	100.0	100.0	15,515	15,515	9.1	10.2
Portland	21	1,423	747	80.5	80.5	5,650	3,303	3.3	2.2
Salt Lake City	4	1,140	1,140	97.9	97.9	5,095	5,095	3.0	3.4
San Francisco Bay Area	4	721	721	100.0	100.0	3,668	3,668	2.1	2.4
Seattle / Tacoma	4	531	531	100.0	100.0	2,930	2,930	1.7	1.9
South Florida	10	995	995	100.0	100.0	6,780	6,780	4.0	4.5
Tampa	1	147	147	100.0	100.0	889	889	0.5	0.6
Subtotal Operating	208	39,993	35,204	94.6 %	95.9 %	$167,708	$ 149,341	97.9 %	98.2 %
Development Properties:									
Baltimore / D.C.	1	456	456	52.6	60.5	1,537	1,537	0.9	1.0
Chicago	1	264	264	68.3	68.3	744	744	0.4	0.5
Inland Empire	3	804	-	-	-	-	-	-	-
Los Angeles	2	504	306	-	-	-	-	-	-
New Jersey	1	252	252	49.9	49.9	428	428	0.2	0.3
Phoenix	1	303	-	100.0	100.0	944	-	0.6	-
San Francisco Bay Area	1	87	-	-	-	-	-	-	-
Seattle / Tacoma (5)	1	416	416	48.9	48.9	-	-	-	-
Subtotal Development	11	3,086	1,694	34.1 %	35.3 %	$ 3,653	$ 2,709	2.1 %	1.8 %
Total Portfolio	219	43,079	36,898	90.3 %	91.6 %	$171,361	$ 152,050	100.0 %	100.0 %

(1) Includes both our consolidated and unconsolidated properties and assumes 100% ownership of our unconsolidated properties.

(2) Includes only our consolidated properties.

(3) The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced.

(4) Annualized base rent is calculated as monthly base rent (cash basis) per the terms of the lease as of December 31, 2012, multiplied by 12, and accounts for any tenant concessions.

(5) This building is partially occupied by a tenant that has rent abated through January 1, 2013.

Lease Terms. Our industrial properties are typically subject to leases on a "triple net basis," in which customers pay their proportionate share of real estate taxes, insurance, common area maintenance, and certain other operating costs. In addition, most of our leases include fixed rental increases or Consumer Price Index-based rental increases. Lease terms typically range from one to ten years, and often include renewal options.

Lease Expirations. As of December 31, 2012, the weighted-average remaining lease term (based on square feet) of our total occupied portfolio was approximately 5.3 years, excluding renewal options. The following table summarizes the lease expirations of our occupied portfolio for leases in place as of December 31, 2012, without giving effect to the exercise of renewal options or termination rights, if any:

Year	Number of Leases (1)	Occupied Square Feet Total (1)	Occupied Square Feet Consolidated (2)	Percent of Occupied Square Feet Total (1)	Percent of Occupied Square Feet Consolidated (2)	Annualized Base Rent (3) Total (1)	Annualized Base Rent (3) Consolidated (2)	Percent of Annualized Base Rent Total (1)	Percent of Annualized Base Rent Consolidated (2)
		(in thousands)				(in thousands)			
2013	87	3,996	2,990	10.3%	8.8%	$ 19,326	$ 14,826	11.2%	9.8%
2014	68	3,953	2,468	10.2	7.2	16,875	10,462	9.8	6.9
2015	86	4,369	4,248	11.2	12.5	18,862	18,574	11.0	12.2
2016	52	4,368	4,068	11.2	11.9	19,756	18,471	11.5	12.1
2017	49	3,513	3,412	9.0	10.0	15,709	15,255	9.2	10.0
2018	26	4,367	4,317	11.2	12.7	19,981	19,841	11.7	13.0
2019	23	3,080	2,579	7.9	7.6	16,547	14,527	9.6	9.6
2020	17	1,450	1,182	3.7	3.5	6,953	6,116	4.1	4.0
2021	14	4,250	3,331	10.9	9.8	17,793	14,846	10.4	9.8
2022	15	3,661	3,661	9.5	10.7	13,808	13,808	8.1	9.1
2023 and thereafter	12	1,890	1,814	4.9	5.3	5,751	5,324	3.4	3.5
Total	449	38,897	34,070	100.0%	100.0%	$171,361	$ 152,050	100.0%	100.0%

(1) Includes both our consolidated and unconsolidated properties and assumes 100% ownership of our unconsolidated properties.

(2) Includes only our consolidated properties.

(3) Annualized base rent is calculated as monthly base rent (cash basis) per the terms of the lease as of December 31, 2012, multiplied by 12, and accounts for any tenant concessions.

Customer Diversification. As of December 31, 2012, there were no customers that individually represented more than 10% of total annualized base rent. The following table reflects our 10 largest customers, based on annualized base rent, which occupied a combined 11.5 million square feet as of December 31, 2012:

Customer	Percent of Total Annualized Base Rent (1)	Percent of Total Occupied Square Feet (1)
Amazon.com, LLC	7.9 %	6.4 %
Home Depot USA INC.	6.1	6.0
Hanesbrands, Inc.	3.4	3.4
Belkin International	3.1	2.1
Solo Cup Company	1.8	3.9
Harbor Freight Tools	1.4	2.0
Phillips-Van Heusen Corporation	1.4	2.2
Bunzl Distribution USA, Inc.	1.3	1.4
FedEx Corporation	1.3	1.0
Minka Group	1.2	1.4
Total	28.9 %	29.8 %

(1) Includes both our consolidated and unconsolidated properties and assumes 100% ownership of our unconsolidated properties.

The majority of our customers do not have a corporate credit rating. We evaluate creditworthiness and financial strength of prospective tenants based on financial, operating and business plan information that is provided to us by such prospective tenants, as well as other market, industry, and economic information that is generally publicly available.

Industry Diversification. The table below illustrates the diversification of our portfolio by industry classifications of our customers as of December 31, 2012:

		Annualized Base Rent (3)		Percent of Annualized Base Rent		Occupied Square Feet		Percent of Occupied Square Feet	
Industry	**Number of Leases (1)**	**Total (1)**	**Consolidated (2)**	**Total (1)**	**Consolidated (2)**	**Total (1)**	**Consolidated (2)**	**Total (1)**	**Consolidated (2)**
		(in thousands)				(in thousands)			
Transportation / Logistics	62	$ 20,466	$ 17,421	11.9%	11.5%	4,863	4,244	12.5%	12.5%
Home Improvement	28	19,089	15,683	11.1	10.3	4,942	3,890	12.7	11.4
Food & Beverage	37	14,777	12,951	8.6	8.5	3,204	2,800	8.2	8.2
Online Retail	2	13,596	13,596	7.9	8.9	2,474	2,474	6.4	7.3
Computer / Electronics	18	12,487	11,455	7.3	7.5	1,993	1,783	5.1	5.2
Apparel / Clothing	11	11,142	9,901	6.5	6.5	2,922	2,561	7.5	7.5
Auto	26	8,999	7,449	5.3	4.9	2,201	1,869	5.7	5.5
Construction / Engineering	34	6,314	5,597	3.7	3.7	1,396	1,142	3.6	3.3
Home Furnishings	15	5,649	1,761	3.3	1.2	1,372	521	3.5	1.5
Manufacturing	25	5,487	5,487	3.2	3.6	1,217	1,218	3.1	3.6
Other	191	53,355	50,749	31.2	33.4	12,313	11,568	31.7	34.0
Total	449	$171,361	$ 152,050	100.0%	100.0%	38,897	34,070	100.0%	100.0%

(1) Includes both our consolidated and unconsolidated properties and assumes 100% ownership of our unconsolidated properties.

(2) Includes only our consolidated properties.

(3) Annualized base rent is calculated as monthly base rent (cash basis) per the terms of the lease as of December 31, 2012, multiplied by 12, and accounts for any tenant concessions.

Debt Obligations. As of December 31, 2012, the majority of our consolidated buildings, with a gross book value of approximately $1.6 billion, were encumbered by mortgage indebtedness totaling approximately $920.2 million, having a weighted-average interest rate (including the effects of an interest rate swap) of 4.25%. See "Note 6 of Notes to Consolidated Financial Statements" and Item 15, "Schedule III – Real Estate and Accumulated Depreciation" for additional information.

ITEM 3. LEGAL PROCEEDINGS

As of the date hereof, there are no material pending legal proceedings to which we are a party or of which any of our properties are the subject.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

There is no public trading market for our shares of common stock. On a limited basis, our stockholders may be able to have their shares redeemed through our share redemption program. In the future we may also consider various forms of additional liquidity, each of which we refer to as a "Liquidity Event," including, but not limited, to a listing of our common stock on a national securities exchange (or the receipt by our stockholders of securities that are listed on a national securities exchange in exchange for our common stock); the sale, merger, or other transaction of our company in which our stockholders either receive, or have the option to receive, cash, securities redeemable for cash, and/or securities of a publicly traded company; and the sale of all or substantially all of our assets where our stockholders either receive, or have the option to receive, cash or other consideration. We presently intend to consider alternatives for effecting a Liquidity Event for our stockholders beginning generally after seven to ten years following the investment of substantially all of the net proceeds from all offerings made by us. Although this is our present intention, there can be no assurance that a suitable transaction will be available or that market conditions for a transaction will be favorable during that timeframe. Alternatively, we may seek to complete a Liquidity Event earlier than seven years following the investment of substantially all of the net proceeds from all offerings made by us. For purposes of the time frame for seeking a Liquidity Event, investment of "substantially all" of the net proceeds means the equity investment of 90% or more of the net proceeds from all offerings made by us.

From December 18, 2009 to April 16, 2012, we offered up to $2.0 billion in shares of our common stock pursuant to an effective registration statement, including $1.5 billion in shares of common stock offered at a price of $10.00 per share and $500.0 million in shares offered under our distribution reinvestment plan at a price of $9.50 per share. Effective April 17, 2012, we are offering up to $2.4 billion in shares of our common stock pursuant to an effective registration statement, including $1.8 billion in shares of common stock offered at a price of $10.40 per share and $600.0 million in shares offered under our distribution reinvestment plan at a price of $9.88 per share. In each case, the offering price was arbitrarily determined by our board of directors. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan.

In order to assist FINRA members and their associated persons that have participated in the offer and sale of shares of our common stock pursuant to our public offerings or that may participate in any future offering of our shares in their efforts to comply with FINRA Rule 5110, we disclose in each annual report distributed to stockholders a per share estimated value of our common shares, the method by which it was developed, and the date of the data used to develop the estimated value. For these purposes, the estimated value of our shares was deemed to be $10.40 per share as of December 31, 2012. The basis for this valuation is the fact that, as of December 31, 2012, we were conducting the Follow-On Offering of our shares at the price of $10.40 per share to third-party investors through arms-length transactions. However, since there is no established public trading market for the shares at this time, there can be no assurance that our stockholders could receive $10.40 per share if such a market did exist and they sold their shares of our common stock, or that they will be able to receive such amount for their shares of our common stock in the future. Moreover, the fixed offering price for shares of our common stock offered in the Offering has not been based on appraisals for any assets we currently own or may own. Therefore, the fixed offering price does not necessarily represent the amount stockholders would receive if our assets were sold and the proceeds distributed to our stockholders in a liquidation, which amount may be less than $10.40 per share.

For so long as we are offering shares of our common stock in this primary share offering or a subsequent offering of primary shares, we intend to use the most recent primary offering price as the estimated per share value. We will continue to use the most recent primary share offering price as the estimated per share value until 18 months following the date on which the most recently completed primary offering has expired or been terminated. Following such 18-month period, and if we have not commenced a subsequent offering of primary shares, the estimated per share value will be based upon a valuation. Such valuation may be performed by our management or a person independent of us and of the Advisor or a combination of both. Such valuation may be based upon a number of assumptions that may prove to be inaccurate or incomplete. Although this is our present intention with respect to the disclosure of an estimated per share value, we may be required, due to rules that may be adopted by FINRA, contractual obligations in selling agreements between broker-dealers participating in our public offerings and the Dealer Manager, or rules that may be adopted by the SEC or the states, to disclose an estimated per share value based on a valuation earlier than presently anticipated.

Holders

As of February 27, 2013, we had 144.0 million shares of our common stock outstanding, held by a total of 39,168 stockholders, including shares held by our affiliates.

Share Redemption Program

Subject to certain restrictions and limitations, a stockholder may redeem shares of the Company's common stock for cash at a price that may reflect a discount from the purchase price paid for the shares of common stock being redeemed. Shares of common stock must be held for a minimum of one year, subject to certain exceptions. The Company is not obligated to redeem shares of its common stock under the share redemption program. The Company presently intends to limit the number of shares to be redeemed during any consecutive 12-month period to no more than five percent of the number of shares of common stock outstanding at the beginning of such 12-month period. The Company also intends to limit redemptions in accordance with a quarterly cap.

The Company's board of directors approved and adopted amendments, in connection with the board's determination of a new primary offering price of $10.40 per share for the Follow-On Offering, that impact the price at which shares will be redeemed pursuant to the Company's share redemption program. The amendments are reflected in the Third Amended and Restated Share Redemption Program (the "Amended SRP"), which became effective on June 1, 2012.

The Amended SRP amended the Company's share redemption program to adjust the calculation of the redemption price per share, effective as of June 1, 2012. Therefore, shares redeemed pursuant to eligible redemption requests received during the second quarter of 2012 were redeemed pursuant to the terms of the Amended SRP and any shares redeemed thereafter have been and will be redeemed pursuant to the terms of the Amended SRP. The redemption price per share under the Amended SRP will be calculated as follows:

After a stockholder has held shares of our common stock for a minimum of one year, our share redemption program may provide a limited opportunity for a stockholder to have its shares of common stock redeemed, subject to certain restrictions and limitations, at a price that may reflect a discount from the purchase price of the shares of our common stock being redeemed (the "Original Purchase Price"), and the amount of the discount (the "Holding Period Discount") will vary based upon the length of time that a stockholder has held its shares of our common stock subject to redemption, as described in the table below (the "Holding Period Discount Table"), which has been posted on our website at www.industrialincome.com. Except as noted below, the redemption price (the "Redemption Price") will be calculated by multiplying the Original Purchase Price by the applicable Holding Period Discount. Shares purchased through our distribution reinvestment plan, regardless of the offering in which they were purchased, will not be subject to the Holding Period Discount. With respect to shares of our common stock purchased pursuant to our initial public offering, including shares purchased through our distribution reinvestment plan pursuant to our initial public offering, the Redemption Price will be determined as described above, however the Original Purchase Price paid for such shares first will be increased by 4.0%, which is the amount by which the offering price increased between our initial public offering and our second public offering (the "Initial Offering Adjustment") subject to the adjustments applicable to shares of common stock in connection with a redemption request with respect to the death of a stockholder, as described below.

Share Purchase Anniversary	Redemption Price as a Percentage of Original Purchase Price (as increased, if applicable, by the Initial Offering Adjustment)
Less than one year	No redemption allowed
One year	92.5%
Two years	95.0%
Three years	97.5%
Four years and longer	100.0%

In the event that a stockholder seeks to redeem all of its shares of our common stock, shares of our common stock purchased pursuant to our distribution reinvestment plan may be excluded from the foregoing one-year holding period requirement, in the discretion of our board of directors. If a stockholder has made more than one purchase of our common stock (other than through our distribution reinvestment plan), the one-year holding period will be calculated separately with respect to each such purchase. In addition, for purposes of the one-year holding period, holders of OP Units who exchange their OP Units for shares of our common stock shall be deemed to have owned their shares as of the date they were issued their OP Units. Neither the one-year holding period nor the Redemption Caps (as defined in the Amended SRP) will apply in the event of the death of a stockholder; provided, however, that any such redemption request with respect to the death of a stockholder must be submitted to us within 18 months after the date of death, as further described in the Amended SRP. Shares of common stock subject to a redemption request with respect to the death of a stockholder will be redeemed at a price equal to (i) with respect to shares purchased in the Follow-On Offering, 100% of the Original Purchase Price paid by the deceased stockholder for the shares without application of the Holding Period Discount, and (ii) with respect to shares purchased in the Initial Offering, the greater of (x) 100% of the Original Purchase Price paid by the deceased stockholder for the shares, without application of the Initial Offering Adjustment or the Holding Period Discount and (y) the Redemption Price determined as described in the paragraph preceding the Holding Period Discount Table, including application of the Initial Offering Adjustment and the Holding Period Discount. Our board of directors reserves the right in its sole discretion at any time and from time to time to (a) waive the one-year holding period and either of the Redemption Caps (defined in the Amended SRP) in the event of the disability (as such term is defined in Section 72(m)(7) of the Internal Revenue Code) of a stockholder, (b) reject any request for redemption for any reason, or (c) reduce the number of shares of our common stock allowed to be redeemed under the share redemption program. A stockholder's request for redemption in reliance on any of the waivers that may be granted in the event of the disability of the stockholder must be submitted within 18 months of the initial determination of the stockholder's disability, as further described in the Amended SRP. If our board of directors waives the one-year holding period in the event of the disability of a stockholder, such stockholder will have its shares redeemed as described in the paragraph preceding the Holding Period Discount Table as though the stockholder has held its shares for one year, including application of the Initial Offering Adjustment (if applicable) and the Holding Period Discount. In all other cases in the event of the disability of a stockholder, such stockholder will have its shares redeemed as described in the paragraph preceding the Holding Period Discount Table. Furthermore, any shares redeemed in excess of the Quarterly Redemption Cap (as defined in the Amended SRP) as a result of the death or disability of a stockholder will be included in calculating the following quarter's redemption limitations. At any time we are engaged in an offering of shares of our common stock, the per share price for shares of our common stock redeemed under our redemption program will never be greater than the then-current offering price of our shares of our common stock sold in the primary offering. The above description of the Amended SRP is a summary of certain of the terms of the Amended SRP.

We are not obligated to redeem shares of our common stock under the share redemption program. We presently intend to limit the number of shares to be redeemed during any calendar quarter to the "Quarterly Redemption Cap" which will equal the lesser of: (i) one-quarter of five percent of the number of shares of common stock outstanding, as of the date that is 12 months prior to the end of the current quarter and (ii) the aggregate number of shares sold pursuant to our distribution reinvestment plan in the immediately preceding quarter, which amount may be less than the Aggregate Redemption Cap described below. Our board of directors retains the right, but is not obligated to, redeem additional shares if, in its sole discretion, it determines that it is in our best interest to do so, provided that we will not redeem during any consecutive 12-month period more than five percent of the number of shares of common stock outstanding at the beginning of such 12-month period (the "Aggregate Redemption Cap," and together with the Quarterly Redemption Cap, the "Redemption Caps") unless permitted to do so by applicable regulatory authorities. Although we presently intend to redeem shares pursuant to the above-referenced methodology, to the extent that the aggregate proceeds received from the sale of shares pursuant to our distribution reinvestment plan in any quarter are not sufficient to fund redemption requests, our board of directors may, in its sole discretion, choose to use other sources of funds to redeem shares of our common stock, up to the Aggregate Redemption Cap. Such sources of funds could include cash on hand, cash available from borrowings, cash from the sale of our shares pursuant to our distribution reinvestment plan in other quarters, and cash from liquidations of securities investments, to the extent that such funds are not otherwise dedicated to a particular use, such as working capital, cash distributions to stockholders, debt repayment, purchases of real property, debt related or other investments, or redemption of OP Units. Our board of directors has no obligation to use other sources to redeem shares of our common stock in any circumstances. Our board of directors may, but is not obligated to, increase the Aggregate Redemption Cap but may only do so in reliance on an applicable no-action letter issued by the SEC staff that would allow such an increase. There can be no assurance that our board of directors will increase either of the Redemption Caps at any time, nor can there be assurance that our board of directors will be able to obtain, if necessary, a no-action letter from the SEC staff. In any event, the number of shares of our common stock that we may redeem will be limited by the funds available from purchases pursuant to our distribution reinvestment plan, cash on hand, cash available from borrowings and cash from liquidations of securities or debt related investments as of the end of the applicable quarter.

Our board of directors may, in its sole discretion, amend, suspend, or terminate the share redemption program at any time if it determines that the funds available to fund the share redemption program are needed for other business or operational purposes or that amendment, suspension, or termination of the share redemption program is in the best interest of our stockholders. Any amendment, suspension, or termination of the share redemption program will not affect the rights of holders of OP Units to cause us to redeem their OP Units for, at our sole discretion, shares of our common stock, cash, or a combination of both pursuant to the Operating Partnership Agreement. In addition, our board of directors, in its sole discretion, may determine at any time to modify the share redemption program to redeem shares at a price that is higher or lower than the price paid for the shares by the redeeming stockholder. Any such price modification may be arbitrarily determined by our board of directors, or may be determined on a different basis, including but not limited to a price equal to an estimated value per share or the then current net asset value per share (provided that any current offering will then also be conducted at such price), as calculated in accordance with policies and procedures developed by our board of directors. If our board of directors decides to materially amend, suspend, or terminate the share redemption program, we will provide stockholders with no less than 30 days' prior written notice. During a public offering, we will also include this information in a prospectus supplement or post-effective amendment to the registration statement, as then required under the federal securities laws. Therefore, stockholders may not have the opportunity to make a redemption request prior to any potential suspension, amendment, or termination of our share redemption program.

For the years ended December 31, 2012 and 2011, we received eligible redemption requests related to approximately 0.6 million and 0.2 million shares of our common stock, respectively, all of which we redeemed, for an aggregate amount of approximately $6.0 million, or an average price of $9.78 per share, and $1.7 million, or an average price of $9.57 per share, respectively.

The table below summarizes the redemption activity for the three months ended December 31, 2012:

For the Month Ended	Total Number of Shares Redeemed	Average Price Paid per Share	Total Number of Shares Redeemed as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Redeemed Under the Plans or Programs (1)
October 31, 2012	-	$ -	-	-
November 30, 2012	-	-	-	-
December 31, 2012	275,579	9.85	275,579	-
Total	275,579	$ 9.85	275,579	-

(1) We limit the number of shares that may be redeemed under the program as described above.

Distributions

Our board of directors has authorized cash distributions at a quarterly rate of $0.15625 per share of common stock for each quarter of 2010, 2011, and 2012 and for the first quarter of 2013. We calculate individual payments of distributions to each stockholder based upon daily record dates during each quarter so that investors are eligible to earn distributions immediately upon purchasing shares of our common stock. The distributions are calculated based on common stockholders of record as of the close of business each day in the period.

Each year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to the sum of 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain or loss, 90% of our after-tax net income, if any, from foreclosure property, minus the sum of certain items of non-cash income. We will pay federal income tax on taxable income, including net capital gain, which we do not distribute to stockholders. Furthermore, if we fail to distribute with respect to each year, at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for such year, and any undistributed taxable income from prior periods, we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. Distributions will be authorized at the discretion of our board of directors, in accordance with our earnings, cash flow and general financial condition. Our board's discretion will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year, and because our board may take various factors into consideration in setting distributions, distributions may not reflect our income earned in that particular distribution period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. Our organizational documents permit us to pay distributions from any source, including offering proceeds, although offering proceeds will no longer be used. We are authorized to borrow money, issue new securities or sell assets in order to make distributions. There are no restrictions on the ability of the Operating Partnership to transfer funds to us.

There can be no assurances that the current distribution rate will be maintained. In the near-term, we expect to continue to be dependent on cash flows from financing activities, as determined on a GAAP basis, to pay distributions, which if insufficient could negatively impact our ability to pay distributions.

The following table outlines sources used to pay total distributions (including cash distributions and distributions reinvested pursuant to our distribution reinvestment plan) for the periods indicated below. Refer to "Capital Resources and Liquidity" in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further detail on distributions.

	Source of Distributions						
($ in thousands)	Provided by Operating Activities (1)		Proceeds from Debt Financings (2)		Proceeds from Issuance of DRIP Shares (3)		Total Distributions
2012							
December 31, 2012	$10,554	54 %	$ -	- %	$ 9,014	46 %	$ 19,568
September 30, 2012	9,124	52	284	2	8,089	46	17,497
June 30, 2012	5,147	33	3,288	21	7,287	46	15,722
March 31, 2012	1,854	17	4,283	39	4,902	44	11,039
Total	$26,679	42 %	$7,855	12 %	$29,292	46 %	$ 63,826
2011							
December 31, 2011	$ 4,775	57 %	$ -	- %	$ 3,653	43 %	$ 8,428
September 30, 2011	-	-	3,776	57	2,893	43	6,669
June 30, 2011	-	-	2,796	56	2,173	44	4,969
March 31, 2011	-	-	1,819	56	1,436	44	3,255
Total	$ 4,775	20 %	$8,391	36 %	$10,155	44 %	$ 23,321

(1) As determined on a GAAP basis. Cash flows from operating activities for the three months ended December 31, 2012, September 30, 2012, June 30, 2012, March 31, 2012, and December 31, 2011 were $11.2 million, $9.1 million, $5.1 million, $1.9 million, and $6.7 million, respectively.

(2) Our debt financings, or borrowings, are a component of cash provided by financing activities as determined on a GAAP basis.

(3) Stockholders may elect to have cash distributions reinvested in shares of our common stock through our distribution reinvestment plan. Participation in our distribution reinvestment plan has averaged approximately 45% of total distributions since inception (May 19, 2009).

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, "Consolidated Financial Statements and Notes to the Consolidated Financial Statements."

	For the Year Ended December 31,			For the Period from Inception (May 19, 2009) to
(square feet and $ in thousands, except per share data)	2012	2011	2010	December 31, 2009
Operating data:				
Total revenues	$ 127,893	$ 51,650	$ 4,105	$ -
Total operating expenses	$ 130,671	$ 60,295	$ 11,342	$ 854
Total other expenses	$ 32,802	$ 16,708	$ 988	$ -
Net loss	$ (35,580)	$ (25,353)	$ (8,225)	$ (854)
Net loss attributable to common stockholders	$ (35,580)	$ (25,353)	$ (8,225)	$ (78)
Net loss per common share—basic and diluted	$ (0.35)	$ (0.68)	$ (1.74)	$ -
Distributions declared per common share	$ 0.625	$ 0.625	$ 0.625	$ -
Cash flow data:				
Net cash provided by (used in) operating activities	$ 27,372	$ 2,234	$ (6,643)	$ (17)
Net cash used in investing activities	$(1,250,139)	$ (743,374)	$(228,691)	$ -
Net cash provided by financing activities	$ 1,234,383	$ 726,440	$ 262,782	$ 203
Company-defined FFO (1):				
Reconciliation of net loss to Company-defined FFO:				
Net loss	$ (35,580)	$ (25,353)	$ (8,225)	$ (854)
Total NAREIT-defined adjustments	$ 67,452	$ 23,986	$ 1,577	$ -
Total Company-defined adjustments	$ 23,434	$ 19,549	$ 6,441	$ -
Company-defined FFO	$ 55,306	$ 18,182	$ (207)	$ (854)

	As of December 31,			
	2012	2011	2010	2009
Balance sheet data:				
Net investment in real estate properties	$ 2,122,941	$ 907,412	$ 225,554	$ -
Investment in unconsolidated joint venture	$ 96,490	$ 64,788	$ -	$ -
Cash and cash equivalents	$ 24,550	$ 12,934	$ 27,634	$ 186
Total assets	$ 2,294,948	$1,013,225	$ 261,171	$ 2,185
Debt	$ 1,195,218	$ 509,846	$ 125,713	$ -
Total liabilities	$ 1,268,867	$ 540,432	$ 138,271	$ 2,835
Total stockholders' equity	$ 1,026,080	$ 472,792	$ 122,899	$ (652)
Total gross equity raised (during the period)	$ 730,991	$ 446,049	$ 155,712	$ -
Portfolio data:				
Number of consolidated buildings	190	94	25	-
Number of unconsolidated buildings	29	18	-	-
Total number of buildings	219	112	25	-
Rentable square feet of consolidated buildings	36,898	15,787	3,402	-
Rentable square feet of unconsolidated buildings	6,181	4,295	-	-
Total rentable square feet	43,079	20,082	3,402	-
Total number of customers	414	254	43	-
Percent of total portfolio occupied	90%	92%	98%	- %
Percent of total portfolio leased	92%	92%	98%	- %

(1) Refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for the definition of Company-defined Funds from Operations ("FFO"), as well as a detailed reconciliation of our net loss to Company-defined FFO.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our consolidated financial statements and notes thereto included in this Annual Report on Form 10-K. The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, actual results may differ materially from those expressed or implied by the forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements" above for a description of these risks and uncertainties.

OVERVIEW

General

Industrial Income Trust Inc. is a REIT that was organized to make investments in income-producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers. We utilize an UPREIT organizational structure to hold all or substantially all of our assets through the Operating Partnership.

On December 18, 2009, we commenced the Initial Offering of up to $2.0 billion in shares of our common stock, including $1.5 billion in shares of common stock offered at a price of $10.00 per share and $500.0 million in shares offered under our distribution reinvestment plan at a price of $9.50 per share. On April 17, 2012, immediately following the end of the Initial Offering, which closed on April 16, 2012, we commenced the Follow-On Offering of up to $2.4 billion in shares of our common stock, including $1.8 billion in shares of common stock offered at a price of $10.40 per share and $600.0 million in shares offered under our distribution reinvestment plan at a price of $9.88 per share. As of December 31, 2012, we had raised gross proceeds of approximately $1.3 billion from the sale of 133.2 million shares of our common stock in our public offerings, including approximately $31.9 million from the sale of 3.3 million shares of our common stock through our distribution reinvestment plan.

As of December 31, 2012, we owned, either directly or through an unconsolidated joint venture, a portfolio that included 219 industrial buildings totaling approximately 43.1 million square feet with 414 customers in 19 major industrial markets throughout the U.S. with a weighted-average remaining lease term (based on square feet) of 5.3 years. This data includes our unconsolidated properties, consisting of 29 industrial buildings totaling approximately 6.2 million square feet. Of the 219 industrial buildings we owned and managed as of December 31, 2012:

- 208 industrial buildings totaling approximately 40.0 million square feet comprised our operating portfolio, which includes stabilized properties and was 95% occupied (96% leased).
- 11 industrial buildings totaling approximately 3.1 million square feet comprised our development portfolio, which includes buildings acquired with the intention to reposition or redevelop, or buildings recently completed which have not yet reached stabilization. We generally consider a building to be stabilized on the earlier to occur of the first anniversary of a building's completion or a building achieving 90% occupancy.

We have used, and we intend to continue to use, the net proceeds from our public offerings to make investments in real estate assets, principally focusing on building a national industrial warehouse operating business. In addition, we may use the net proceeds from our public offerings to make other real estate-related investments and debt investments. The number and type of properties we may acquire and debt and other investments we may make will depend upon real estate market conditions, the amount of proceeds we raise in our public offerings, and other circumstances existing at the time we make our investments.

Our primary investment objectives include the following:

- Preserving and protecting our stockholders' capital contributions;
- Providing current income to our stockholders in the form of regular cash distributions; and
- Realizing capital appreciation upon the potential sale of our assets or other liquidity event.

We will continue to acquire assets free and clear of mortgage or other indebtedness by paying the entire purchase price in cash or equity securities, or a combination thereof, and we will continue to encumber all or certain assets with debt. The proceeds from our borrowings have been used to fund investments, make capital expenditures, pay distributions, and for general corporate purposes. As of December 31, 2012 and December 31, 2011, our consolidated debt leverage ratio (calculated as the book value of our debt to total assets) was 52.1% and 50.3%, respectively.

Industrial Real Estate Outlook

Industrial property fundamentals continue to reflect global economic conditions. The economic environment has improved over the past three years, including: (i) positive gross domestic product ("GDP") growth; (ii) increased domestic consumer spending (including significant growth in online retailing, or e-tailing); (iii) positive trade growth as reflected in port volumes, truck tonnage, and rail carload data; (iv) positive net absorption in certain markets; and (v) improved access to capital for certain companies. While the strength and sustainability of the recovery remains uncertain, especially with high unemployment levels, we expect demand in the U.S. for industrial warehouse properties to continue to improve with GDP and trade growth. The industrial warehouse sector has generally experienced a challenging leasing environment over the past several years, with increased leasing costs and lower average rental rates due to competitive market availability levels. We believe market rents will trend upward as market occupancies improve. While we actively seek to lease our vacant space, if economic uncertainty persists, we may experience significant vacancies or be required to reduce rental rates on occupied space.

The domestic and international financial markets experienced significant disruptions in 2008 and 2009 that severely impacted the availability and cost of credit. Recently, the volume of mortgage lending for commercial real estate unsecured credit for REITs has increased and lending terms have improved; however, such lending activity is significantly less than previous peak levels. Although lending market conditions have improved, we have experienced, and may continue to experience, more stringent lending criteria, which may affect our ability to finance certain property acquisitions. Additionally, for properties for which we are able to obtain financing, the interest rates and other terms on such loans may limit our operating and investing flexibility. We have managed, and expect to continue to manage, our financing strategy under the current mortgage lending and REIT financing environment by considering various lending sources, including securitizable debt, fixed interest rate loans, lines of credit or term loans, and assuming existing mortgage loans in connection with property acquisitions, or any combination of the foregoing. If we are unable to obtain suitable financing for future acquisitions or if we are unable to identify suitable properties at attractive prices in the current credit environment, we may have a larger amount of uninvested cash, which could adversely affect our results of operations.

RESULTS OF OPERATIONS

Summary of 2012 Activities

During the year ended December 31, 2012, we completed the following activities:

- We raised approximately $731.0 million of gross equity capital from our public offerings.
- We acquired, either directly or through an unconsolidated joint venture, 107 buildings comprising approximately 23.0 million square feet for an aggregate total purchase price of approximately $1.4 billion. We funded these acquisitions with proceeds from our public offerings and other financings.
- In August 2012, we entered into a $300.0 million unsecured revolving credit facility agreement, which was amended and increased to $400.0 million in December 2012, with the ability to expand the commitment up to a maximum aggregate amount of $600.0 million, subject to certain conditions. The maturity date is August 15, 2015, and may be extended pursuant to two one-year extension options. The primary interest rate is based on LIBOR, plus a margin ranging from 1.75% to 2.50%.
- In December 2012, we entered into a $200.0 million unsecured term loan, with the ability to increase the size of the unsecured term loan up to a total of $400.0 million, subject to certain conditions. The

maturity date is January 31, 2018. The primary interest rate is based on LIBOR, plus a margin ranging from 1.70% to 2.45%.

- As of December 31, 2012, our total operating portfolio was 95% occupied and 96% leased, respectively, as compared to 92% occupied and 92% leased, respectively, as of December 31, 2011.
- We leased approximately 4.9 million square feet, which included 2.3 million square feet of new leases and 2.6 million square feet of renewals.

We are currently in the acquisition phase of our life cycle and the results of our operations are primarily impacted by the timing of our acquisitions and the equity raised through our public offerings. Accordingly, our operating results for the years ended December 31, 2012, 2011, and 2010 are not directly comparable, nor are our results of operations for the years ended December 31, 2012, 2011, and 2010 indicative of those expected in future periods. We expect that our revenues and operating expenses will continue to increase in future periods as a result of continued growth in our current portfolio and as a result of the additive effect of anticipated future acquisitions of industrial properties.

Results for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

The following table summarizes the changes in our results of operations for the year ended December 31, 2012 as compared to the year ended December 31, 2011. We evaluate the performance of operating properties we own and manage using a same store analysis because the population of properties in this analysis is consistent from period to period, thereby eliminating the effects of changes in the composition of the portfolio on performance measures. We have defined the same store portfolio to include operating properties owned for the entirety of both the current year and prior year reporting periods for which the operations had been stabilized. Other properties include buildings not meeting the same store criteria. The same store operating portfolio for the period presented below included 25 buildings.

	For the Year Ended December 31,		
(square feet and $ in thousands, except per share data)	**2012**	**2011**	**Change**
Rental revenues:			
Same store operating properties	$ 21,875	$ 22,779	$ (904)
Other properties	106,018	28,871	77,147
Total revenues	127,893	51,650	76,243
Rental expenses:			
Same store operating properties	5,312	5,112	200
Other properties	25,362	6,019	19,343
Total rental expenses	30,674	11,131	19,543
Net operating income:			
Same store operating properties	16,563	17,667	(1,104)
Other properties	80,656	22,852	57,804
Total net operating income	97,219	40,519	56,700
Other:			
Real estate-related depreciation and amortization	60,479	22,481	37,998
General and administrative expenses	5,699	3,840	1,859
Asset management fees, related party	11,918	4,868	7,050
Acquisition-related expenses, related party	12,715	10,378	2,337
Acquisition-related expenses	9,186	7,597	1,589
Equity in loss of unconsolidated joint venture	2,944	2,034	910
Interest expense and other	29,021	14,674	14,347
Loss on early extinguishment of debt	837	-	837
Total other	132,799	65,872	66,927
Net loss	(35,580)	(25,353)	(10,227)
Net loss attributable to noncontrolling interests	-	-	-
Net loss attributable to common stockholders	$ (35,580)	$(25,353)	$(10,227)
Weighted-average shares outstanding	102,215	37,423	64,792
Net loss per common share—basic and diluted	$ (0.35)	$ (0.68)	$ 0.33

	As of December 31,		
	2012	**2011**	**Change**
Portfolio data:			
Consolidated buildings	190	94	96
Unconsolidated buildings	29	18	11
Total buildings	219	112	107
Rentable square feet of consolidated buildings	36,898	15,787	21,111
Rentable square feet of unconsolidated buildings	6,181	4,295	1,886
Total rentable square feet	43,079	20,082	22,997

Rental Revenues. Rental revenues are comprised of base rent, straight-line rent, amortization of above—and below-market lease assets and liabilities, and customer reimbursement revenue. Rental revenues increased significantly for the year ended December 31, 2012 as compared to the same period in 2011, primarily due to an increase in non-same store rental revenues from an additional 165 consolidated industrial buildings owned during the period from January 1, 2011 to December 31, 2012 as compared to the prior year period. Same store rental revenues decreased 4.0% for the year ended December 31, 2012 as compared to the same period in 2011, primarily due to two customers vacating approximately 249,000 square feet; rental revenue from all other same store properties grew an aggregate 2.9% for the year ended December 31, 2012.

Rental Expenses. Rental expenses include certain expenses typically reimbursed by our customers, such as real estate taxes, property insurance, property management fees, repair and maintenance, and certain non-recoverable expenses, such as consulting services and roof repairs. Total rental expenses increased significantly for the year ended December 31, 2012 as compared to the same period in 2011, primarily due to an increase in non-same store rental expenses attributable to the significant increase in the number of buildings owned compared to the same period during 2011. Same store rental expenses remained relatively flat for the year ended December 31, 2012 as compared to the same period in 2011.

Other Expenses. Other expenses increased for the year ended December 31, 2012 as compared to the same period in 2011, primarily due to:

- an increase in real estate-related depreciation and amortization expense resulting primarily from the increased level of our investment in properties;
- an increase in interest expense primarily due to an increase in net borrowings of $685.4 million since December 31, 2011, which was partially offset by a lower average interest rate of 3.71% as of December 31, 2012, as compared to 4.37% as of December 31, 2011;
- an increase in asset management fees and general and administrative expenses due to the continued expansion of our operations with the growth of our real estate portfolio;
- an increase in acquisition-related expenses as a result of us acquiring approximately $549.4 million of additional properties during the year ended December 31, 2012 as compared to the same prior year period;
- an increase in equity in loss of the unconsolidated joint venture due primarily to an increase in real estate-related depreciation and amortization expense and interest expense resulting primarily from an increased level of investment in properties and an increase in net borrowings, which was partially offset by positive net operating income; and
- a $0.9 million loss from the early retirement of debt as a result of us terminating our $160.0 million secured line of credit prior to its December 2013 maturity date, in conjunction with replacing our secured line with a new $300.0 million unsecured line of credit in August 2012.

Results for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

The following table summarizes the changes in our results of operations for the year ended December 31, 2011 as compared to the year ended December 31, 2010. Same store information is not provided due to the fact that all 25 buildings acquired in 2010 were acquired during the last six months of 2010, and therefore, there is less than a full year of results for such properties for the year ended December 31, 2010.

	For the Year Ended December 31,		
(square feet and $ in thousands, except per share data)	2011	2010	Change
Rental revenues:			
Same store operating properties	$ —	$ —	$ —
Other properties	51,650	4,105	47,545
Total revenues	51,650	4,105	47,545
Rental expenses:			
Same store operating properties	—	—	—
Other properties	11,131	994	10,137
Total rental expenses	11,131	994	10,137
Net operating income:			
Same store operating properties	—	—	—
Other properties	40,519	3,111	37,408
Total net operating income	40,519	3,111	37,408
Other:			
Real estate-related depreciation and amortization	22,481	1,577	20,904
General and administrative expenses	3,840	1,902	1,938
Asset management fees, related party	4,868	428	4,440
Acquisition-related expenses, related party	10,378	4,527	5,851
Acquisition-related expenses	7,597	1,914	5,683
Equity in loss of unconsolidated joint venture	2,034	—	2,034
Interest expense and other	14,674	988	13,686
Loss on early extinguishment of debt	—	—	—
Total other	65,872	11,336	54,536
Net loss	(25,353)	(8,225)	(17,128)
Net loss attributable to noncontrolling interests	—	—	—
Net loss attributable to common stockholders	$(25,353)	$ (8,225)	$(17,128)
Weighted-average shares outstanding	37,423	4,738	32,685
Net loss per common share—basic and diluted	$ (0.68)	$ (1.74)	$ 1.06

	As of December 31,		
	2012	2011	Change
Portfolio data:			
Consolidated buildings	94	25	69
Unconsolidated buildings	18	—	18
Total buildings	112	25	87
Rentable square feet of consolidated buildings	15,787	3,402	12,385
Rentable square feet of unconsolidated buildings	4,295	—	4,295
Total rentable square feet	20,082	3,402	16,680

Rental Revenues. Rental revenues increased significantly for the year ended December 31, 2011 as compared to the same period in 2010, primarily due to the acquisition of 69 additional consolidated industrial buildings.

Rental Expenses. Rental expenses increased significantly for the year ended December 31, 2011 as compared to the same period in 2010, primarily due to the acquisition of 69 additional consolidated industrial buildings.

Other Expenses. Other expenses increased for the year ended December 31, 2011 as compared to the same period in 2010, primarily due to:

- an increase in real estate-related depreciation and amortization expense resulting primarily from the increased level of our investment in properties;
- an increase in interest expense primarily due to an increase in net borrowings of $384.1 million since December 31, 2010, which was partially offset by a lower weighted-average interest rate of 4.37% as of December 31, 2011, as compared to 5.06% as of December 31, 2010;
- an increase in acquisition-related expenses as a result of us acquiring approximately $475.1 million of additional properties;
- an increase in asset management fees and general and administrative expenses due to the continued expansion of our operations with the growth of our real estate portfolio; and
- an increase in equity in loss of the unconsolidated joint venture primarily due to the organization and start-up of our unconsolidated joint venture.

ADDITIONAL MEASURES OF PERFORMANCE

Net Operating Income ("NOI")

We define NOI as GAAP rental revenues less GAAP rental expenses. For the years ended December 31, 2012, 2011, and 2010, NOI was $97.2 million, $40.5 million, and $3.1 million, respectively. We consider NOI to be an appropriate supplemental performance measure and believe NOI provides useful information to our investors regarding our financial condition and results of operations because NOI reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the properties, such as depreciation and amortization, acquisition-related expenses, general and administrative expenses, equity in loss of unconsolidated joint venture, and interest expense. However, NOI should not be viewed as an alternative measure of our financial performance since it excludes such expenses, which could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies as they may use different methodologies for calculating NOI. Therefore, we believe net loss, as defined by GAAP, to be the most appropriate measure to evaluate our overall performance. Refer to "Management's Discussion and Analysis—Results of Operations" for a reconciliation of our net loss to NOI for the years ended December 31, 2012, 2011, and 2010.

Funds from Operations ("FFO"), Company-defined FFO, and Modified Funds from Operations ("MFFO")

We believe that FFO, Company-defined FFO, and MFFO in addition to net loss and cash flows from operating activities, as defined by GAAP, are useful supplemental performance measures that our management uses to evaluate our operating performance. However, these supplemental, non-GAAP measures should not be considered as an alternative to net loss or to cash flows from operating activities as an indication of our performance and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. No single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity, and results of operations. In addition, other REITs may define FFO and similar measures differently and choose to treat acquisition-related costs and potentially other accounting line items in a manner different from us due to specific differences in investment and operating strategy or for other reasons.

FFO. As defined by the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is a non-GAAP measure that excludes certain items such as real estate-related depreciation and amortization. We believe FFO is a meaningful supplemental measure of our operating performance that is useful to investors because depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. We use FFO as an indication of our operating performance and as a guide to making decisions about future investments.

Company-defined FFO. Similar to FFO, Company-defined FFO is a non-GAAP measure that excludes real estate-related depreciation and amortization, and also excludes non-recurring acquisition-related costs (including acquisition fees paid to the Advisor) and a non-recurring loss from the early extinguishment of debt, each of which are characterized as expenses in determining net loss under GAAP. The purchase of operating properties is a key strategic objective of our business plan focused on generating operating income and cash flow in order to make distributions to investors. However, as the corresponding acquisition-related costs are paid in cash, all paid and accrued acquisition-related costs negatively impact our operating performance and cash flows from operating activities during the period in which properties are acquired. In addition, if we acquire a property after all offering proceeds from our public offerings have been invested, there will not be any offering proceeds to pay the corresponding acquisition-related costs. Accordingly, unless the Advisor determines to waive the payment or reimbursement of these acquisition-related costs, then such costs will be paid from additional debt, operational earnings or cash flow, net proceeds from the sale of properties, or ancillary cash flows. As such, Company-defined FFO may not be a complete indicator of our operating performance, especially during periods in which properties are being acquired, and may not be a useful measure of the long-term operating performance of our properties if we do not continue to operate our business plan as disclosed.

MFFO. As defined by the Investment Program Association ("IPA"), MFFO is a non-GAAP supplemental financial performance measure used to evaluate our operating performance. Similar to FFO, MFFO excludes items such as real estate-related depreciation and amortization. Similar to Company-defined FFO, MFFO excludes acquisition-related costs and loss from the early extinguishment of debt. MFFO also excludes straight-line rent and amortization of above—and below-market leases. In addition, there are certain other MFFO adjustments as defined by the IPA that are not applicable to us.

We are currently in the acquisition phase of our life cycle. Management does not include historical acquisition-related expenses in its evaluation of future operating performance, as such costs are not expected to be incurred once our acquisition phase is complete. In addition, management does not include a non-recurring loss from the early extinguishment of debt in its evaluation of future operating performance as the transaction that resulted in the loss was driven by factors relating to the capital markets, rather than factors specific to the on-going operating performance of our properties. We use Company-defined FFO and MFFO to, among other things: (i) evaluate and compare the potential performance of the portfolio after the acquisition phase is complete, and (ii) evaluate potential performance to determine exit strategies. We believe Company-defined FFO and MFFO could facilitate a comparison to other REITs that are not engaged in acquisition activity and have similar operating characteristics as us. We believe investors are best served if the information that is made available to them allows them to align their analyses and evaluation with these same performance metrics used by management in planning and executing our business strategy. We believe that these performance metrics will assist investors in evaluating the potential performance of the portfolio after the completion of the acquisition phase. However, these supplemental, non-GAAP measures are not necessarily indicative of future performance and should not be considered as an alternative to net loss or to cash flows from operating activities and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs. Neither the SEC, NAREIT, nor any regulatory body has passed judgment on the acceptability of the adjustments used to calculate Company-defined FFO and MFFO. In the future, the SEC, NAREIT, or a regulatory body may decide to standardize the allowable adjustments across the non-traded REIT industry at which point we may adjust our calculation and characterization of Company-defined FFO and MFFO.

As set forth in the table below, Company-defined FFO per share increased approximately 11.3% for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

The following unaudited table presents a reconciliation of FFO, Company-defined FFO, and MFFO to net loss:

(in thousands, except per share data)	For the Year Ended December 31, 2012	2011	2010	For the Period from Inception (May 19, 2009) to December 31, 2012
Net loss	$ (35,580)	$(25,353)	$(8,225)	$ (70,012)
Net loss per common share	$ (0.35)	$ (0.68)	$ (1.74)	$ (1.45)
Reconciliation of net loss to FFO:				
Net loss	$ (35,580)	$(25,353)	$(8,225)	$ (70,012)
Add (deduct) NAREIT-defined adjustments:				
Real estate-related depreciation and amortization	60,479	22,481	1,577	84,537
Real estate-related depreciation and amortization of unconsolidated joint venture	6,973	1,505	—	8,478
FFO	$ 31,872	$ (1,367)	$(6,648)	$ 23,003
FFO per common share	$ 0.31	$ (0.04)	$ (1.40)	$ 0.48
Reconciliation of FFO to Company-defined FFO:				
FFO	$ 31,872	$ (1,367)	$(6,648)	$ 23,003
Add (deduct) Company-defined adjustments:				
Acquisition costs	21,901	17,975	6,441	46,317
Acquisition costs of unconsolidated joint venture	696	1,574	-	2,270
Loss on early extinguishment of debt	837	-	-	837
Company-defined FFO	$ 55,306	$ 18,182	$ (207)	$ 72,427
Company-defined FFO per common share	$ 0.54	$ 0.49	$ (0.04)	$ 1.50
Reconciliation of Company-defined FFO to MFFO:				
Company-defined FFO	$ 55,306	$ 18,182	$ (207)	$ 72,427
Add (deduct) MFFO adjustments:				
Straight-line rent and amortization of above / below market leases	(4,602)	(2,085)	(46)	(6,733)
Straight-line rent and amortization of above / below market leases of unconsolidated joint venture	(336)	(175)	-	(511)
MFFO	$ 50,368	$ 15,922	$ (253)	$ 65,183
MFFO per common share	$ 0.49	$ 0.43	$ (0.05)	$ 1.35
Weighted-average shares outstanding	102,215	37,423	4,738	48,149

We believe that: (i) our FFO of $31.9 million, or $0.31 per share, as compared to the distributions declared of $63.8 million, or $0.625 per share, both for the year ended December 31, 2012; and (ii) our FFO of $23.0 million, or $0.48 per share, as compared to the distributions declared of $90.1 million, or $1.875 per share, both for the period from Inception (May 19, 2009) to December 31, 2012, are not indicative of future performance as we are in the acquisition phase of our life cycle. See "Capital Resources and Uses of Liquidity – Distributions" below for details concerning our distributions.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our principal uses of funds are and will continue to be for the acquisition of properties and other investments, operating expenses, distributions to our stockholders, and payments under our debt obligations. We have three primary sources of capital for meeting our cash requirements: net proceeds from our public offerings, debt financings, and cash flows generated by our real estate operations. Over time, we intend to fund a majority of our cash needs for items other than asset acquisitions, including the repayment of debt and capital expenditures, from operating cash flows. We expect to be able to repay our principal obligations over the next 12 months from operating cash flows and through refinancings. Our cash needs for acquisitions and other investments will be funded primarily from the continued sale of common stock, including shares offered for sale through our distribution reinvestment plan; debt financings; and our joint venture partnership. There may be a delay between the sale of shares of our common stock and our purchase of assets, which could result in a delay in the benefits to our stockholders, if any, of returns generated from our investment operations.

The Advisor, subject to the oversight of the board of directors and, under certain circumstances, the investment committee or other committees established by the board of directors, will evaluate potential acquisitions and will engage in negotiations with sellers and lenders on our behalf. Pending investment in property, debt, or other investments, we may decide to temporarily invest any unused proceeds from the public offerings in certain investments that are expected to yield lower returns than those earned on real estate assets. These lower returns may affect our ability to make distributions to our stockholders. Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of assets, and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures.

We believe that our cash on hand, cash flows from operations, and anticipated financing activities will be sufficient to meet our liquidity needs for the foreseeable future.

Cash Flows. The following table summarizes our cash flows, as determined on a GAAP basis, for the following periods:

	For the Year Ended December 31,		
(in thousands)	**2012**	**2011**	**2010**
Total cash provided by (used in):			
Operating activities	$ 27,372	$ 2,234	$ (6,643)
Investing activities	(1,250,139)	(743,374)	(228,691)
Financing activities	1,234,383	726,440	262,782
Net increase (decrease) in cash	$ 11,616	$ (14,700)	$ 27,448

2012 Cash Flows Compared to 2011 Cash Flows

Cash provided by operating activities during 2012 increased by $25.1 million as compared to 2011, primarily driven by the growth in our real estate portfolio, which resulted in an increase in net cash flows from our operating properties, and was partially offset by a decrease in working capital.

Cash used in investing activities during 2012 increased by $506.8 million as compared to 2011, primarily due to our increased acquisition activity.

Cash provided by financing activities during 2012 increased by $507.9 million as compared to 2011, as a result of us raising additional capital from the our public offerings, as well as a net increase in our debt financings in connection with our acquisitions.

2011 Cash Flows Compared to 2010 Cash Flows

Cash provided by operating activities during 2011 increased by $8.9 million as compared to 2010, primarily due to a lower net use of cash in operations and an increase in working capital.

Cash used in investing activities during 2011 increased by $514.7 million as compared to 2010, primarily due to our increased acquisition activity.

Cash provided by financing activities during 2011 increased by $463.7 million as compared to 2010, primarily as a result of us raising additional capital from our public offerings, as well as a net increase in our debt financings in connection with our acquisitions.

Capital Resources and Uses of Liquidity

In addition to cash flows from operations and cash and cash equivalent balances available, our capital resources and uses of liquidity are as follows:

Lines of Credit. In August 2012, we entered into an unsecured revolving credit agreement with an initial aggregate commitment of $300.0 million, which was subsequently increased to $400.0 million in December 2012. We have the ability to expand the commitment up to a maximum aggregate amount of $600.0 million, subject to certain conditions. This line of credit matures in August 2015, and may be extended pursuant to two one-year extension options, subject to certain conditions. The primary interest rate is variable and calculated based on LIBOR, plus a margin ranging from 1.75% to 2.50%. This line of credit is available for general corporate purposes including but not limited to the acquisition and operation of permitted investments, which include, but are not limited to, industrial properties. As of December 31, 2012, we had $75.0 million outstanding under this line of credit; the unused portion was approximately $325.0 million, of which approximately $44.8 million was available.

As a result of entering into the unsecured revolving credit agreement discussed above, the secured revolving credit agreement entered into by us and amended in December 2011 was terminated on August 15, 2012. This line of credit had an aggregate commitment of $160.0 million, up to a maximum aggregate amount of $300.0 million, and was scheduled to mature in December 2013. The primary interest rate was variable and calculated based on LIBOR, plus a spread ranging from 2.25% to 2.75%. This line of credit was available to finance the acquisition and operation of qualified properties, as well as for working capital and general corporate purposes, subject to certain restrictions. Amounts under this line of credit became available when qualified properties were added as collateral pursuant to the credit agreement. In connection with the termination of this line of credit prior to its contractual maturity date, we incurred a non-cash loss of approximately $0.9 million, reflecting a write-off of previously capitalized deferred financing costs.

In June 2011, we entered into a secured revolving credit agreement with an initial aggregate commitment of $40.0 million, up to a maximum aggregate amount of $100.0 million. In November 2012, we exercised our one time extension option to extend the maturity date from December 2012 to June 2013. The primary interest rate is variable and calculated based on LIBOR, plus 3.50%. This line of credit is available to finance the acquisition and operation of properties, for refinancing our other debt obligations, and for working capital purposes. We have pledged and granted a security interest in, and liens upon, the gross proceeds of our primary public offering of shares of our common stock as collateral for the borrowings. As of December 31, 2012, there were no borrowings under this line of credit.

Unsecured Term Loan. In December 2012, we entered into a $200.0 million unsecured term loan facility, with the ability to increase the size of the unsecured term loan up to a total of $400.0 million, subject to certain conditions. The unsecured term loan requires monthly interest-only payments and has a maturity date of January 2018. The primary interest rate is variable and calculated based on LIBOR, plus a margin ranging from 1.70% to 2.45%, depending on our consolidated leverage ratio. The unsecured term loan is available for general corporate purposes including, but not limited to, refinancing of existing indebtedness, new construction, renovations, expansions, tenant improvements and financing the acquisition of permitted investments, including, but not limited to, investments in industrial properties. As of December 31, 2012, there was $200.0 million outstanding with an interest rate of 1.91%.

Mortgage Note Financings. As of December 31, 2012, we had property-level borrowings of $920.2 million outstanding. These borrowings are secured by mortgages or deeds of trust and related assignments and security interests in the collateralized properties, and had a weighted-average interest rate of 4.25%, which includes the effect of an interest rate swap agreement. Refer to "Note 6 of Notes to Consolidated Financial Statements" for additional detail relating to the interest rate swap. The proceeds from the mortgage note financings were used to partially finance certain of our acquisitions, and can be used to finance our capital requirements, which may include the funding of future acquisitions, capital expenditures, distributions, and general corporate purposes.

Debt Covenants. Our mortgage notes and lines of credit contain various property level covenants, including customary affirmative and negative covenants. In addition, the lines of credit contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth restrictions. These covenants may limit our ability to incur additional debt, make borrowings under our lines of credit, or pay distributions. We were in compliance with all debt covenants as of December 31, 2012.

Offering Proceeds. As of December 31, 2012, the aggregate gross proceeds raised from our public offerings was approximately $1.3 billion ($1.2 billion net of direct selling costs).

Distributions. We intend to continue to make distributions on a quarterly basis. For the year ended December 31, 2012, 42% of our total distributions were paid from cash flows from operating activities, as determined on a GAAP basis, and 58% of our total distributions were funded from sources other than cash flows from operating activities, including 12% funded with proceeds from our debt financings (including borrowings secured by our assets) and 46% funded with proceeds from the issuance of DRIP shares. Some or all of our future distributions may be paid from these sources, as well as from the sales of assets, cash resulting from a waiver or deferral of fees otherwise payable to the Advisor or its affiliates, and interest income from our cash balances. We have not established a cap on the amount of our distributions that may be paid from any of these sources. Distributions will be authorized at the discretion of our board of directors, and will depend on, among other things, current and projected cash requirements, tax considerations and other factors deemed relevant by our board. Our board of directors has authorized cash distributions at a quarterly rate of $0.15625 per share of common stock for the first quarter of 2013.

There can be no assurances that the current distribution rate or amount per share will be maintained. In the near-term, we expect to continue to be dependent on cash flows from financing activities, as determined on a GAAP basis, to supplement the payment of distributions, which if insufficient could negatively impact our ability to pay distributions.

The following table outlines sources used to pay distributions for the periods indicated below:

	Source of Distributions						
($ in thousands)	**Provided by Operating Activities (1)**		**Proceeds from Debt Financings (2)**		**Proceeds from Issuance of DRIP Shares (3)**		**Total Distributions**
2012							
December 31, 2012	$10,554	54 %	$ -	- %	$ 9,014	46 %	$ 19,568
September 30, 2012	9,124	52	284	2	8,089	46	17,497
June 30, 2012	5,147	33	3,288	21	7,287	46	15,722
March 31, 2012	1,854	17	4,283	39	4,902	44	11,039
Total	$26,679	42 %	$7,855	12 %	$29,292	46 %	$ 63,826
2011							
December 31, 2011	$ 4,775	57 %	$ -	- %	$ 3,653	43 %	$ 8,428
September 30, 2011	-	-	3,776	57	2,893	43	6,669
June 30, 2011	-	-	2,796	56	2,173	44	4,969
March 31, 2011	-	-	1,819	56	1,436	44	3,255
Total	$ 4,775	20 %	$8,391	36 %	$10,155	44 %	$ 23,321

(1) As determined on a GAAP basis. Cash flows from operating activities for the three months ended December 31, 2012, September 30, 2012, June 30, 2012, March 31, 2012, and December 31, 2011 were $11.2 million, $9.1 million, $5.1 million, $1.9 million, and $6.7 million, respectively.

(2) Our debt financings, or borrowings, are a component of cash provided by financing activities as determined on a GAAP basis.

(3) Stockholders may elect to have cash distributions reinvested in shares of our common stock through our distribution reinvestment plan. Participation in our distribution reinvestment plan has averaged approximately 45% of total distributions since inception (May 19, 2009).

Refer to "Note 9 of Notes to Consolidated Financial Statements" for further detail on distributions.

Redemptions. For the years ended December 31, 2012 and 2011, we received eligible redemption requests related to approximately 0.6 million and 0.2 million shares of our common stock, respectively, all of which we redeemed, for an aggregate amount of approximately $6.0 million, or an average price of $9.78 per share, and $1.7 million, or an average price of $9.57 per share, respectively. The aggregate amount expended for redemptions under our share redemption program is expected to be subject to certain caps and is not expected to exceed the aggregate proceeds received from the sale of shares pursuant to our distribution reinvestment plan. However, to the extent that the aggregate proceeds received from the sale of shares pursuant to our distribution reinvestment plan are not sufficient to fund redemption requests, subject to a five percent limitation as discussed in Part II, Item 5. "Market for Registrant's Common Equity, Related Stockholder Matters And Issuer Purchases of Equity Securities—Share Redemption Program," our board of directors may, in its sole discretion, choose to use other sources of funds to redeem shares of our common stock. Such sources of funds could include cash on hand and cash available from borrowings, to the extent that such funds are not otherwise dedicated to a particular use, such as working capital, cash distributions to stockholders, debt repayment, and purchases of property investments. Our board of directors may, in its sole discretion, amend, suspend, or terminate the share redemption program at any time if it determines that the funds available to fund the share redemption program are needed for other business or operational purposes or that amendment, suspension, or termination of the share redemption program is in the best interests of our stockholders.

SUBSEQUENT EVENTS

Status of Offering

As of February 27, 2013, we had raised gross proceeds of $1.4 billion from the sale of 144.9 million shares of our common stock in our public offerings, including $40.9 million from the sale of 4.2 million shares of our common stock through our distribution reinvestment plan. As of that date, 190.4 million shares remained available for sale pursuant to our Follow-On Offering, including 58.3 million shares available for sale through our distribution reinvestment plan.

CONTRACTUAL OBLIGATIONS

The following table summarizes future obligations, due by period, as of December 31, 2012, under our various contractual obligations and commitments:

(in thousands)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Debt (1)	$ 46,242	$ 216,902	$ 155,208	$ 1,108,278	$ 1,526,630
Total	$ 46,242	$ 216,902	$ 155,208	$ 1,108,278	$ 1,526,630

(1) Includes principal and interest on debt. See "Note 6 of Notes to Consolidated Financial Statements" for more detail.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2012, we had no off-balance sheet arrangements that have or are reasonably likely to have an effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

INFLATION

Increases in the costs of owning and operating our properties due to inflation could reduce our net operating income to the extent such increases are not reimbursed or paid by our customers. Our leases may require our customers to pay certain taxes and operating expenses, either in part or in whole, or may provide for separate real estate tax and operating expense reimbursement escalations over a base amount. In addition, our leases provide for fixed base rent increases or indexed increases. As a result, most inflationary increases in costs may be at least partially offset by the contractual rent increases and operating expense reimbursement provisions or escalations.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are those estimates that require management to make challenging, subjective, or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting estimates involve judgments and uncertainties that are sufficiently sensitive and may result in materially different results under different assumptions and conditions.

Investment in Real Estate Properties

Upon the acquisition of a property, we assess the fair value of acquired land, building, land improvements, customer improvements, intangible lease assets, and above—and below-market leases. We assess fair value based on estimated cash flow projections that utilize discount and/or capitalization rates as well as available market information. The fair value of land, building, land improvements, and customer improvements considers the value of the property as if it were vacant. The fair value of intangible lease assets is based on our evaluation of the specific characteristics of each customer's lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, current market conditions, the customer's credit quality and costs to execute similar leases. The fair value of above—and below-market leases is calculated as the present value of the difference between the contractual amounts to be paid pursuant to each in-place lease and our estimate of fair market lease rates for each corresponding in-place lease, using a discount rate that reflects the risks associates with the leases acquired and measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below market leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider customer improvements, leasing commissions and legal and other related expenses. Real estate and other assets are classified as long-lived assets held for use or as long-lived assets held for sale.

Impairment of Property Assets

We review property assets at the property level whenever an event or change in circumstances indicates that the carrying value of the asset may not be recoverable. An impairment loss is recorded for the difference between estimated fair value of the property asset and the carrying amount when the estimated future cash flows and the estimated liquidation of the property asset are less than the property asset carrying amount. Our estimates of future cash flows and liquidation require us to make assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for customers, changes in market rental rates, costs to operate each property, and expected ownership periods that can be difficult to predict.

Impairment of Investment in Unconsolidated Joint Venture

We evaluate our investment in the unconsolidated joint venture for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, we calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, our intent and ability to retain our investment in the entity, the financial condition and long-term prospects of the entity, the contractual terms of the joint venture agreement, and the expected term of the investment. If we determine the decline in value is other-than-temporary, we recognize an impairment charge to reduce the carrying value of our investment to fair value. The aforementioned factors are taken as a whole by management in determining the valuation of our investment. Should the actual results differ from management's estimates, the valuation could be negatively affected and may result in a negative impact on the consolidated financial statements.

Rental Revenue

We recognize rental income on a straight-line basis over the term of each lease. Straight-line rent revenue commences when the customer assumes control of the leased premises. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is deferred and recorded as a straight-line rent receivable. We anticipate collecting these amounts over the terms of the leases as scheduled rent payments are made. Reimbursements from customers for recoverable real estate tax and operating expenses are accrued as revenue in the period the applicable expenditures are incurred. The computation of recoverable income from customers is complex and involves numerous judgments, including the interpretation of terms and other lease provisions. Leases are not uniform in dealing with such cost reimbursements and there are many variations in the computation. Many customers make monthly fixed payments of real estate taxes and operating expenses. We accrue income related to these payments each month. We make quarterly accrual adjustments, positive or negative, to cost recovery income to adjust the recorded amounts to our best estimate of the final annual amounts to be billed and collected with respect to the cost reimbursements. After the end of the calendar year, we compute each customer's final cost reimbursements and, after considering amounts paid by the customer during the year, issue a bill or credit for the appropriate amount to the customer. The differences between the amounts billed less previously received payments and the accrual adjustment are recorded as increases or decreases to cost recovery income when the final bills are prepared, which occurs during the first half of the subsequent year. We accrue lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, and the customer is no longer occupying the property.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our market risk is exposure to changes in interest rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows, and optimize overall borrowing costs. To achieve these objectives, we primarily borrow on a fixed interest rate basis for longer-term debt and utilize interest rate swap agreements on certain variable interest rate debt in order to limit the effects of changes in interest rates on our results of operations. As part of our risk management strategy, we enter into interest swap agreements with high-quality counterparties to manage the impact of variable interest rates on interest expense. As of December 31, 2012, our debt instruments were comprised of mortgage note financings and borrowings under our lines of credit.

Fixed Interest Rate Debt. As of December 31, 2012, fixed interest rate debt, either directly or through the use of interest rate swap agreements, represented 76.2% of our total debt and consisted of mortgage notes. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed interest rate debt unless such instruments mature or are otherwise terminated. However, interest rate changes could affect the fair value of our fixed interest rate debt. As of December 31, 2012, the fair value and carrying value of our fixed rate debt was approximately $948.4 million and $911.1 million, respectively. The fair value estimate of our fixed rate debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated at December 31, 2012. As we expect to hold our fixed interest rate debt instruments to maturity, based on the underlying structure of the debt instrument, and that the amounts due under such instruments are limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that market fluctuations in interest rates, and the resulting change in fair value of our fixed interest rate debt instruments, would have a significant impact on our operating cash flows.

Variable Interest Rate Debt. As of December 31, 2012, variable interest rate debt represented 23.8% of our total debt and consisted of borrowings under our lines of credit, our term loan, and a mortgage note. Interest rate changes in LIBOR could impact our future earnings and cash flows, but would not significantly affect the fair value of the variable interest rate debt instruments. As of December 31, 2012, we were exposed to market risks related to fluctuations in interest rates on approximately $284.1 million of aggregate borrowings. A hypothetical 10% change in the average interest rate on the outstanding balance of our variable interest rate debt as of December 31, 2012, would change our annual interest expense by approximately $68,000.

Derivative Instruments. We currently have one interest rate swap agreement that effectively converted one of our variable interest rate mortgage notes of $7.6 million to a fixed interest rate mortgage note for the full term. See "Note 6 of Notes to Consolidated Financial Statements" for more information concerning our derivative instrument.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Industrial Income Trust Inc.:

We have audited the accompanying consolidated balance sheets of Industrial Income Trust Inc. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Industrial Income Trust Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/KPMG LLP

Denver, Colorado
March 6, 2013

INDUSTRIAL INCOME TRUST INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)	As of December 31, 2012	2011
ASSETS		
Net investment in real estate properties	$ 2,122,941	$ 907,412
Investment in unconsolidated joint venture	96,490	64,788
Cash and cash equivalents	24,550	12,934
Restricted cash	1,926	3,371
Straight-line and tenant receivables, net of allowances of $180 and $207, respectively	14,462	5,011
Notes receivable	5,912	5,912
Deferred financing costs, net of amortization of $1,579 and $864, respectively	10,259	4,129
Other assets	18,408	9,668
Total assets	$ 2,294,948	$ 1,013,225
LIABILITIES AND EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 13,514	$ 6,572
Debt	1,195,218	509,846
Due to affiliates	3,945	6,364
Distributions payable	19,568	8,428
Other liabilities	36,622	9,222
Total liabilities	1,268,867	540,432
Commitments and contingencies (Note 12)		
Equity		
Stockholders' equity:		
Preferred stock, $0.01 par value—200,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.01 par value—1,000,000 shares authorized, 132,424 and 60,550 shares issued and outstanding, respectively	1,324	606
Additional paid-in capital	1,184,906	532,901
Accumulated deficit	(159,894)	(60,488)
Accumulated other comprehensive loss	(256)	(227)
Total stockholders' equity	1,026,080	472,792
Noncontrolling interests	1	1
Total equity	1,026,081	472,793
Total liabilities and equity	$ 2,294,948	$ 1,013,225

See accompanying Notes to Consolidated Financial Statements.

INDUSTRIAL INCOME TRUST INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)	For the Year Ended December 31, 2012	2011	2010
Revenues:			
Rental revenues	$ 127,893	$ 51,650	$ 4,105
Total revenues	127,893	51,650	4,105
Operating expenses:			
Rental expenses	30,674	11,131	994
Real estate-related depreciation and amortization	60,479	22,481	1,577
General and administrative expenses	5,699	3,840	1,902
Asset management fees, related party	11,918	4,868	428
Acquisition-related expenses, related party	12,715	10,378	4,527
Acquisition-related expenses	9,186	7,597	1,914
Total operating expenses	130,671	60,295	11,342
Operating loss	(2,778)	(8,645)	(7,237)
Other expenses:			
Equity in loss of unconsolidated joint venture	2,944	2,034	-
Interest expense and other	29,021	14,674	988
Loss on early extinguishment of debt	837	-	-
Total other expenses	32,802	16,708	988
Net loss	(35,580)	(25,353)	(8,225)
Net loss attributable to noncontrolling interests	-	-	-
Net loss attributable to common stockholders	$ (35,580)	$ (25,353)	$ (8,225)
Weighted-average shares outstanding	102,215	37,423	4,738
Net loss per common share - basic and diluted	$ (0.35)	$ (0.68)	$ (1.74)

See accompanying Notes to Consolidated Financial Statements.

INDUSTRIAL INCOME TRUST INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)	For the Year Ended December 31, 2012	2011	2010
Net loss attributable to common stockholders	$ (35,580)	$ (25,353)	$ (8,225)
Unrealized gain (loss) on derivative instruments	(29)	(309)	82
Comprehensive loss attributable to common stockholders	$ (35,609)	$ (25,662)	$ (8,143)

See accompanying Notes to Consolidated Financial Statements.

INDUSTRIAL INCOME TRUST INC.
CONSOLIDATED STATEMENTS OF EQUITY

(in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Equity
	Stockholders' Equity						
Balance as of December 31, 2009	20	$ -	$ -	$ (652)	$ -	$ 1	$ (651)
Net loss	-	-	-	(8,225)	-	-	(8,225)
Unrealized gain (loss) on derivative instruments	-	-	-	-	82	-	82
Issuance of common stock	15,677	157	155,555	-	-	-	155,712
Offering costs	-	-	(21,081)	-	-	-	(21,081)
Distributions to stockholders	-	-	-	(2,937)	-	-	(2,937)
Balance as of December 31, 2010	15,697	$ 157	$ 134,474	$ (11,814)	$ 82	$ 1	$ 122,900
Net loss	-	$ -	$ -	$ (25,353)	$ -	$ -	$ (25,353)
Unrealized gain (loss) on derivative instruments	-	-	-	-	(309)	-	(309)
Issuance of common stock	45,035	451	445,598	-	-	-	446,049
Offering costs	-	-	(45,433)	-	-	-	(45,433)
Redemptions of common stock	(182)	(2)	(1,738)	-	-	-	(1,740)
Distributions to stockholders	-	-	-	(23,321)	-	-	(23,321)
Balance as of December 31, 2011	60,550	$ 606	$ 532,901	$ (60,488)	$ (227)	$ 1	$ 472,793
Net loss	-	$ -	$ -	$ (35,580)	$ -	$ -	$ (35,580)
Unrealized gain (loss) on derivative instruments	-	-	-	-	(29)	-	(29)
Issuance of common stock	72,487	724	730,267	-	-	-	730,991
Offering costs	-	-	(72,286)	-	-	-	(72,286)
Redemptions of common stock	(613)	(6)	(5,976)	-	-	-	(5,982)
Distributions to stockholders	-	-	-	(63,826)	-	-	(63,826)
Balance as of December 31, 2012	132,424	$ 1,324	$ 1,184,906	$ (159,894)	$ (256)	$ 1	$ 1,026,081

See accompanying Notes to Consolidated Financial Statements.

INDUSTRIAL INCOME TRUST INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	For the Year Ended December 31, 2012	2011	2010
Operating activities:			
Net loss	$ (35,580)	$ (25,353)	$ (8,225)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Real estate-related depreciation and amortization	60,479	22,481	1,577
Equity in loss of unconsolidated joint venture	2,944	2,034	-
Straight-line rent and amortization of above- and below-market leases	(4,602)	(2,085)	(46)
Bad debt expense	534	207	-
Loss on early extinguishment of debt	837	-	-
Amortization of financing costs and other	1,376	638	55
Changes in operating assets and liabilities:			
Restricted cash	234	(658)	-
Tenant receivables and other assets	(5,355)	385	(2,222)
Accounts payable and other liabilities	6,188	5,466	2,823
Due to affiliates, exclusive of offering costs for issuance of common stock	317	(881)	(605)
Net cash provided by (used in) operating activities	27,372	2,234	(6,643)
Investing activities:			
Real estate acquisitions	(1,195,002)	(662,436)	(226,217)
Acquisition deposits	(4,500)	(500)	(2,288)
Additions to real estate	(17,387)	(4,645)	-
Investment in unconsolidated joint venture	(46,498)	(73,503)	-
Distribution from unconsolidated joint venture	11,877	6,681	-
Notes receivable	-	(5,912)	-
Change in restricted cash	1,210	(2,706)	(7)
Other	161	(353)	(179)
Net cash used in investing activities	(1,250,139)	(743,374)	(228,691)
Financing activities:			
Proceeds from issuance of mortgage notes	480,953	244,977	125,910
Repayments of mortgage notes	(2,970)	(2,297)	(197)
Proceeds from issuance of term loan	200,000	-	-
Proceeds from lines of credit	836,006	183,750	-
Repayments of lines of credit	(873,150)	(74,000)	-
Financing costs paid	(6,308)	(3,025)	(1,969)
Proceeds from issuance of common stock	699,233	433,467	154,961
Offering costs for issuance of common stock	(67,349)	(45,359)	(14,772)
Distributions paid to common stockholders	(28,755)	(9,333)	(1,151)
Redemptions of common stock	(3,277)	(1,740)	-
Net cash provided by financing activities	1,234,383	726,440	262,782
Net increase (decrease) in cash and cash equivalents	11,616	(14,700)	27,448
Cash and cash equivalents, at beginning of period	12,934	27,634	186
Cash and cash equivalents, at end of period	$ 24,550	$ 12,934	$ 27,634
Supplemental disclosure of cash flow information:			
Interest paid	$ 26,847	$ 12,915	$ 681
Supplemental disclosure of noncash items:			
Offering proceeds due from transfer agent	$ 6,438	$ 5,986	$ 750
Mortgage notes assumed on real estate acquisitions	42,772	30,432	-
(Decrease) increase in accrued offering costs	(2,853)	(513)	4,311
Acquisition deposits applied to real estate acquisitions	495	2,289	-
Distributions reinvested in common stock	23,931	7,346	844
Noncash repayment of line of credit with new financing	110,000	-	-
Redemptions payable	2,714	-	-

See accompanying Notes to Consolidated Financial Statements.

INDUSTRIAL INCOME TRUST INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Unless the context otherwise requires, the "Company" refers to Industrial Income Trust Inc. and its consolidated subsidiaries. The Company is a Maryland corporation formed on May 19, 2009.

The Company was formed to make investments in income-producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers. Creditworthiness does not necessarily mean that the Company's customers will be investment grade and much of the Company's customer base is currently comprised of and is expected to continue to be comprised of non-rated and non-investment grade customers.

As of December 31, 2012, we owned, either directly or through an unconsolidated joint venture, a portfolio that included 219 industrial buildings totaling approximately 43.1 million square feet, which includes unconsolidated properties consisting of 29 industrial properties totaling approximately 6.2 million square feet. The Company operates as one reportable segment comprised of industrial real estate.

The Company currently operates and has elected to be treated as a real estate investment trust ("REIT") for federal income tax purposes beginning with its taxable year ended December 31, 2010. The Company utilizes an umbrella partnership real estate investment trust organizational structure to hold all or substantially all of its properties and securities through an operating partnership, Industrial Income Operating Partnership LP (the "Operating Partnership"), a Delaware limited partnership, of which the Company is the sole general partner and a limited partner. The Company contributes the proceeds from its public offerings to the Operating Partnership in exchange for limited partnership units.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of Industrial Income Trust Inc., the Operating Partnership, and its wholly-owned subsidiaries as well as amounts related to noncontrolling interests. See subsection "Noncontrolling interests" for further detail concerning the accounting policies regarding noncontrolling interests. Investments in unconsolidated entities over which the Company exercises significant influence but does not control are accounted for using the equity method. See "Note 5" for further detail regarding investments in unconsolidated joint venture. The Company has eliminated intercompany accounts and transactions.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions affecting reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period they are determined to be necessary.

Investment in Real Estate Properties

Upon acquisition, the purchase price of a property is allocated to land, building, land improvements, tenant improvements, and intangible lease assets and liabilities. Acquisition-related costs associated with business combinations are expensed as incurred. The allocation to land, building, land improvements, and tenant improvements is based on management's estimate of the property's as-if vacant fair value based on all available information. The allocation of the purchase price to intangible lease assets represents the value associated with the in-place leases, including lost rent, leasing commissions, legal, and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities results from in-place leases being above or below the market rental rates on the date of the acquisition that are measured over a period equal to the remaining term of the lease for above-market leases and the remaining term of the lease, plus the term of any below-market fixed-rate renewal option periods, if applicable, for below-market leases. Intangible lease assets, above-market lease assets, and below-market lease liabilities are collectively referred to as "intangible lease assets and liabilities."

Intangible lease assets are amortized to real-estate related depreciation and amortization over the remaining lease term. Above-market lease assets are amortized as a reduction in rental revenue over the remaining lease term. Below-market lease liabilities are amortized as an increase in rental revenue over the remaining lease term, plus any applicable fixed-rate renewal option periods. The Company expenses any unamortized intangible lease asset or records an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a customer terminates a lease before the stated lease expiration date. As of December 31, 2012, the weighted-average remaining lease term (based on square feet) of the total occupied portfolio was approximately 5.3 years.

Costs associated with the development and improvement of the Company's real estate assets are capitalized as incurred. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred. The results of operations for acquired properties are included in the consolidated statements of operations from their respective acquisition dates.

Real estate assets, including land, building, building and land improvements, tenant improvements, lease commissions, and intangible lease assets and liabilities are stated at historical cost less accumulated depreciation and amortization. Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

Land	Not depreciated
Building	20 to 40 years
Building and land improvements	5 to 20 years
Tenant improvements	Lesser of useful life or lease term
Lease commissions	Over lease term
Intangible lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed rate renewal options

Real estate assets that are determined to be held and used will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and the Company will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value. For the years ended December 31, 2012, 2011 and 2010, the Company did not record any impairment charges related to real estate assets.

Investment in Unconsolidated Joint Venture

Based on an analysis of the Company's investment under GAAP guidance, which included a determination that the joint venture is not a variable interest entity and that the substantial participating rights described in the GAAP guidance are held by the partner not affiliated with the Company, the Company has determined not to consolidate the joint venture, and to account for its investment in the joint venture under the equity method. Under the equity method, the investment is initially recorded at cost and subsequently adjusted to reflect the Company's proportionate share of equity in the joint venture's income (loss) and distributions, which is included in investment in unconsolidated joint venture on the consolidated balance sheets. The Company recognizes its proportionate share of the ongoing income or loss of the unconsolidated joint venture in equity in loss of unconsolidated joint venture on the consolidated statements of operations.

The Company evaluates its investment in the unconsolidated joint venture for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so,

Company calculates the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company's intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, rights and obligations of the joint venture, and the expected term of the investment. If the Company determines the decline in value is other-than-temporary, the Company recognizes an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to the unconsolidated joint venture for the years ended December 31, 2012, 2011 and 2010.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities at the acquisition date of three months or less.

Restricted Cash

Restricted cash consists of cash held in escrow in connection with the mortgage note financing requirements and tenant improvements.

Deferred Financing Costs

Deferred financing costs include fees and costs incurred to obtain long-term financing. These fees and costs are amortized to interest expense over the terms of the related loans. Unamortized deferred financing costs are written off if debt is retired before its maturity date. Total gross unamortized deferred financing costs as of December 31, 2012 and 2011 were $11.8 million and $5.0 million, respectively.

Derivative Instruments

The Company has one derivative instrument designated as a cash flow hedge. For cash flow hedges, the change in fair value of the derivative instrument that represents changes in expected future cash flows, which are effectively hedged by the derivative instrument, are initially reported as other comprehensive income in the consolidated statements of equity until the derivative instrument is settled. The effective portion of the hedge is recognized as other comprehensive income and amortized over the term of the designated cash flow or transaction the derivative instrument was intended to hedge. As such, the effective portion of the hedge impacts net income in the same period as the hedged item. The change in value of any derivative instrument that is deemed to be ineffective is charged directly to net income when the determination of hedge ineffectiveness is made. For purposes of determining hedge ineffectiveness, management estimates the timing and potential amount of future interest payments each quarter in order to estimate the cash flows of the designated hedged item or transaction. The Company does not use derivative instruments for trading or speculative purposes.

Noncontrolling Interests

Due to the Company's control of the Operating Partnership through its sole general partnership interest and the limited rights of the limited partners, the Company consolidates its Operating Partnership and limited partner interests not owned by the Company are presented as noncontrolling interests in the consolidated financial statements. The noncontrolling interests are reported on the consolidated balance sheets within permanent equity, separate from stockholders' equity. Net income or loss related to these noncontrolling interests is included in net income or loss in the consolidated statements of operations.

Revenue Recognition

The Company recognizes rental income generally on a straight-line basis, beginning at lease commencement and continuing over the term of each lease. There are circumstances which require the Company to evaluate when the lessee has technically taken possession of, or control of, the physical use of the leased asset, thereby allowing the Company to begin recognizing rental income; the Company evaluates these circumstances individually for each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as a component of straight-line rent and accounts receivable. The Company collects deferred rent over the terms of the leases as scheduled rent payments are made. When the

Company acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purposes of this calculation.

Reimbursements owed from customers for recoverable real estate tax and operating expenses are accrued as revenue in the period the applicable expenditures are incurred. The Company makes certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. Should the actual results differ from the Company's estimates, the estimated reimbursement could be affected and would need to be adjusted appropriately. The Company accrues lease termination income if there is a signed termination letter agreement with a customer, all of the conditions of the agreement have been met, and the customer is no longer occupying the property. The reimbursements accrued as revenue for the years ended December 31, 2012, 2011 and 2010 were $24.1 million, $9.5 million and $0.9 million, respectively.

In connection with real estate acquisitions, the Company may acquire leases with rental rates above or below the market rental rates. Above-market lease assets are amortized as a reduction in rental revenue over the remaining lease term. Below-market lease liabilities are amortized as an increase in rental revenue over the remaining lease term, plus any applicable fixed-rate renewal option periods.

Organization and Offering Expenses

Organization costs are expensed as incurred. Offering costs associated with the Company's public offerings are charged against the gross proceeds from the public offerings and are reflected as a reduction in additional paid-in capital. See "Note 10" for additional information regarding organization and offering expenses.

Income Taxes

The Company elected under the Internal Revenue Code of 1986, as amended, to be taxed as a REIT beginning with the tax year ended December 31, 2010. As a REIT, the Company generally is not to be subject to federal income taxes on net income it distributes to its stockholders. The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate tax rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property and federal income and excise taxes on its undistributed income.

Net Loss Per Common Share

The Company computes net loss per common share by dividing net loss by the weighted-average number of common shares outstanding during the period. There were no dilutive shares for the years ended December 31, 2012, 2011, and 2010.

Recent Accounting Standards

In May 2011, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" ("ASU 2011-04"), which amends the current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. ASU 2011-04 is to be applied prospectively and is effective for interim and annual periods beginning after December 31, 2011. The Company adopted this standard effective January 1, 2012. The adoption of this guidance did not have a material impact on the Company's results of operations, financial position, or liquidity.

In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income" ("ASU 2011-05"), which amends the FASB's guidance on the presentation of comprehensive income in financial statements to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items that are recorded in other comprehensive income. ASU 2011-05 requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. ASU 2011-05 was early adopted by the Company, as permitted, and became effective for the Company for the year ended December 31, 2011. This updated guidance resulted in a change in the presentation of the Company's financial statements but did have any impact on the Company's results of operations, financial position, or liquidity.

3. ACQUISITIONS

The Company acquired 100% of the following properties during the years ended December 31, 2012 and 2011:

($ in thousands)	Acquisition Date	Number of Buildings	Land	Building	Intangibles: Intangible Lease Assets	Intangibles: Above-Market Lease Assets	Intangibles: Below-Market Lease Liabilities	Total Purchase Price (1)
2012 Acquisitions:								
South Florida Industrial Portfolio	1/13/2012	5	$ 6,217	$ 10,144	$ 2,580	$ 230	$ (271)	$ 18,900
IN / PA Industrial Portfolio	3/28/2012	11	22,413	102,391	14,226	274	(2,054)	137,250
Hollins End Industrial Park	5/3/2012	6	13,705	13,827	2,928	255	(433)	30,282
Cactus Distribution Centers	5/10/2012	2	18,916	96,805	13,167	2,774	-	131,662
Gateway Distribution Center	5/16/2012	1	11,277	10,734	1,997	244	-	24,252
Houston Industrial Portfolio	6/14/2012	4	6,243	30,008	3,917	113	(332)	39,949
Hartman Business Center	6/28/2012	2	4,026	22,346	2,037	287	(20)	28,676
Memphis Industrial Portfolio	7/11/2012	3	2,073	18,894	3,406	171	(244)	24,300
Agave Distribution Center	8/7/2012	1	13,972	71,961	9,202	-	(4,170)	90,965
Somerset Industrial Center II	8/8/2012	2	8,160	9,921	2,156	294	(281)	20,250
Salt Lake City Distribution Center	9/11/2012	2	3,103	19,384	2,550	79	(32)	25,084
Burleson Business Park	10/19/2012	3	3,983	18,003	4,091	145	(103)	26,119
Raceway Crossing Industrial Center	10/23/2012	3	3,774	13,250	1,820	191	(348)	18,687
Pureland Industrial Portfolio	11/9/2012	3	8,704	31,692	6,255	1,320	(43)	47,928
National Distribution Portfolio	12/5/2012	12	27,018	126,062	21,349	5,435	(619)	179,245
Houston Distribution Portfolio	12/12/2012	5	5,550	19,571	3,669	89	(754)	28,125
Freeport Portfolio	12/12/2012	7	11,860	55,928	8,277	-	(315)	75,750
Sorenson Distribution Center	12/14/2012	1	10,412	18,275	-	-	-	28,687
Westport Distribution Center	12/24/2012	2	8,912	32,316	5,468	1,199	(395)	47,500
Other acquisitions	Various	21	75,505	127,059	25,423	1,372	(2,290)	227,069
Total 2012 Acquisitions		96	$265,823	$848,571	$ 134,518	$14,472	$ (12,704)	$1,250,680
2011 Acquisitions:								
Rock Quarry 1 & 2	1/19/2011	2	$ 3,106	$ 19,625	$ 2,727	$ 300	$ (83)	$ 25,675
Eagle Falls Distribution Center	1/19/2011	1	1,004	6,819	1,218	1,609	-	10,650
Hagerstown Distribution Center	1/27/2011	1	5,926	30,154	5,193	-	(123)	41,150
I-20 East Distribution Center	3/29/2011	1	2,575	24,372	6,803	-	-	33,750
Regional Distribution Portfolio	6/17/2011	3	11,788	89,563	9,775	742	(68)	111,800
Commerce Park Portfolio	6/29/2011	13	10,662	18,474	4,802	105	(46)	33,997
Keystone Industrial Portfolio	9/29/2011	13	10,585	20,357	4,975	753	(320)	36,350
Chicago Industrial Portfolio	Various	9	14,179	79,182	7,247	2,144	(91)	102,661
Regional Industrial Portfolio	12/15/2011	8	18,772	73,869	11,012	1,516	(669)	104,500
Crossroads Distribution Center	12/15/2011	2	13,368	26,646	2,322	164	-	42,500
Other acquisitions	Various	16	45,595	92,386	16,448	3,842	(31)	158,240
Total 2011 Acquisitions		69	$137,560	$481,447	$ 72,522	$11,175	$ (1,431)	$ 701,273

(1) Total purchase price equals consideration paid, plus any debt assumed. The purchase price allocations for 2012 acquisitions are preliminary, based on the Company's estimate of the fair value determined from all available information and therefore, are subject to change upon the completion of the Company's analysis of appraisals, evaluation of the credit quality of customers, and working capital adjustments within the measurement period, which will not exceed 12 months from the acquisition date.

Intangible lease assets and above-market lease assets are amortized over the remaining lease term. Below-market lease liabilities are amortized over the remaining lease term, plus any applicable fixed-rate renewal option periods. The weighted-average amortization period for the intangible assets and liabilities acquired in connection with these acquisitions, as of the date of acquisition, was as follows:

Property	Intangibles, net (years)
South Florida Industrial Portfolio	3.2
IN / PA Industrial Portfolio	4.0
Hollins End Industrial Park	3.5
Cactus Distribution Centers	8.1
Gateway Distribution Center	3.7
Houston Industrial Portfolio	3.6
Hartman Business Center	2.6
Memphis Industrial Portfolio	2.5
Agave Distribution Center	10.0
Somerset Industrial Center II	5.1
Salt Lake City Distribution Center	3.8
Burleson Business Park	4.1
Raceway Crossing Industrial Center	6.0
Pureland Industrial Portfolio	2.7
National Distribution Portfolio	5.6
Houston Distribution Portfolio	3.5
Freeport Portfolio	4.0
Sorenson Distribution Center	-
Westport Distribution Center	4.5
Other acquisitions	6.5

Pro Forma Financial Information (Unaudited). The table below includes the following: (i) actual revenues and net income of the South Florida Industrial Portfolio, IN/PA Industrial Portfolio, Hollins End Industrial Park, Cactus Distribution Centers, Gateway Distribution Center, Houston Industrial Portfolio, Hartman Business Center, Memphis Industrial Portfolio, Agave Distribution Center, Somerset Industrial Center II, Salt Lake City Distribution Center, Burleson Business Park, Raceway Crossing Industrial Center, Pureland Industrial Portfolio, National Distribution Portfolio, Houston Distribution Portfolio, Freeport Portfolio, Sorenson Distribution Center and Westport Distribution Center acquisitions (collectively, referred to as the "2012 acquisitions") included in the Company's consolidated statements of operations for the year ended December 31, 2012; (ii) actual revenues and net income of all 2011 acquisitions included in the Company's consolidated statements of operations for the year ended December 31, 2011; (iii) pro forma revenues and net (loss) income of the 2012 acquisitions, as if the date of each acquisition had been January 1, 2011; (iv) and all of the 2011 acquisitions, as if the date of each 2011 acquisition had been January 1, 2010. The pro forma financial information is not intended to represent or be indicative of the Company's consolidated financial results that would have been reported had the acquisitions been completed at the beginning of the comparable prior period presented and should not be taken as indicative of its future consolidated financial results.

(in thousands, except per share data)	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011
Actual:		
Total revenues	$ 35,526	$ 28,885
Net loss	$ (401)	$ (5,369)
Pro forma:		
Total revenues (1)	$ 178,871	$ 172,306
Net loss (2)	$ (12,103)	$ (28,990)
Net loss per common share—basic and diluted	$ (0.09)	$ (0.22)
Weighted-average shares outstanding (3)	132,424	132,424

(1) The pro forma total revenues were adjusted to include incremental revenue of $51.0 million and $120.7 million for the years ended December 31, 2012 and 2011, respectively. The incremental rental revenue was determined based on the acquired property's historical rental revenue and the purchase accounting entries and includes: (i) the incremental base rent adjustments calculated based on the terms of the acquired leases and presented on a straight-line basis and (ii) the incremental reimbursement and other revenue adjustments, which consist primarily of rental expense recoveries, and are determined based on the acquired customer's historical reimbursement and other revenue.

(2) The pro forma net loss was adjusted to exclude acquisition-related expenses of $21.9 million and $18.0 million for the years ended December 31, 2012 and 2011, respectively. For the year ended December 31, 2011, the pro forma net loss was adjusted to include acquisition-related expenses of $21.9 million relating to the 2012 acquisitions, as if these expenses had been incurred as of January 1, 2011.

(3) The pro forma weighted-average shares outstanding were calculated as if all shares outstanding as of December 31, 2012 had been issued at the beginning of each period presented.

4. INVESTMENT IN REAL ESTATE PROPERTIES

As of December 31, 2012, the Company's portfolio of consolidated properties consisted of 190 industrial buildings totaling approximately 36.9 million square feet.

(in thousands)	As of December 31, 2012	As of December 31, 2011
Land	$ 472,206	$ 206,383
Building and improvements	1,481,718	615,422
Intangible lease assets	258,427	111,407
Construction in progress	1,892	666
Investment in real estate properties	2,214,243	933,878
Less accumulated depreciation and amortization	(91,302)	(26,466)
Net investment in real estate properties	$ 2,122,941	$ 907,412

Intangible Lease Assets and Liabilities

Intangible lease assets and liabilities included the following:

	December 31, 2012			December 31, 2011		
(in thousands)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible lease assets	$ 228,859	$ (48,054)	$ 180,805	$ 96,123	$ (14,105)	$ 82,018
Above-market lease assets	29,568	(7,079)	22,489	15,284	(2,407)	12,877
Below-market lease liabilities	(14,521)	1,580	(12,941)	(1,864)	391	(1,473)

The following table details the estimated net amortization of such intangible lease assets and liabilities, as of December 31, 2012, for the next five years and thereafter:

	Estimated Net Amortization		
(in thousands)	Intangible Lease Assets	Above-Market Lease Assets	Below-Market Lease Liabilities
2013	$ 46,289	$ 5,535	$ (2,462)
2014	37,069	4,529	(2,286)
2015	29,231	3,812	(1,981)
2016	20,604	2,890	(1,507)
2017	14,756	2,281	(1,195)
Thereafter	32,856	3,442	(3,510)
Total	$ 180,805	$ 22,489	$ (12,941)

Future Minimum Rent

Future minimum base rental payments, which equal the cash basis of monthly contractual rent, owed to the Company from its customers under the terms of non-cancelable operating leases in effect as of December 31, 2012, excluding rental revenues from the potential renewal or replacement of existing future leases and from customer reimbursement revenue, were as follows for the next five years and thereafter:

(in thousands)	Future Minimum Base Rental Payments
2013	$ 146,888
2014	138,090
2015	126,414
2016	107,956
2017	91,948
Thereafter	278,271
Total	$ 889,567

Rental Revenue and Depreciation and Amortization Expense

The following table summarizes straight-line rent adjustments, amortization recognized as an increase (decrease) in rental revenues from above-and below-market lease assets and liabilities, and real-estate related depreciation and amortization expense:

	For the Year Ended December 31,		
(in thousands)	2012	2011	2010
Increase (Decrease) to Rental Revenue:			
Straight-line rent adjustments	$ 8,129	$ 3,971	$ 176
Above-market lease amortization	(4,758)	(2,214)	(193)
Below-market lease amortization	1,231	328	63
Real Estate-Related Depreciation and Amortization:			
Depreciation expense	$ 26,217	$ 9,362	$ 591
Intangible lease asset amortization	34,262	13,119	986

5. INVESTMENT IN UNCONSOLIDATED JOINT VENTURE

In August 2011, the Company entered into a joint venture agreement with a subsidiary of a highly-rated, investment grade institutional investor and formed the IIT North American Industrial Fund I Limited Partnership. The joint venture was formed for purposes of jointly investing in and acquiring a portfolio of industrial properties located in major U.S. distribution markets. The Company has a 51% ownership interest in the joint venture. The following table summarizes the unconsolidated joint venture portfolio:

	As of December 31,	
(in thousands, except buildings)	2012	2011
Number of buildings	29	18
Total rentable square feet	6,181	4,295
Total purchase price (1)	$ 382,998	$ 260,879

(1) Exclusive of transfer taxes, due diligence expenses, and other closing costs.

During 2012, the unconsolidated joint venture acquired 11 industrial buildings totaling approximately 1.9 million square feet for an aggregate total purchase price of $122.1 million, exclusive of transfer taxes, due diligence expenses, and other closing costs.

The following is summarized financial data of the unconsolidated joint venture:

	For the Year Ended December 31,	
(in thousands)	2012	2011
Operating data:		
Total revenues	$ 26,764	$ 5,037
Total operating expenses	(25,275)	(7,595)
Net loss	(5,773)	(3,987)

	As of December 31,	
(in thousands)	2012	2011
Balance sheet data:		
Net investment in real estate properties	$ 373,634	$ 258,118
Cash and cash equivalents	5,929	5,540
Total assets	396,347	271,612
Debt	204,652	141,116
Total liabilities	209,596	145,556
Total equity	186,751	126,056

6. DEBT

The Company's consolidated indebtedness is currently comprised of borrowings under its unsecured lines of credit and term loan, and its mortgage note financings. The mortgage note financings are secured by mortgages or deeds of trust and related assignments and security interests in the collateralized and certain cross-collateralized properties and are generally owned by single purpose entities. A summary of the Company's debt is as follows:

(in thousands)	Stated Interest Rate at December 31, 2012	Initial Maturity Date	Balance as of December 31, 2012	Balance as of December 31, 2011
Secured line of credit	N/A	June 2013	$ -	$ 7,000
Secured line of credit (1)	N/A	December 2013	-	102,750
Unsecured line of credit (2)	1.96%	August 2015	75,000	-
Unsecured term loan (3)	1.91%	January 2018	200,000	-
Fixed-rate mortgage note	6.44%	January 2013	-	10,086
Variable-rate mortgage note (4)	2.25%	May 2015	9,080	-
Fixed-rate mortgage note	5.51%	June 2015	3,367	3,539
Fixed-rate mortgage note (5)	4.16%	September 2015	7,560	7,560
Fixed-rate mortgage notes	5.20%	October 2015	23,451	-
Fixed-rate mortgage note	6.24%	July 2016	6,710	6,911
Fixed-rate mortgage note	5.77%	March 2017	4,493	4,496
Fixed-rate mortgage note	5.61%	June 2017	6,364	6,413
Fixed-rate mortgage note	5.56%	July 2017	9,803	-
Fixed-rate mortgage note	4.31%	September 2017	28,843	29,371
Fixed-rate mortgage notes (6)	4.45%	June 2018	31,995	32,000
Fixed-rate mortgage notes	3.90%	January 2019	61,000	61,000
Fixed-rate mortgage notes (7)	4.95%	October 2020	25,717	26,136
Fixed-rate mortgage note (8)	4.90%	November 2020	7,501	7,624
Fixed-rate mortgage notes (8)	4.81%	November 2020	40,800	41,468
Fixed-rate mortgage notes	5.68%	January 2021	52,819	53,492
Fixed-rate mortgage note	4.95%	February 2021	9,365	-
Fixed-rate mortgage notes	4.70%	July 2021	110,000	110,000
Fixed-rate mortgage notes	3.30%	February 2022	105,000	-
Fixed-rate mortgage notes	4.25%	July 2022	82,350	-
Fixed-rate mortgage notes (9)	3.50%	January 2023	106,000	-
Fixed-rate mortgage notes	4.15%	July 2023	104,000	-
Fixed-rate mortgage notes	3.95%	November 2023	84,000	-
Total / Weighted-Average	3.71%		$ 1,195,218	$ 509,846
Gross book value of properties encumbered by debt			$ 1,646,243	$ 932,014

(1) This line of credit was terminated. Refer to "Lines of Credit" below for further detail.

(2) As of December 31, 2012, the interest rate was based on London Interbank Offered Rate ("LIBOR"), plus 1.75%.

(3) As of December 31, 2012, the interest rate was based on LIBOR, plus 1.70%.

(4) As of December 31, 2012, the interest rate was based on LIBOR, plus 2.00%.

(5) This mortgage note bears interest at a variable interest rate based on one-month LIBOR, plus 2.50% and had an interest rate of 2.71% and 2.80% as of December 31, 2012 and 2011, respectively. In conjunction with this mortgage note, the Company entered into an interest rate swap agreement that effectively fixed the interest rate of this mortgage note at 4.16% for the full term. Refer to "Derivative Instruments" below for further detail.

(6) These mortgage notes have a contractual maturity of June 1, 2041; however, the expected maturity date, based on the lender's ability to call the loan, is June 1, 2018.

(7) These mortgage notes have a contractual maturity of October 1, 2040; however, the expected maturity date, based on the lender's ability to call the loan, is October 1, 2020.

(8) These mortgage notes have a contractual maturity of November 1, 2040; however, the expected maturity date, based on the respective lender's ability to call the loan, is November 1, 2020.

(9) These mortgage notes have a contractual maturity of January 1, 2045; however, the expected maturity date, based on the respective lender's ability to call the loan, is January 1, 2023.

As of December 31, 2012, the principal payments due on the Company's consolidated debt during each of the next five years and thereafter were as follows:

(in thousands)	Amount
2013	$ 3,032
2014	4,582
2015 (1)	125,677
2016	17,554
2017	59,457
Thereafter	982,965
Total principal payments	1,193,267
Unamortized premium on assumed debt	1,951
Total debt	$ 1,195,218

(1) Includes $75.0 million due under the unsecured line of credit that matures in August 2015 and may be extended pursuant to two one-year extension options, subject to certain conditions.

Lines of Credit

In August 2012, the Company entered into an unsecured revolving credit agreement with an initial aggregate commitment of $300.0 million, which was subsequently increased to $400.0 million in December 2012. The Company has the ability to expand the commitment up to a maximum aggregate amount of $600.0 million, subject to certain conditions and receiving bank commitments. This line of credit matures in August 2015, and may be extended pursuant to two one-year extension options, subject to certain conditions. The primary interest rate is variable and calculated based on LIBOR, plus a margin ranging from 1.75% to 2.50%. This line of credit is available for general corporate purposes, including but not limited to the acquisition and operation of permitted investments, which include, but are not limited to, industrial properties. As of December 31, 2012, the Company had $75.0 million outstanding under the line of credit; the unused portion was approximately $325.0 million, of which approximately $44.8 million was available.

As a result of entering into the unsecured revolving credit agreement discussed above, the secured revolving credit agreement entered into by the Company and amended in December 2011 was terminated on August 15, 2012. This revolving credit agreement had an aggregate commitment of $160.0 million, up to a maximum aggregate amount of $300.0 million, and was scheduled to mature in December 2013. The primary interest rate was variable and calculated based on LIBOR, plus a spread ranging from 2.25% to 2.75%. This line of credit was available to finance the acquisition and operation of qualified properties as well as for working capital and general corporate purposes, subject to certain restrictions. Amounts under this line of credit became available when qualified properties were added as collateral pursuant to the credit agreement. In connection with the termination of this line of credit prior to its contractual maturity date, the Company incurred a non-cash loss of approximately $0.9 million, reflecting the write-off of previously capitalized deferred financing costs.

In June 2011, the Company entered into a secured revolving credit agreement with an initial aggregate commitment of $40.0 million, up to a maximum aggregate amount of $100.0 million. In November 2012, the

Company exercised its one time extension option to extend the maturity date from December 2012 to June 2013. The primary interest rate is variable and calculated based on LIBOR, plus 3.50%. This line of credit is available to finance the acquisition and operation of properties, for refinancing the Company's other debt obligations, and for working capital purposes. The Company has pledged and granted a security interest in, and liens upon, the gross proceeds of its primary public offering of shares of its common stock as collateral for any borrowings. As of December 31, 2012, there were no borrowings under this line of credit.

Unsecured Term Loan

In December 2012, the Company entered into a $200.0 million unsecured term loan facility, with the ability to increase the size of the unsecured term loan up to a total of $400.0 million, subject to certain conditions. The unsecured term loan requires monthly interest-only payments and has a maturity date of January 2018. The primary interest rate is variable and calculated based on LIBOR, plus a margin ranging from 1.70% to 2.45%, depending on our consolidated leverage ratio. The unsecured term loan is available for general corporate purposes, including but not limited to the acquisition and operation of permitted investments, which include, but are not limited to, industrial properties. As of December 31, 2012, there was $200.0 million outstanding.

Debt Covenants

The Company's mortgage note financings, lines of credit, and term loan contain various property level covenants, including customary affirmative and negative covenants. In addition, the lines of credit contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth restrictions. The Company was in compliance with all debt covenants as of December 31, 2012.

Derivative Instruments

The Company enters into derivative instruments for risk management purposes only. The Company currently has one derivative designated as a cash flow hedge, which the Company uses to manage its exposure to fluctuations in interest rates. By using such instruments, the Company exposes itself, from time to time, to credit risk and market risk. Credit risk is the failure of either party to the contract to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. The Company minimizes the credit risk by entering into transactions with high-quality counterparties whose credit ratings are evaluated on a quarterly basis. Market risk, as it relates to the Company's interest-rate derivative, is the adverse effect on the value of a financial instrument that results from changes in interest rates. The Company minimizes market risk by establishing and monitoring parameters that limit the types and degree of market risk that the Company incurs.

On August 31, 2010, the Company entered into a five-year, LIBOR-based interest rate swap agreement to hedge the interest rate on the $7.6 million mortgage note secured by one of the Company's properties. The interest rate swap has an effective date of August 31, 2010 and will expire on September 1, 2015. The Company entered into the interest rate swap to mitigate the risk of future interest rate increases by providing a fixed interest rate for a limited, pre-determined period of time, with the objective of offsetting the variability of its interest expense that arises because of changes in the variable interest rate for the designated interest payments. Accordingly, changes in fair value of the interest rate swap were recorded as a component of accumulated other comprehensive income ("AOCI") on the consolidated balance sheets. The Company reclassifies the effective gain or loss from AOCI on the consolidated balance sheets to interest expense on the consolidated statements of operations as the interest expense is recognized on the related debt.

The following table summarizes the location and fair value of cash flow hedges on the Company's consolidated balance sheets:

(in thousands)	Notional Amount	Balance Sheet Location	Fair Value as of December 31, 2012	2011
Interest rate swap	$7,560	Other liabilities	$256	$227

The following table presents the effect of the Company's derivative instruments on the Company's consolidated statements of operations:

(in thousands)	For the Year Ended December 31, 2012	2011	2010
Interest rate swap:			
Gain (loss) recognized in AOCI (effective portion)	$ 80	$ (200)	$ 119
(Loss) gain reclassified from AOCI into income (effective portion)	(109)	(109)	(37)

The interest rate swap has no hedge ineffectiveness, and as a result, no unrealized gains or losses were reclassified into net earnings as a result of hedge ineffectiveness. The Company expects no hedge ineffectiveness in the next 12 months.

7. FAIR VALUE

Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. Fair value measurements are categorized into one of three levels of the fair value hierarchy based on the lowest level of significant input used. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Considerable judgment and a high degree of subjectivity are involved in developing these estimates. These estimates may differ from the actual amounts that the Company could realize upon settlement.

The fair value hierarchy is as follows:

Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2 – Other observable inputs, either directly or indirectly, other than quoted prices included in Level 1, including:

- Quoted prices for similar assets/liabilities in active markets;
- Quoted prices for identical or similar assets/liabilities in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);
- Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatilities, default rates); and
- Inputs that are derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data.

The following table presents financial instruments measured at fair value on a recurring basis:

(in thousands)	Level 1	Level 2	Level 3	Total Fair Value
December 31, 2012				
Liabilities				
Derivative instrument	$ -	$ 256	$ -	$ 256
Total liabilities measured at fair value	$ -	$ 256	$ -	$ 256
December 31, 2011				
Liabilities				
Derivative instrument	$ -	$ 227	$ -	$ 227
Total liabilities measured at fair value	$ -	$ 227	$ -	$ 227

As of December 31, 2012 and 2011, the Company had no financial instruments that were transferred among the fair value hierarchy levels. The Company also had no non-financial assets or liabilities that were required to be measured at fair value on a recurring basis.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Derivative Instrument. The derivative instrument is an interest rate swap. The interest rate swap is a standard cash flow hedge whose fair value is estimated using market-standard valuation models. Such models involve using market-based observable inputs, including interest rate curves. The Company incorporates credit valuation adjustments to appropriately reflect both its nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. Due to the interest rate swap being unique and not actively traded, the fair value is classified as Level 2. See "Note 6" above for further discussion of the Company's derivative instrument.

The table below includes fair values for certain financial instruments for which it is practicable to estimate fair value. The carrying values and fair values of these financial instruments were as follows:

	December 31, 2012		December 31, 2011	
(in thousands)	**Carrying Value**	**Fair Value**	**Carrying Value**	**Fair Value**
Assets				
Notes receivable	$ 5,912	$ 5,923	$ 5,912	$ 5,897
Liabilities				
Lines of credit	75,000	75,000	109,750	109,750
Term loan	200,000	200,000	-	-
Mortgage notes	920,218	957,419	400,096	409,718
Derivative instrument	256	256	227	227

In addition to the previously described methods and assumptions for the derivative instrument, the following are the methods and assumptions used to estimate the fair value of the other financial instruments:

Notes Receivable. The fair value is estimated by discounting the expected cash flows on the notes receivable at current rates at which the Company believes similar loans would be made. Credit spreads and market interest rates used to determine the fair value of these instruments are based on Level 3 inputs. As of December 31, 2012, the Company had a note receivable of $4.6 million with a maturity date of June 1, 2013 and a note receivable of $1.3 million with a maturity date of August 1, 2013. The loans were made by the Company to the seller of two of the buildings acquired by the Company, and are secured by land and seller guarantees. Amounts outstanding and accrued interest on the notes receivable are due on the respective maturity dates.

Lines of Credit. The fair value of the lines of credit is estimated using discounted cash flow analysis based on the Company's estimate of market interest rates, which the Company has determined to be its best estimate of current market spreads over comparable term benchmark rates of similar instruments. Credit spreads relating to the underlying instruments are based on Level 3 inputs.

Term Loan. The fair value of the term loan is estimated using discounted cash flow analysis based on the Company's estimate of market interest rates, which the Company has determined to be its best estimate of current market spreads over comparable term benchmark rates of similar instruments. Credit spreads relating to the underlying instruments are based on Level 3 inputs.

Mortgage Notes. The fair value of the mortgage notes is estimated using discounted cash flow analysis based on the Company's estimate of market interest rates, which the Company has determined to be its best estimate of current market spreads over comparable term benchmark rates of similar instruments. Credit spreads relating to the underlying instruments are based on Level 3 inputs.

The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and distributions payable approximate their carrying values because of the short-term nature of these instruments. As such, these assets and liabilities are not listed in the carrying value and fair value table above.

8. INCOME TAXES

The Company has concluded that there was no impact related to uncertain tax positions from the results of operations of the Company for the years ended December 31, 2012, 2011 and 2010. The U.S. is the major tax jurisdiction for the Company, and the earliest tax year subject to examination is 2009.

Distributions

Distributions to stockholders are characterized for federal income tax purposes as: (i) ordinary income; (ii) non-taxable return of capital; or (iii) long-term capital gain. Distributions that exceed the Company's current and accumulated tax earnings and profits constitute a return of capital rather than a dividend and reduce the stockholders' basis in the common shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the stockholders' basis in the common shares, the distributions will generally be treated as a gain from the sale or exchange of such stockholders' common shares. At the beginning of each year, the Company notifies its stockholders of the taxability of the distributions paid during the preceding year. The following table summarizes the information reported to investors regarding the taxability of distributions on common shares for the years ended December 31, 2012, 2011 and 2010.

The unaudited preliminary taxability of the Company's 2012, 2011 and 2010 distributions on an annualized basis was:

	For the Year Ended December 31,		
	2012	2011	2010
Per common share:			
Ordinary income	$ 0.253	$ 0.225	$ 0.136
Non-taxable return of capital	0.372	0.400	0.489
Long-term capital gain	-	-	-
Total distribution	$ 0.625	$ 0.625	$ 0.625

9. STOCKHOLDERS' EQUITY

Public Offerings

On May 22, 2009, the Company filed a registration statement with the Securities and Exchange Commission (the "SEC") on Form S-11 in connection with the initial public offering of up to $2.0 billion in shares of common stock (the "Initial Offering"). The registration statement was subsequently declared effective on December 18, 2009. Pursuant to the registration statement for the Initial Offering, the Company offered for sale up to $1.5 billion in shares of common stock at a price of $10.00 per share, and up to $500.0 million in shares under the Company's distribution reinvestment plan at a price of $9.50 per share. Dividend Capital Securities LLC (the "Dealer Manager") provided dealer manager services in connection with the Initial Offering. The Initial Offering closed on April 16, 2012.

On April 17, 2012, the SEC declared effective the Company's registration statement on Form S-11 (Registration No. 333-175340) for the Company's follow-on public offering of up to $2.4 billion in shares of common stock (the "Follow-On Offering"), and the Follow-On Offering commenced the same day. Pursuant to the registration statement for the Follow-On Offering, the Company is offering for sale up to $1.8 billion in shares of common stock at a price of $10.40 per share, and up to $600.0 million in shares under the Company's distribution reinvestment plan at a price of $9.88 per share. The Dealer Manager provides dealer manager services in connection with the Follow-On Offering. The Follow-On Offering is a best efforts offering, which means that the Dealer Manager is not required to sell any specific number or dollar amount of shares of common stock in the Follow-On Offering, but will use its best efforts to sell the shares of common stock. The Follow-On Offering is also a continuous offering that is initially expected to end no later than two years after the effective date of the Follow-On Offering, or April 17, 2014, but may be extended by the Company's board of directors for up to an additional one and a half year period.

As of December 31, 2012, the Company had raised gross proceeds of $1.3 billion from the sale of 133.2 million shares of its common stock in its public offerings, including $31.9 million from the sale of 3.3 million shares of its common stock through the Company's distribution reinvestment plan. As of that date, 202.0 million shares remained available for sale pursuant to the Company's Follow-On Offering, including 59.2 million shares available for sale through the Company's distribution reinvestment plan.

Distributions

The Company intends to accrue and make distributions on a regular basis. The Company calculates individual payments of distributions to each stockholder based upon daily record dates during each quarter so that investors are eligible to earn distributions immediately upon purchasing shares of the Company's common stock. The distributions are calculated based on common stockholders of record as of the close of business each day in the period.

		Amount			
(in thousands)	Payment Date	Declared per Common Share	Paid in Cash	Reinvested in Shares	Total Distributions
2012					
December 31	January 15, 2013	$ 0.15625	$ 10,554	$ 9,014	$ 19,568
September 30	October 15, 2012	0.15625	9,408	8,089	17,497
June 30	July 16, 2012	0.15625	8,435	7,287	15,722
March 31	April 16, 2012	0.15625	6,137	4,902	11,039
Total			$ 34,534	$ 29,292	$ 63,826
2011					
December 31	January 17, 2012	$ 0.15625	$ 4,775	$ 3,653	$ 8,428
September 30	October 17, 2011	0.15625	3,776	2,893	6,669
June 30	July 15, 2011	0.15625	2,796	2,173	4,969
March 31	April 15, 2011	0.15625	1,819	1,436	3,255
Total			$ 13,166	$ 10,155	$ 23,321

Redemptions

The Company's board of directors approved and adopted amendments, in connection with the board's determination of a new primary offering price of $10.40 per share for the Follow-On Offering, that impact the price at which shares will be redeemed pursuant to the Company's share redemption program. The amendments modified the Company's share redemption program to adjust the calculation of the redemption price per share, effective as of June 1, 2012. Therefore, shares redeemed pursuant to eligible redemption requests received during the second quarter of 2012 were redeemed pursuant to the terms of the amended share redemption program and any shares redeemed thereafter have been and will be redeemed pursuant to the terms of the amended share redemption program.

Subject to certain restrictions and limitations, a stockholder may redeem shares of the Company's common stock for cash at a price that may reflect a discount from the purchase price paid for the shares of common stock being redeemed. Shares of common stock must be held for a minimum of one year, subject to certain exceptions. The Company is not obligated to redeem shares of its common stock under the share redemption program. The Company presently intends to limit the number of shares to be redeemed during any consecutive 12-month period to no more than five percent of the number of shares of common stock outstanding at the beginning of such 12-month period. The Company also intends to limit redemptions in accordance with a quarterly cap. With respect to shares of the Company's common stock purchased pursuant to the Initial Offering, including shares purchased through the Company's distribution reinvestment plan, the original purchase price will be increased by 4.0%, which is the amount by which the offering price increased between the Initial Offering and the Follow-On Offering (the "Initial Offering Adjustment"), subject to the adjustments applicable to shares of common stock in connection with a redemption request with respect to the death of a stockholder. The discount from the purchase price paid (as increased, if applicable, by the Initial Offering Adjustment) for the redeemed shares will vary based upon the length of time that the shares of common stock have been held, as follows:

Share Purchase Anniversary	Redemption Price as a Percentage of Original Purchase Price (as increased, if applicable, by the Initial Offering Adjustment)
Less than one year	No redemption allowed
One year	92.5%
Two years	95.0%
Three years	97.5%
Four years and longer	100.0%

The following table summarizes the Company's redemption activity:

	For the Year Ended December 31,	
(in thousands, except per share amount)	2012	2011
Number of eligible shares redeemed	613	182
Aggregate amount of shares redeemed	$ 5,982	$ 1,740
Average redemption price per share	$ 9.78	$ 9.57

10. RELATED PARTY TRANSACTIONS

The Company relies on Industrial Income Advisors LLC (the "Advisor"), a related party, to manage the Company's day-to-day operating and acquisition activities and to implement the Company's investment strategy pursuant to the terms of a fourth amended and restated advisory agreement (the "Advisory Agreement"), dated February 21, 2013, by and among the Company, the Operating Partnership, and the Advisor. The Advisor is considered to be a related party of the Company because certain indirect owners and officers of the Advisor serve as directors and/or executive officers of the Company. The Dealer Manager, also a related party, provides dealer manager services. The Advisor and Dealer Manager receive compensation in the form of fees and expense reimbursements for services relating to the Company's public offerings and for the investment and management of the Company's assets. The following summarizes the fees and expense reimbursements:

Sales Commissions. Sales commissions are payable to the Dealer Manager, all of which are reallowed to participating unaffiliated broker-dealers, and are equal to up to 7.0% of the gross proceeds from the Follow-On Offering. These sales commissions were also payable in connection with the Initial Offering.

Dealer Manager Fees. Dealer manager fees are payable to the Dealer Manager and are equal to up to 2.5% of the gross proceeds from the Follow-On Offering. These dealer manager fees were also payable in connection with the Initial Offering.

Acquisition Fees. For each real estate property acquired in the operational stage, the acquisition fee was an amount equal to 2.0% of the total purchase price of the properties acquired, until such time as the Company had invested an aggregate amount of $500.0 million in properties, at which time the acquisition fee was reduced to 1.0% of the total purchase price of the properties acquired (or the Company's proportional interest therein), including in all instances real estate property held in joint ventures or co-ownership arrangements. The Company reached the $500.0 million aggregate investment threshold during the second quarter of 2011. Accordingly, all acquisition fees incurred subsequent to the second quarter of 2011 were incurred at the 1.0% rate. In connection with providing services related to the development, construction and improvement, including tenant improvements, of real properties or overseeing the provision of these services by third parties on the Company's behalf, the acquisition fee will equal up to 4.0% of total project cost (including debt, whether borrowed or assumed), or the Company's proportional interest therein.

Asset Management Fees. Asset management fees consist of a monthly fee of one-twelfth of 0.80% of the aggregate cost (including debt, whether borrowed or assumed) (before non-cash reserves and depreciation) of each real property asset within the Company's portfolio (or the Company's proportional interest therein with respect to real estate property held in joint ventures, co-ownership arrangements or real estate-related entities in which the Company owns a majority economic interest or that the Company consolidates for financial reporting purposes). Asset management fees are also paid in connection with a disposition of one or more assets through a sale, merger, or other transaction in an amount equal to 2.0% of the total consideration paid in connection with the disposition.

Organization and Offering Expenses. The Company reimburses the Advisor for cumulative organization expenses and for cumulative expenses of its offerings up to 1.75% of the gross offering proceeds from its offerings. Organizational costs are expensed and offering costs are reflected as a reduction in additional paid in capital. The Advisor or an affiliate of the Advisor is responsible for the payment of the Company's cumulative organization and offering expenses to the extent the total of such cumulative expenses exceeds the 1.75% organization and offering expense reimbursements from the Company's offerings, without recourse against or reimbursement by the Company. If the Company is not successful in raising additional amounts of equity proceeds, no additional amounts will be payable by the Company to the Advisor for reimbursement of cumulative organization and offering expenses.

Other Expense Reimbursements. In addition to the reimbursement of organization and offering expenses, the Company is also obligated, subject to certain limitations, to reimburse the Advisor for certain costs incurred by the Advisor or its affiliates, such as personnel and overhead expenses, in connection with the services provided to the Company under the Advisory Agreement, provided that the Advisor does not receive a specific fee for the activities which generate the expenses to be reimbursed. The Advisor may utilize its officers to provide such services and in certain instances those individuals may include the Company's named executive officers.

The table below summarizes the fees and expenses incurred by the Company for services provided by the Advisor and the Dealer Manager related to the services described above, and any related amounts payable:

	Incurred				
	For the Year Ended December 31,			Payable as of December 31,	
(in thousands)	2012	2011	2010	2012 (1)	2011 (1)
Expensed:					
Acquisition fees	$12,715	$10,378	$ 4,527	$ -	$ -
Asset management fees	11,918	4,868	428	-	-
Other expense reimbursements	1,109	1,235	859	-	59
Total expensed	$25,742	$16,481	$ 5,814	$ -	$ 59
Additional Paid-In Capital:					
Sales commissions	$44,532	$27,075	$ 9,906	$ 609	$ 563
Dealer manager fees	17,808	11,065	3,903	445	319
Organization and offering expenses	12,791	7,806	2,725	453	218
Total adjustments to additional paid-in capital	$75,131	$45,946	$16,534	$1,507	$1,100

(1) In addition, the amounts accrued for organization and offering expense reimbursements that are not payable until additional gross proceeds of the offerings are received were $2.4 million and $5.2 million as of December 31, 2012 and 2011, respectively. The Company reimburses the Advisor for cumulative organization expenses and for cumulative expenses of its offerings up to 1.75% of the gross offering proceeds from its offerings. As such, the Company does not consider organization and offering expenses that exceed 1.75% of the gross offering proceeds raised from its offerings to be currently payable.

Joint Venture Fees. The unconsolidated joint venture described in "Note 5" has and will pay fees to the Advisor or its affiliates for providing services to the joint venture. These fees may be paid directly to the Advisor or its affiliates or indirectly, including, without limitation, through the Company or its subsidiaries. For the years ended December 31, 2012 and 2011, the joint venture paid to the Advisor approximately $2.6 million and $1.8 million, respectively, in fees for providing a variety of services, including with respect to acquisition and asset management activities. With respect to the Company's percentage interest in the joint venture, the Company has paid and will pay to the Advisor any additional amount necessary, after taking into account amounts paid directly by the joint venture to the Advisor, to provide that the Advisor receives the total amount of fees payable pursuant to the Advisory Agreement.

11. NONCONTROLLING INTERESTS

Operating Partnership Units ("OP Units")

In July 2009, the Operating Partnership issued 20,000 OP Units to the Advisor in exchange for $200,000. The Company has evaluated its ability to deliver shares of common stock to satisfy redemption requests from holders of its OP Units, and the Company has concluded that it has the right to satisfy the redemption requirements of holders of its OP Units by delivering unregistered shares of its common stock. Each outstanding OP Unit is exchangeable for one share of the Company's common stock, and an OP Unit holder cannot require redemption in cash or other assets. As a result, the Company classified its OP Units as noncontrolling interests within permanent equity until December 14, 2009, when the Advisor exchanged these 20,000 OP Units on a one-for-one basis for 20,000 shares of the Company's common stock.

Special Units

In July 2009, the Operating Partnership issued 100 partnership units ("Special Units") to the Sponsor, the parent of the Advisor, for consideration of $1,000. The holder of Special Units does not participate in the profits and losses of the Operating Partnership. Amounts distributable to the holder of the Special Units will depend on operations and the amount of net sales proceeds received from asset dispositions or upon other events. In general, after stockholders have received, in aggregate, cumulative distributions equal to their capital contributions plus a 6.5% cumulative, non-compounded annual pre-tax return on their net contributions, the holder of the Special Units and the holder of OP Units will receive 15% and 85%, respectively, of the net sales proceeds received by the Operating Partnership upon the disposition of the Operating Partnership's assets.

In addition, the Special Units will be redeemed by the Operating Partnership to the holder of the Special Units upon the earliest to occur of the following events: a Liquidity Event (as defined below); or the occurrence of certain events that result in the termination or non-renewal of the Advisory Agreement among the Advisor, the Company, and the Operating Partnership.

A Liquidity Event is defined as: a listing of the Company's common stock on a national securities exchange (or the receipt by its stockholders of securities that are listed on a national securities exchange in exchange for its common stock); the Company's sale, merger or other transaction in which its stockholders either receive, or have the option to receive, cash, securities redeemable for cash, and/or securities of a publicly traded company; or the sale of all or substantially all of the Company's assets where its stockholders either receive, or have the option to receive, cash or other consideration. As of December 31, 2012, the events that would result in the Special Units becoming redeemable are not considered probable.

The Company has determined that the Special Units are not redeemable at a fixed or determinable amount on a fixed or determinable date, at the option of the holder, or upon events that are not solely within the Company's control. As a result, the Company classifies its Special Units as noncontrolling interests within permanent equity. Because the holder of the Special Units does not participate in the profits and losses of the Operating Partnership, no net loss was allocated to noncontrolling interests resulting from the 100 Special Units for the years ended December 31, 2012, 2011 and 2010.

12. COMMITMENTS AND CONTINGENCIES

The Company and the Operating Partnership are not presently involved in any material litigation nor, to the Company's knowledge, is any material litigation threatened against the Company or its investments.

Environmental Matters

A majority of the properties the Company acquires are subject to environmental reviews either by the Company or the previous owners. In addition, the Company may incur environmental remediation costs associated with certain land parcels it may acquire in connection with the development of land. The Company has acquired certain properties in urban and industrial areas that may have been leased to or previously owned by commercial and industrial companies that discharged hazardous material. The Company may purchase various environmental insurance policies to mitigate its exposure to environmental liabilities. The Company is not aware of any environmental liabilities that it believes would have a material adverse effect on its business, financial condition, or results of operations.

13. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data is as follows:

	For the Quarter Ended			
(in thousands, except per share data)	**March 31**	**June 30**	**September 30**	**December 31**
2012				
Total revenues	$22,272	$ 28,425	$ 34,925	$ 42,271
Total operating expenses	$22,758	$ 29,576	$ 34,254	$ 44,083
Total other expenses	$ 6,376	$ 6,782	$ 9,396	$ 10,248
Net loss	$(6,862)	$ (7,933)	$ (8,725)	$(12,060)
Net loss attributable to common stockholders	$(6,862)	$ (7,933)	$ (8,725)	$(12,060)
Net loss per common share—basic and diluted	$ (0.10)	$ (0.08)	$ (0.08)	$ (0.10)
Weighted-average shares outstanding	70,648	100,788	111,996	125,247

(in thousands, except per share data)	For the Quarter Ended March 31	 June 30	 September 30	 December 31
2011				
Total revenues	$ 7,185	$ 9,965	$ 15,901	$ 18,599
Total operating expenses	$10,561	$14,393	$ 15,688	$ 19,653
Total other expenses	$ 2,088	$ 2,862	$ 5,505	$ 6,253
Net loss	$ (5,464)	$ (7,290)	$ (5,292)	$ (7,307)
Net loss attributable to common stockholders	$ (5,464)	$ (7,290)	$ (5,292)	$ (7,307)
Net loss per common share—basic and diluted	$ (0.26)	$ (0.23)	$ (0.12)	$ (0.14)
Weighted-average shares outstanding	20,831	31,801	42,693	53,948

14. SUBSEQUENT EVENTS

Status of Offering

As of February 27, 2013, the Company had raised gross proceeds of $1.4 billion from the sale of 144.9 million shares of its common stock in its public offerings, including $40.9 million from the sale of 4.2 million shares of its common stock through the Company's distribution reinvestment plan. As of that date, 190.4 million shares remained available for sale pursuant to the Company's Follow-On Offering, including 58.3 million shares available for sale through the Company's distribution reinvestment plan.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the direction of our Chief Executive Officer and Chief Financial Officer and Treasurer, we evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2012. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer and Treasurer have concluded that, as of December 31, 2012, our disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer and Treasurer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012, based upon criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be included under the headings "Board of Directors," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Corporate Governance" in our definitive proxy statement for our 2013 Annual Meeting of Stockholders, and such required information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be included under the heading "Compensation of Directors and Executive Officers" in our definitive proxy statement for our 2013 Annual Meeting of Stockholders, and such required information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be included under the heading "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement for our 2013 Annual Meeting of Stockholders, and such required information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be included under the heading "Certain Relationships and Related Transactions" in our definitive proxy statement for our 2013 Annual Meeting of Stockholders, and such required information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be included under the heading "Principal Accountant Fees and Services" in our definitive proxy statement for our 2013 Annual Meeting of Stockholders, and such required information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. *Financial Statements* – The financial statements are included under Item 8 of this report.
2. *Financial Statement Schedule* – The following financial statement schedule is included in Item 15(c):

Schedule III – Real Estate and Accumulated Depreciation.

All other financial statement schedules are not required under the related instructions or because the required information has been disclosed in the consolidated financial statements and the notes related thereto.

(b) Exhibits

The following exhibits are filed as part of this annual report on Form 10-K:

Exhibit No.	Description
3.1	Second Articles of Amendment and Restatement of Industrial Income Trust Inc. (the "Issuer"), dated February 9, 2010. Incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed with the SEC on March 26, 2010.
3.2	Bylaws of Industrial Income Trust Inc. Incorporated by reference to Exhibit 3.2 to Pre-Effective Amendment No. 4 to the Registration Statement on Form S-11 (File No. 333-159445) filed with the SEC on December 17, 2009.
4.1	Second Amended and Restated Distribution Reinvestment Plan. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on February 27, 2012.
4.2	Third Amended and Restated Share Redemption Program, dated February 21, 2012. Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed with the SEC on February 27, 2012.
14.1	Code of Ethics for President and Senior Financial Officers. Incorporated by reference to Exhibit 14.1 to the Annual Report on Form 10-K filed with the SEC on March 26, 2010.
10.1	Purchase and Sale Agreement and Joint Escrow Instructions, dated March 26, 2012, by IIT Lehigh Valley DC LLC, IIT North Plainfeld DC LLC, IIT Indianapolis DC LLC, KPJV Ruppsville Road LP, KPJV 861 Nestle Way LP, KPJV 7566 Morris Court LP, KPJV 7520 Morris Court LP, KPJV 595 South Perry Road LP, KPJV 909 Whitaker Road LP, KPJV 849 Whitaker Road LP, KPJV 923 Whitaker Road LP, KPJV 558 Airtech Parkway LP, and KPJV 5252 Decatur Boulevard LP. Incorporated by reference to Exhibit 10.92 to Post-Effective Amendment No. 8 to the Registration Statement on Form S-11 (File No. 333-159445) filed with the SEC on April 3, 2012.
10.2	Real Estate Sales Contract and Escrow Instructions, dated April 6, 2012, by and between IIT Acquisitions LLC, a wholly-owned subsidiary of Industrial Income Trust Inc., and K.T. Riverside I LLC and K.T. Riverside, LLC. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on April 10, 2012.
10.3	Credit Agreement, dated August 15, 2012, among Industrial Income Operating Partnership LP, a subsidiary of Industrial Income Trust Inc., as the Borrower; Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer; Keybank National Association, as Syndication Agent; Wells Fargo Bank, National Association, Regions Bank, and JPMorgan Chase Bank, N.A., as Co-Documentation Agents; Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Keybanc Capital Markets, as Joint Lead Arrangers and Joint Bookrunners. Incorporated by reference to Exhibit 10.93 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 (File No. 333-175430) filed with the SEC on October 12, 2012.

Exhibit No.	Description
10.4	Agreement for Purchase and Sale of Property, dated November 16, 2012, by and between Industrial Property Fund VI, LLC., and IIT Acquisitions LLC. Incorporated by reference to Exhibit 10.94 to Post-Effective Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-175430) filed with the SEC on January 14, 2013.
10.5	Term Loan Agreement, dated December 12, 2012, among Industrial Income Operating Partnership LP, a subsidiary of Industrial Income Trust Inc., as the Borrower; Bank of America, N.A., as Administrative Agent; JPMorgan Chase Bank, N.A., as Syndication Agent; Regions Bank and Wells Fargo Bank, National Association, as Co-Documentation Agents; Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, as Joint Lead Arrangers and Joint Bookrunners. Incorporated by reference to Exhibit 10.95 to Post-Effective Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-175430) filed with the SEC on January 14, 2013.
21.1*	List of Subsidiaries of Industrial Income Trust Inc.
23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
31.1*	Certification of Principal Executive Officer as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101**	The following materials from Industrial Income Trust Inc.'s Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 6, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Loss, (iv) Consolidated Statement of Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to the Consolidated Financial Statements

* Filed herewith.

** In accordance with Rule 406T of Regulation S-T, the information in these exhibits is furnished and deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, and otherwise is not subject to liability under these sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Industrial Income Trust Inc.:

Under date of March 6, 2013, we reported on the consolidated balance sheets of Industrial Income Trust Inc. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, equity and cash flows for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule, Schedule III – Real Estate and Accumulated Depreciation (Schedule III). Schedule III is the responsibility of the Company's management. Our responsibility is to express an opinion on Schedule III based on our audits.

In our opinion, Schedule III – Real Estate and Accumulated Depreciation, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Denver, Colorado
March 6, 2013

INDUSTRIAL INCOME TRUST INC.
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

($ in thousands)	# of Buildings	Debt	Initial Cost to Company			Cost Capitalized or Adjustments Subsequent to Acquisition	Gross Amount Carried as of December 31, 2012 (1)			Accumulated Depreciation and Amortization (3)	Acquisition Date	Depreciable Life (Years)
			Land	Buildings and Improvements (2)	Total Costs		Land	Buildings and Improvements (2)	Total Costs (3)			
Consolidated Industrial Properties:												
Renton Distribution Center in Kent, WA	1	$ 7,560	$ 2,474	$ 10,126	$ 12,600	$ (105)	$ 2,474	$ 10,021	$ 12,495	$ (845)	6/30/2010	1-40
Bell Gardens in Bell Gardens, CA	3	9,039	12,044	3,323	15,367	187	12,044	3,510	15,554	(1,158)	8/25/2010	1-20
Bay Area Portfolio in Richmond and Fremont, CA	4	28,843	27,639	32,361	60,000	1,124	27,639	33,485	61,124	(4,522)	9/1/2010	1-40
Portland Portfolio in Portland, OR	13	16,677	5,410	22,590	28,000	1,610	5,410	24,200	29,610	(4,459)	9/30/2010	1-40
Suwanee Point in Atlanta, GA	2	7,501	1,274	12,876	14,150	145	1,274	13,021	14,295	(1,662)	11/1/2010	1-40
Inland Empire Indian Avenue Distribution Center in Inland Empire, CA	1	43,919	15,066	64,934	80,000	-	15,066	64,934	80,000	(6,048)	12/29/2010	1-40
Brandon Woods Distribution Center in Baltimore, MD	1	8,900	4,916	11,184	16,100	938	4,916	12,122	17,038	(993)	12/30/2010	1-40
Rock Quarry 1 & 2 in Dallas, TX	2	12,046	3,106	22,569	25,675	-	3,106	22,569	25,675	(2,316)	1/19/2011	1-40
Eagle Falls Distribution Center in Tampa, FL	1	5,984	1,004	9,646	10,650	-	1,004	9,646	10,650	(979)	1/19/2011	1-40
Hagerstown Distribution Center in Hagerstown, MD	1	22,771	5,926	35,224	41,150	-	5,926	35,224	41,150	(3,185)	1/27/2011	1-40
Kent Valley Distribution Center in Kent, WA	1	3,367	871	6,786	7,657	-	871	6,786	7,657	(682)	2/17/2011	1-30
Portside Distribution Center in Tacoma, WA	1	-	6,985	13,015	20,000	2,033	6,985	15,048	22,033	(376)	3/22/2011	1-40
Collington Commerce Center in Baltimore, MD	1	-	4,531	14,769	19,300	345	4,531	15,114	19,645	(1,421)	3/23/2011	1-40
I-20 East Distribution Center in Atlanta, GA	1	-	2,575	31,175	33,750	118	2,575	31,293	33,868	(2,277)	3/29/2011	1-40
Industrial Parkway Distribution Center in Atlanta, GA	1	-	2,117	10,333	12,450	409	2,117	10,742	12,859	(1,487)	4/28/2011	1-30
Vista Point in Coppell, TX	6	9,999	4,914	18,029	22,943	13	4,914	18,042	22,956	(1,909)	5/26/2011	1-40
Regional Distribution Portfolio in Atlanta, GA; Houston, TX; and York, PA	3	66,869	11,788	100,012	111,800	1,054	11,788	101,066	112,854	(6,946)	6/17/2011	1-40

($ in thousands)	# of Buildings	Debt	Initial Cost to Company			Cost Capitalized or Adjustments Subsequent to Acquisition	Gross Amount Carried as of December 31, 2012 (1)			Accumulated Depreciation and Amortization (3)	Acquisition Date	Depreciable Life (Years)
			Land	Buildings and Improvements (2)	Total Costs		Land	Buildings and Improvements (2)	Total Costs (3)			
Consolidated Industrial Properties (continued):												
Hagerstown Industrial Lane Distribution Center in Hagerstown, MD	1	-	1,399	7,101	8,500	537	1,399	7,638	9,037	(815)	6/20/2011	1-30
Commerce Park in Houston, TX	13	21,996	10,662	23,335	33,997	2,382	10,662	25,717	36,379	(4,580)	6/29/2011	1-30
Sterling Distribution Center in Ontario, CA	1	-	7,945	16,683	24,628	-	7,945	16,683	24,628	(1,134)	8/4/2011	1-30
Ritner Distribution Center in Carlisle, PA	1	-	2,898	5,202	8,100	23	2,898	5,225	8,123	(1,313)	8/15/2011	1-20
International Drive Distribution Center in Mount Olive, NJ	1	-	4,016	5,584	9,600	2,169	4,016	7,753	11,769	(511)	8/24/2011	1-20
Keystone Industrial Portfolio in Bristol and West Chester, PA	13	-	10,585	25,765	36,350	538	10,585	26,303	36,888	(3,651)	9/29/2011	1-40
Champagne Distribution Center in Ontario, CA	1	9,080	8,253	9,384	17,637	194	8,253	9,578	17,831	(565)	11/21/2011	1-40
Exton Distribution Center in Exton, PA	1	-	1,666	5,759	7,425	50	1,666	5,809	7,475	(438)	11/22/2011	1-40
Chicago Industrial Portfolio in Chicago, IL	9	60,698	14,179	88,482	102,661	2,167	14,179	90,649	104,828	(7,846)	2011	1-40
Regional Industrial Portfolio in Dallas, TX; Atlanta, GA; and Ft. Lauderdale, FL	8	61,000	18,772	85,728	104,500	569	18,772	86,297	105,069	(5,168)	12/15/2011	1-40
Crossroads Distribution Center in Hanover, MD	2	-	13,368	29,132	42,500	116	13,368	29,248	42,616	(1,233)	12/15/2011	1-40
South Florida Industrial Portfolio in Tamarac and Ft. Lauderdale, FL	5	-	6,217	12,683	18,900	108	6,217	12,791	19,008	(1,339)	1/13/2012	1-40
BWI Commerce Center in Hanover, MD	1	4,650	3,411	4,389	7,800	-	3,411	4,389	7,800	(229)	3/23/2012	1-30
IN / PA Industrial Portfolio in Plainfield, IN and Lehigh Valley, PA	11	82,350	22,413	114,837	137,250	1,366	22,413	116,203	138,616	(7,096)	3/28/2012	1-40
10th Street Business Park in Dallas, TX	2	9,147	2,157	13,443	15,600	-	2,157	13,443	15,600	(405)	4/23/2012	1-40
Hollins End Industrial Park in Baltimore, MD	6	18,237	13,705	16,577	30,282	143	13,705	16,720	30,425	(1,029)	5/3/2012	1-40
Cactus Distribution Centers in Phoenix, AZ	2	76,616	18,916	112,746	131,662	-	18,916	112,746	131,662	(2,826)	5/10/2012	1-40
Gateway Distribution Center in Los Angeles, CA	1	9,365	11,277	12,975	24,252	58	11,277	13,033	24,310	(542)	5/16/2012	1-40
BWI Commerce Center II in Hanover, MD	1	6,925	5,289	6,361	11,650	14	5,289	6,375	11,664	(186)	5/16/2012	1-40
Foster Commerce Center in Portland, OR	2	10,325	3,023	14,305	17,328	1,707	3,023	16,012	19,035	(492)	6/1/2012	1-40

($ in thousands)	# of Buildings	Debt	Initial Cost to Company: Land	Initial Cost to Company: Buildings and Improvements (2)	Initial Cost to Company: Total Costs	Cost Capitalized or Adjustments Subsequent to Acquisition	Gross Amount Carried as of December 31, 2012 (1): Land	Gross Amount Carried as of December 31, 2012 (1): Buildings and Improvements (2)	Gross Amount Carried as of December 31, 2012 (1): Total Costs (3)	Accumulated Depreciation and Amortization (3)	Acquisition Date	Depreciable Life (Years)
Consolidated Industrial Properties (continued):												
Weston Business Center in Weston, FL	1	-	2,365	1,085	3,450	-	2,365	1,085	3,450	(32)	6/11/2012	1-40
Houston Industrial Portfolio in Houston, TX	4	23,850	6,243	33,706	39,949	624	6,243	34,330	40,573	(1,044)	6/14/2012	1-40
Hartman Business Center in Atlanta, GA	2	-	4,026	24,650	28,676	9	4,026	24,659	28,685	(728)	6/28/2012	1-40
Memphis Industrial Portfolio in Memphis, TN	3	-	2,073	22,227	24,300	6	2,073	22,233	24,306	(1,096)	7/11/2012	1-30
Baltimore Industrial Center in Baltimore, MD	1	-	4,332	5,842	10,174	-	4,332	5,842	10,174	(229)	7/31/2012	1-20
Columbia Park Industrial Center in Baltimore, MD	1	-	993	4,807	5,800	-	993	4,807	5,800	(188)	7/31/2012	1-30
Brandon Woods Distribution Center II in Baltimore, MD	1	-	4,231	10,994	15,225	6	4,231	11,000	15,231	(218)	8/2/2012	1-30
Somerset Industrial Center in Somerset, NJ	1	9,803	5,534	8,823	14,357	-	5,534	8,823	14,357	(331)	8/2/2012	1-20
Agave Distribution Center in Phoenix, AZ	1	38,250	13,972	76,993	90,965	589	13,972	77,582	91,554	(1,044)	8/7/2012	1-40
Somerset Industrial Center II in Somerset, NJ	2	-	8,160	12,090	20,250	27	8,160	12,117	20,277	(521)	8/8/2012	1-20
Tamarac in Tamarac, FL	-	-	1,300	-	1,300	70	1,300	70	1,370	-	8/28/2012	N/A
Industrial Parkway Distribution Center in Los Angeles, CA	1	-	2,687	6,683	9,370	-	2,687	6,683	9,370	(166)	8/31/2012	1-40
Kent Valley Distribution Center II in Seattle, WA	1	-	6,475	11,275	17,750	-	6,475	11,275	17,750	(319)	9/5/2012	1-30
Salt Lake City Distribution Center in Salt Lake City, UT	2	15,964	3,103	21,981	25,084	23	3,103	22,004	25,107	(397)	9/11/2012	1-40
Chantilly Distribution Center in Chantilly, VA	1	-	5,479	12,071	17,550	-	5,479	12,071	17,550	(248)	9/20/2012	1-30
Washington DC Corporate Center in Washington, D.C.	1	-	9,354	5,246	14,600	-	9,354	5,246	14,600	(146)	10/11/2012	1-20
Burleson Business Park in Austin, TX	3	14,173	3,983	22,136	26,119	-	3,983	22,136	26,119	(265)	10/19/2012	1-40
Raceway Crossings Industrial Center in Austin, TX	3	10,787	3,774	14,913	18,687	-	3,774	14,913	18,687	(169)	10/23/2012	1-40
Aurora Distribution Center III in Chicago, IL	1	-	3,648	12,602	16,250	-	3,648	12,602	16,250	(123)	10/31/2012	1-30
Pureland Industrial Portfolio in Bridgepoint, NJ	3	23,451	8,704	39,224	47,928	-	8,704	39,224	47,928	(481)	11/9/2012	1-20
Miami DC II in Miami, FL	1	-	2,346	4,704	7,050	-	2,346	4,704	7,050	(37)	11/13/2012	1-30
Northpoint in Dallas, TX	-	-	2,900	-	2,900	95	2,900	95	2,995	-	11/28/2012	N/A
Kent Valley DC III in Seattle, WA	1	-	1,668	2,622	4,290	-	1,668	2,622	4,290	(7)	12/5/2012	1-20

($ in thousands)	# of Buildings	Debt	Initial Cost to Company: Land	Initial Cost to Company: Buildings and Improvements (2)	Initial Cost to Company: Total Costs	Cost Capitalized or Adjustments Subsequent to Acquisition	Gross Amount Carried as of December 31, 2012 (1): Land	Gross Amount Carried as of December 31, 2012 (1): Buildings and Improvements (2)	Gross Amount Carried as of December 31, 2012 (1): Total Costs (3)	Accumulated Depreciation and Amortization (3)	Acquisition Date	Depreciable Life (Years)
Consolidated Industrial Properties (continued):												
National Distribution Portfolio in Atlanta, GA; Chicago, IL; Memphis, TN and Ft. Lauderdale, FL	12	105,000	27,018	152,227	179,245	49	27,018	152,276	179,294	(433)	12/5/2012	1-40
Englewood Distribution Center in Englewood, NJ	1	-	3,488	5,162	8,650	-	3,488	5,162	8,650	(19)	12/6/2012	1-20
Vista Point II in Austin, TX	1	7,158	2,709	10,791	13,500	-	2,709	10,791	13,500	(23)	12/12/2012	1-40
Freeport Crossing in Dallas, TX	7	42,564	11,860	63,890	75,750	-	11,860	63,890	75,750	(147)	12/12/2012	1-40
Houston Distribution Portfolio in Houston, TX	5	15,354	5,550	22,575	28,125	-	5,550	22,575	28,125	(98)	12/12/2012	1-20
Sorenson Industrial Center in Santa Fe Springs, CA	1	-	10,412	18,275	28,687	42	10,412	18,317	28,729	(19)	12/14/2012	1-40
Steamboat Distribution Center in York, PA	1	-	2,116	10,359	12,475	-	2,116	10,359	12,475	(17)	12/21/2012	1-30
Westport Distribution Center in Salt Lake City, UT	2	-	8,912	38,588	47,500	-	8,912	38,588	47,500	(94)	12/24/2012	1-40
Total	190	$920,218	$472,206	$ 1,705,964	$2,178,170	$ 21,552	$472,206	$ 1,727,516	$2,199,722	$ (91,302)		

(1) As of December 31, 2012, the aggregate cost for federal income tax purposes of investments in property was $2.2 billion (unaudited).

(2) Includes gross intangible lease assets of $258.4 million and gross intangible lease liabilities of $14.5 million.

(3) A summary of activity for investment in real estate properties is as follows:

(in thousands)	2012	2011
Investment in real estate properties:		
Balance at beginning of period	$ 932,014	$ 226,095
Acquisition of properties	1,250,680	701,273
Tenant improvements	17,028	4,646
Balance at end of period	$ 2,199,722	$ 932,014
Accumulated depreciation:		
Balance at beginning of period	$ (26,466)	$ (1,771)
Additions charged to costs and expenses	(64,836)	(24,695)
Balance at end of period	$ (91,302)	$ (26,466)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on March 6, 2013.

INDUSTRIAL INCOME TRUST INC.

By: /s/ Dwight L. Merriman III

Dwight L. Merriman III
Chief Executive Officer
(Principal Executive Officer)

By: /s/ Thomas G. McGonagle

Thomas G. McGonagle
Chief Financial Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Evan H. Zucker and Joshua J. Widoff (with full power to act alone), as his true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on the dates indicated.

Signature	Title	Date
/S/ EVAN H. ZUCKER **Evan H. Zucker**	Chairman of the Board and Director	March 6, 2013
/S/ MARSHALL M. BURTON **Marshall M. Burton**	Director	March 6, 2013
/S/ CHARLES B. DUKE **Charles B. Duke**	Director	March 6, 2013
/S/ STANLEY A. MOORE **Stanley A. Moore**	Director	March 6, 2013
/S/ DWIGHT L. MERRIMAN III **Dwight L. Merriman III**	Chief Executive Officer *(Principal Executive Officer)*	March 6, 2013
/S/ THOMAS G. MCGONAGLE **Thomas G. McGonagle**	Chief Financial Officer and Treasurer *(Principal Financial Officer and Principal Accounting Officer)*	March 6, 2013







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